Form 10-K405, Exhibit 13
period 1996-08-31
GREENBRIER COMPANIES INC
filed 1996-11-26
CIK 923120

SELECTED FINANCIAL INFORMATION
YEARS ENDED AUGUST 31

(IN THOUSANDS, EXCEPT PER SHARE DATA)                    1996           1995           1994           1993           1992
                                                     ---------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA
Revenues:
   Manufacturing                                      $  421,456     $  295,216     $  234,439     $  194,501     $  164,237
   Leasing and services                                  108,554         92,510         87,250         69,810         39,714
                                                     ---------------------------------------------------------------------------
                                                      $  530,010     $  387,726     $  321,689     $  264,311     $  203,951
                                                     ---------------------------------------------------------------------------
                                                     ---------------------------------------------------------------------------
Earnings before income tax expense and
  extraordinary charge:
   Manufacturing                                      $   23,929     $   18,502     $   17,093     $   13,548     $   13,281
   Leasing and services                                   14,430         16,705          7,115          4,453            975
   Corporate                                              (6,996)        (5,426)        (4,766)        (3,722)        (2,672)
                                                     ---------------------------------------------------------------------------
                                                      $   31,363     $   29,781     $   19,442     $   14,279     $   11,584
                                                     ---------------------------------------------------------------------------

Net earnings                                          $   18,275     $   16,665     $ 10,777(1)    $    8,219     $    6,482
                                                     ---------------------------------------------------------------------------

Earnings per share before extraordinary charge        $     1.29     $     1.18     $     1.02     $     0.78     $     0.61
Extraordinary charge                                          --             --           (.04)            --             --
                                                     ---------------------------------------------------------------------------
Net earnings per share                                $     1.29     $     1.18     $     0.98     $     0.78     $     0.61
                                                     ---------------------------------------------------------------------------
                                                     ---------------------------------------------------------------------------

Weighted average shares outstanding                       14,160         14,160         11,049         10,576         10,576
                                                     ---------------------------------------------------------------------------
                                                     ---------------------------------------------------------------------------

Cash dividends paid per share                         $     0.24     $     0.24     $       --     $       --     $       --
                                                     ---------------------------------------------------------------------------
BALANCE SHEET DATA

Assets:
   Manufacturing                                      $  182,426     $  154,768     $   80,139     $   58,184     $   49,908
   Leasing and services                                  433,062        377,621        391,770        323,149        166,810

Notes payable:
   Manufacturing                                      $   13,014     $   13,512     $   13,684     $   14,326     $    6,702
   Leasing and services                                  202,211        176,276        202,567        163,074         74,089

Subordinated debt                                     $   44,554     $   37,762     $   34,142     $   34,698     $   30,618
Minority interest                                         38,154         38,040         28,823         28,368            298
Stockholders' equity                                     111,736         96,818         82,786         27,205         19,231
                                                     ---------------------------------------------------------------------------
Capital base                                          $  194,444     $  172,620     $  145,751     $   90,271     $   50,147
                                                     ---------------------------------------------------------------------------
                                                     ---------------------------------------------------------------------------

 (1) Includes $500 extraordinary charge for debt prepayment penalties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

Greenbrier currently operates in two primary business segments: the manufacture of railcars and marine vessels and the refurbishment and repair of railcars; and the leasing and management of surface transportation equipment and related services, including third-party transportation logistics. The two business segments are operationally integrated. The manufacturing operations produce double-stack intermodal railcars, conventional railcars and marine vessels and perform refurbishment and maintenance activities, a portion of which is for railcar leasing operations. The leasing and services operations undertake most of the sales and marketing activities for the manufacturing operations. New product development is also conducted on an integrated basis.

Railcars are generally manufactured under firm orders from third parties and revenue is recognized when the cars are completed and accepted by the customer. From time to time Greenbrier commits to manufacture railcars prior to receipt of firm orders to maintain continuity of manufacturing operations. Revenues do not include sales of new railcars to, or refurbishment services performed for, the leasing operations since intercompany transactions are eliminated in preparing the consolidated financial statements. The margin generated from such refurbishment or sales activity is realized by the leasing operations over the term of the related lease or upon sale of the equipment.

Growth in the intermodal transportation market has declined compared to the double-digit gains achieved over the past few years as the industry absorbs recent equipment additions. While the mergers among the Class I railroads have also been a major factor in the transportation industry in 1996, the spin-off of unproductive or duplicate rail lines to short-line railroads may open new markets for growth, and the long-term prospects are expected to be positive. In addition, there is a growing trend among railroads towards outsourcing traditional functions such as maintenance and refurbishment activities that are not central to the business of hauling freight. Greenbrier hopes to take advantage of this trend toward outsourcing and is actively seeking additional repair and refurbishment contracts.

TRANSPORTATION LOGISTICS. In the fourth quarter of 1996, Greenbrier acquired Superior Transportation Systems, Inc. and the remaining interest in Tolan O'Neal Transportation & Logistics, Inc. Subsequent to year end, Interamerican Logistics Inc. was acquired. These transactions expand Greenbrier's third-party transportation logistics services. Anticipated synergies with the existing manufacturing and leasing businesses include building stronger relationships with customers in the railroad and shipping community and providing access to Greenbrier's asset base in railcars, trailers and containers. Logistics services have not had a significant impact on results of operations and are not expected to contribute to earnings until the acquired entities have completely integrated their operations.

MARINE VESSEL FABRICATION. In 1995, Greenbrier re-entered the marine vessel market with an expansion and upgrade of its marine facilities, which includes the largest side-launch ways on the West Coast. The upgraded marine facilities also enhance steel plate burning and fabrication capacity and provide flexibility for railcar production. Five ocean-going dump barges have been completed and delivered to a West Coast marine construction company and construction is underway on the sixth barge, which will be completed in December. Discussions on several potential new orders are in progress, but in the meantime, attention will turn to railcar repair and refurbishment activities. The marine business has not had a significant impact on results of operations.

HIGHWAY RENTAL. During 1995, Greenbrier entered the highway trailer rental market expecting to create new growth opportunities as well as to extend the economic life and value of existing intermodal equipment. Rental operations exist at four branch locations and utilize 2,500 trailers from Greenbrier's lease fleet. Despite some progress, market conditions are currently soft in this area, limiting growth opportunities in the foreseeable future. Management is evaluating this business for opportunities to improve financial results.

REFURBISHING AND REMARKETING PROGRAMS. In August 1990, an extended remarketing agreement (the "Golden West Service Program") was entered into with Southern Pacific Transportation Company ("Southern Pacific"), which recently merged with Union Pacific Railroad Company, to purchase, refurbish and remarket over 10,000 railcars. As of August 31, 1996, approximately 9,700 railcars had been refurbished and placed in lease service, principally under ten-year finance leases with Southern Pacific. The remaining railcars will be refurbished through January 1997 and will also be placed under ten-year leases. Subject to certain conditions, Southern Pacific receives a percentage of defined operating earnings generated from this program. Such amounts are included in leasing and services expense in the consolidated statements of earnings, and amounts accrued, but not yet paid, are included as deferred participation in the consolidated balance sheets. These amounts do not accrue interest, and significant payments do not begin until 2000.

AUTOSTACK SYSTEM DEVELOPMENT. Autostack was commercially introduced in August 1992 as a patented system to transport automobiles via rail, ocean and highway in standard domestic or international intermodal shipping containers. Vehicle transportation services are currently provided under agreements with shippers or manufacturers whereby a fee is earned for each vehicle transported using Autostack equipment. Vehicle transportation fees are included in leasing and services revenues in the consolidated statements of earnings. In August 1993, Mitsui & Co., Ltd. ("Mitsui") purchased an equity interest in a limited partnership formed for the purpose of acquiring Autostack equipment. Mitsui's investment and share of earnings are treated as minority interest in the consolidated financial statements. The Autostack system transported 108,000 vehicles in 1996 and 141,000 vehicles in 1995. Expectations for Autostack are tempered by the lack of market acceptance for this product.


RESULTS OF OPERATIONS

The following table sets forth information regarding costs and expenses, expressed as a percentage of the associated manufacturing or leasing and services revenue.

YEARS ENDED AUGUST 31                            1996        1995        1994
                                               ---------------------------------
Manufacturing:
  Sales                                         100.0%      100.0%      100.0%
  Cost of sales                                  89.9        88.7        87.0
  Selling and administrative expense              3.6         4.5         4.7
  Interest expense                                0.8         0.9         1.0
  Minority interest                                --        (0.4)         --
  Earnings before income taxes                    5.7         6.3         7.3

Leasing and services:
  Revenues                                      100.0%      100.0%      100.0%
  Operating expense                              48.0        41.2        48.8
  Selling and administrative expense             15.4        13.0        13.7
  Interest expense                               20.7        24.2        26.3
  Minority interest                               2.6         3.5         3.0
  Earnings before income taxes                   13.3        18.1         8.2

Corporate expenses as a percentage of total
  revenue                                         1.3%        1.4%        1.5%

Income taxes as a percentage of pre-tax earnings 41.7%       44.0%       42.0%

Net earnings as a percentage of total revenue     3.4%        4.3%        3.4%

REVENUES

Manufacturing revenues increased $126 million, or 43%, from 1995 to 1996 and $61 million, or 26%, from 1994 to 1995. Canadian operations at TrentonWorks contributed the majority of the increase in 1996 due to an 85% increase in railcar deliveries and a product mix characterized by higher unit sales value. Revenue from U.S. operations decreased slightly in 1996 due to a product mix characterized by higher unit sales value on fewer railcars delivered. The 1995 increase was primarily a result of the addition of TrentonWorks during the third quarter of 1995 and the larger number of railcars delivered, even though the product mix included more railcars with a relatively lower sales value than in the prior period. New railcar deliveries were 6,416 in 1996, 5,061 in 1995 and 4,416 in 1994. As of August 31, 1996, the firm order backlog of new railcars for sale or lease amounted to approximately 2,200 units, with an estimated sales value of $123 million. Backlog has declined compared to the near record level at August 31, 1995. The decline in backlog is consistent with the overall decline in industry demand and is believed to be due to the current pause in the market as a result of the recent merger activity among Class I railroads and the record railcar deliveries that occurred over the past several years.

Leasing and services revenue increased $16 million, or 17%, from 1995 to 1996 and $5 million, or 6%, from 1994 to 1995. Increased revenue in 1996 resulted from the recently expanded third-party transportation logistics services and additional railcars placed in lease service, offset by decreased revenue from automobile transportation services as a result of the lower volume of automobiles transported. The 1995 period also benefited from an increased number of railcars under lease as well as from increased vehicle transportation volume.

Pre-tax income realized on disposition of leased equipment amounted to $4.7 million during 1996, compared to $4.5 million in 1995 and $2.6 million in 1994. Assets from Greenbrier's lease fleet are sold in order to take advantage of market conditions, manage risk and maintain liquidity.


COST OF SALES AND EXPENSE

The factors influencing cost of sales and gross margin in a given period include order size (which affects economies of plant utilization), product mix, changes in manufacturing costs, product pricing and currency exchange rates. The gross margin percentage in 1996 declined slightly from that achieved in 1995. Margins generated from both domestic and Canadian operations improved in the current year; however, increased production levels at the Canadian facility, which operated at lower margins, resulted in the overall decline. Excluding the effect of the Canadian operation, which suspended production temporarily during May and June of 1995, the gross margin percentage achieved in 1995 was consistent with that achieved in 1994.

Leasing and services operating expense as a percentage of revenue increased to 48% in 1996 compared to 41% in 1995. This increase primarily resulted from the inclusion of third-party transportation logistics, lower automobile transportation volume generating lower revenue compared to relatively fixed costs and start-up utilization of the highway trailer rental operation, offset by a restructuring of certain lease participation costs. Operating expense as a percentage of revenue decreased in 1995 compared to 1994. This reduction was primarily a result of improved contribution from automobile transportation, a reduction in operating and participation costs associated with the sale of lease equipment and an increase in the number of units under finance leases.

As a percentage of revenue, total selling and administrative expense declined in 1996 compared to 1995 and 1994. The achievement of certain economies of utilization in manufacturing activities were offset by increased leasing and services costs associated with the highway trailer rental operations.

The increase in manufacturing interest expense in 1996 related primarily to working capital borrowings associated with the Canadian operation and to increased production and inventory levels. The slight increase in leasing and services interest expense resulted from cur-rent year borrowings offset somewhat by normal paydowns of term debt. Interest expense remained fairly constant in 1995 as compared to 1994 despite the increased size of the lease fleet, as the proceeds from the initial public offering of common stock as well as operating cash flow were used to acquire and refurbish railcars instead of obtaining third-party debt.

Manufacturing minority interest activity relates to the results of the Canadian operation, which improved in 1996 compared to 1995. The fluctuation in leasing and services minority interest relates to the minority investors' share of certain operating earnings from automobile transportation. Earnings from automobile transportation were reduced in 1996 compared to 1995 and increased in 1995 as compared to 1994.

The 1996 income tax provision represents an effective tax rate of 42% on U.S. operations, which is consistent with 1995 and 1994. The Canadian operation, which is not included in the U.S. consolidated tax return, previously generated operating loss carryforwards, which offset current period earnings. This resulted in consolidated income taxes as a percentage of pre-tax earnings being less than 42% in 1996. In 1995, no tax benefit was recognized for the losses incurred by Canadian operations.


LIQUIDITY AND CAPITAL RESOURCES

Greenbrier's growth has been financed through cash generated from operations, borrowings from banks and other financial institutions, subordinated debt, minority investments and proceeds from an initial public offering of the company's common stock. The Golden West Service Program, Autostack operations and acquisitions have generally been financed using subordinated debt and minority investments, which often serve as the capital base to secure senior term debt. Greenbrier anticipates acquiring a minority investor's interest in a consolidated subsidiary for $16 million, utilizing operating cash flow and available lines of credit.

Cash provided by operations totaled $35 million in 1996, compared to $16 million in 1995 and $33 million in 1994. The fluctuation in cash from operations in 1996 is primarily due to the decrease in inventory as a result of increased railcar deliveries, offset by purchases of materials required for the construction of marine barges and increased accounts receivable related to the timing of certain equipment sales in 1996. Cash provided by operations in 1995 was less than 1994 due to the increase in inventory which resulted from the acquisition of TrentonWorks, purchase of components which had been anticipated to be in short supply and material required for the barge contracts. Inventory levels at TrentonWorks as of August 31, 1995 were higher than anticipated due to the temporary suspension of production.

Existing credit facilities aggregate $101 million. A $43 million revolving credit line is available through March 1997, which provides working capital and interim financing of equipment for leasing and services operations. Borrowings outstanding under the revolving credit line were $14.5 million as of August 31, 1996. A $30 million operating line for working capital and a $10 million five-year term loan facility for certain manufacturing capital expenditures are available through February 1999 and December 1997, respectively, for U.S. manufacturing operations. Borrowings outstanding under the operating line were $1.6 million as of August 31, 1996. There were no borrowings outstanding under the term facility as of August 31, 1996. An $18 million (at the August 31, 1996 exchange rate) operating line is available through March 1997 for working capital and certain capital expenditures for Canadian operations. Borrowings outstanding under this line as of August 31, 1996 were $11.7 million. The weighted average interest rate on amounts outstanding with respect to these credit facilities was 8.3% for the year ended August 31, 1996.

In June 1995, a private placement of $67 million ten-year limited recourse senior secured debt was completed to finance the purchase and refurbishment of certain railcars. The facility is available through December 1996. The debt bears interest at Libor plus 1.62%, as defined in the agreement until the facility is fully utilized at which time the loan will convert to a fixed interest rate ranging from U.S. Treasuries plus 1.75% to 2.10% per annum. Principal will be repaid over the remaining term of the leases underlying the railcars, which are used as collateral. Unused funds available under this agreement, totaling $21 million as of August 31, 1996, are expected to be utilized by December 1996.

Capital expenditures totaled $129 million, $91 million and $73 million in 1996, 1995 and 1994. Of these capital expenditures, approximately $122 million, $83 million and $65 million in 1996, 1995 and 1994 were attributable to leasing and services operations. Significant leasing and services capital expenditure programs included additions to the lease railcar fleet under the Golden West Service Program and various additions to the lease fleet related to other equipment purchases, some of which were syndicated. Capital expenditures for leasing and services operations in 1997 are expected to be approximately $96 million. Such expenditures are expected to include additions to the lease fleet under the Golden West Service Program and other lease fleet additions.

Approximately $7 million of the capital expenditures for 1996 and $8 million for each of 1995 and 1994 were attributable to manufacturing operations. Capital expenditure programs included new and upgraded manufacturing plant and equipment to improve efficiencies, increase capacity and expand and upgrade marine facilities. Capital expenditures for manufacturing additions are expected to be approximately $8 million in 1997 and will include plant improvements and equipment acquisitions to further increase production and improve capacity and efficiency.

Operations in Canada give rise to market risks from changes in foreign currency exchange rates. To minimize these risks, forward exchange contracts are utilized. As of August 31, 1996, forward exchange contracts outstanding for the purchase of Canadian dollars were $16 million and for the purchase of U.S. dollars were $7 million, maturing at various dates through November 1996. Realized and unrealized gains and losses from such off-balance sheet contracts are deferred and recognized in income concurrent with the hedged transaction.

Dividends of $.06 per share have been paid quarterly beginning in 1995. The next quarterly dividend of $.06 per share was declared in November 1996, to be paid in December. During 1994, a special one-time dividend of $6.9 million was paid to the founding stockholders, which was used in part to repay advances from the company. Future dividends are dependent upon earnings, capital requirements and financial condition.

Certain loan covenants restrict the transfer of funds from the subsidiaries to the parent company in the form of cash dividends, loans, or advances. The restricted net assets of subsidiaries amounted to $32 million as of August 31, 1996. Consolidated retained earnings at August 31, 1996 were not restricted as to the payment of dividends.

Management expects existing funds and cash generated from operations, together with borrowings under existing credit facilities, will be sufficient to fund dividends, working capital needs, planned capital expenditures and expected debt repayments for the coming year. Management anticipates long-term financing will be required and will continue to be available for the purchase of equipment to expand Greenbrier's lease fleet.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements as to expectations, beliefs and future financial performance that are based on current expectations and are subject to a number of risks and uncertainties. Actual results or outcomes could differ materially from current expectations due to a number of factors, including general political, regulatory or economic conditions; competitive factors and pricing pressures; shifts in market demand; the performance and needs of industries served by Greenbrier; actual future costs of material and operating expenses such as steel and employee wages; the financial failure of significant customers; a delay or failure of new acquisitions or products to compete successfully; as well as the risks, uncertainties and other factors described from time to time in Greenbrier's SEC filings and reports.

--------------------------------------------------------------------------------
                    REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS
--------------------------------------------------------------------------------


REPORT OF MANAGEMENT

Board of Directors and Stockholders
The Greenbrier Companies, Inc.

The consolidated financial statements and other financial information of The Greenbrier Companies, Inc. and Subsidiaries in this report were prepared by management, which is responsible for their contents. They reflect amounts based upon management's best estimates and informed judgments. In management's opinion, the financial statements present fairly the financial position, results of operations and cash flows of the company in conformity with generally accepted accounting principles.

The company maintains a system of internal accounting controls and procedures, which is designed, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized, that they are properly recorded to produce reliable financial records, and that accountability for assets is maintained. The accounting controls and procedures are supported by careful selection and training of personnel and a continuing management commitment to the integrity of the system.

The financial statements have been audited, to the extent required by generally accepted auditing standards, by Deloitte & Touche LLP, independent auditors. In connection therewith, management has considered the recommendations made by the independent auditors in connection with their audit and has responded in an appropriate, cost-effective manner.

The Board of Directors has appointed an Audit Committee composed entirely of directors who are not employees of the company. The Audit Committee meets with representatives of management and the independent auditors, both separately and jointly. The Committee reports to the Board on its activities and findings.


/s/ William A. Furman         /s/ Larry G. Brady

William A. Furman             Larry G. Brady
President                     Vice President
Chief Executive Officer       Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
The Greenbrier Companies, Inc.

We have audited the accompanying consolidated balance sheets of The Greenbrier Companies, Inc. and Subsidiaries as of August 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Greenbrier Companies, Inc. and Subsidiaries as of August 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Portland, Oregon
November 7, 1996

CONSOLIDATED BALANCE SHEETS
AUGUST 31

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                   1996        1995
                                                        ------------------------
ASSETS
  MANUFACTURING
    Current assets:
       Cash and cash equivalents                        $   2,303   $   1,653
       Accounts receivable                                 63,009      28,003
       Inventories                                         75,989      86,280
       Prepaid expenses                                     1,512       1,497
                                                        ------------------------
                                                          142,813     117,433

    Property, plant and equipment                          35,893      33,135
    Other                                                   3,720       4,200
                                                        ------------------------
                                                          182,426     154,768
  LEASING AND SERVICES
    Cash and cash equivalents                               3,780       8,697
    Restricted cash and investments                         6,400       3,664
    Accounts and notes receivable                          20,353      11,610
    Railcars held for refurbishment or sale                14,459      13,559
    Investment in direct finance leases                   190,307     168,402
    Equipment on operating leases                         174,394     158,661
    Prepaid expenses and other                             23,369      13,028
                                                        ------------------------
                                                          433,062     377,621
                                                        ------------------------
                                                        $ 615,488   $ 532,389
                                                        ------------------------
                                                        ------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
  MANUFACTURING
    Current liabilities:
       Revolving notes                                    $13,314   $  27,313
       Accounts payable and accrued liabilities            49,924      45,647
       Current portion of notes payable                     1,053         966
                                                        ------------------------
                                                           64,291      73,926

    Notes payable                                          13,014      13,512
                                                        ------------------------
                                                           77,305      87,438
  LEASING AND SERVICES
    Revolving notes                                        14,500         --
    Accounts payable and accrued liabilities               68,209      47,767
    Deferred revenue                                        4,377       4,729
    Deferred participation                                 32,316      27,829
    Deferred income taxes                                  22,126      15,730
    Notes payable                                         202,211     176,276
                                                        ------------------------
                                                          343,739     272,331

    Subordinated debt                                      44,554      37,762

  Minority interest                                        38,154      38,040

  COMMITMENTS AND CONTINGENCIES (NOTES 3, 19 & 20)

  STOCKHOLDERS' EQUITY
    Preferred stock - $0.001 par value, 25,000 shares
     authorized, none issued                                  --          --
    Common stock - $0.001 par value, 50,000 shares
     authorized, 14,160 outstanding                            14          14
    Additional paid-in capital                             49,079      48,894
    Retained earnings                                      62,259      47,383
    Foreign currency translation adjustment                   384         527
                                                        ------------------------
                                                          111,736      96,818
                                                        ------------------------
                                                        $ 615,488   $ 532,389
                                                        ------------------------
                                                        ------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED AUGUST 31

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                  1996                1995                1994
                                                      -----------------------------------------------------
REVENUES
  Manufacturing                                        $ 421,456           $ 295,216           $ 234,439
  Leasing and services                                   108,554              92,510              87,250
                                                      -----------------------------------------------------
    Total revenues                                       530,010             387,726             321,689

COSTS AND EXPENSES
  Cost of manufacturing sales                            378,829             261,981             203,958
  Leasing and services                                    52,160              38,148              42,562

  Selling and administrative expense:
    Manufacturing                                         15,276              13,407              11,103
    Leasing and services                                  16,754              11,989              11,946
    Corporate                                              6,996               5,426               4,766
                                                      -----------------------------------------------------
                                                          39,026              30,822              27,815
  Interest expense:
    Manufacturing                                          3,235               2,707               2,285
    Leasing and services                                  22,445              22,381              22,948
                                                      -----------------------------------------------------
                                                          25,680              25,088              25,233
  Minority interest:
    Manufacturing                                            187             (1,381)                 --
    Leasing and services                                   2,765               3,287               2,679
                                                      -----------------------------------------------------
                                                           2,952               1,906               2,679
                                                      -----------------------------------------------------
    Total costs and expenses                             498,647             357,945             302,247

EARNINGS BEFORE INCOME TAX EXPENSE AND
  EXTRAORDINARY CHARGE
  Manufacturing                                           23,929              18,502              17,093
  Leasing and services                                    14,430              16,705               7,115
  Corporate                                              (6,996)             (5,426)             (4,766)
                                                      -----------------------------------------------------
                                                          31,363              29,781              19,442
Income tax expense                                      (13,088)            (13,116)             (8,165)
                                                      -----------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY CHARGE                      18,275              16,665              11,277

Extraordinary charge, net of tax                              --                  --               (500)
                                                      -----------------------------------------------------
NET EARNINGS                                           $  18,275           $  16,665           $  10,777
                                                      -----------------------------------------------------
                                                      -----------------------------------------------------
Earnings per share before extraordinary charge         $    1.29           $    1.18           $    1.02
Extraordinary charge                                          --                  --               (.04)
                                                      -----------------------------------------------------
Net earnings per share                                 $    1.29           $    1.18           $    0.98
                                                      -----------------------------------------------------
                                                      -----------------------------------------------------
Weighted average shares outstanding                       14,160              14,160              11,049
                                                      -----------------------------------------------------
                                                      -----------------------------------------------------

 The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                           Foreign
                                          Common Stock       Additional                    Currency       Due from       Total
                                      --------------------    Paid-in       Retained      Translation     Founding   Stockholders'
                                       Shares     Amount      Capital       Earnings       Adjustment   Stockholders     Equity
                                      ----------------------------------------------------------------------------------------------
Balance, August 31, 1993              10,360      $ 10        $   398       $ 30,240         $   --       $ (3,443)    $  27,205

  Net proceeds from initial
    public offering                    3,800         4         48,257             --             --             --        48,261

  Advances to founding
    stockholders                          --        --             --             --             --         (2,271)       (2,271)

  Special dividend to
    founding stockholders                 --        --             --         (6,900)            --             --        (6,900)

  Repayments by founding
    stockholders                          --        --             --             --             --          5,714         5,714

  Net earnings                            --        --             --         10,777             --             --        10,777
                                      ----------------------------------------------------------------------------------------------
Balance, August 31, 1994              14,160        14         48,655         34,117             --             --        82,786

  Compensation relating
    to non-qualified stock
    option plan                           --        --            239             --             --             --           239

  Cash dividends
    ($.24 per share)                      --        --             --         (3,399)            --             --        (3,399)

  Foreign currency
    translation adjustment                --        --             --             --            527             --           527

  Net earnings                            --        --             --         16,665             --             --        16,665
                                      ----------------------------------------------------------------------------------------------
Balance, August 31, 1995              14,160        14         48,894         47,383            527             --        96,818

  Compensation relating
    to non-qualified stock
    option plan                           --        --            185             --             --             --           185

  Cash dividends
    ($.24 per share)                      --        --             --         (3,399)            --             --        (3,399)

  Foreign currency
    translation adjustment                --        --             --             --           (143)            --          (143)

  Net earnings                            --        --             --         18,275             --             --        18,275
                                      ----------------------------------------------------------------------------------------------
Balance, August 31, 1996              14,160      $ 14        $49,079       $ 62,259        $   384         $   --      $111,736
                                      ----------------------------------------------------------------------------------------------
                                      ----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED AUGUST 31

(IN THOUSANDS)                                                 1996                1995           1994
                                                           ------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings                                              $  18,275           $  16,665      $  10,777
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
       Deferred income taxes                                    6,396               3,331          1,898
       Deferred participation                                   4,487               9,396          7,832
       Depreciation and amortization                           24,895              23,898         23,040
       Gain on sales of equipment                              (5,324)             (5,100)        (3,905)
       Other                                                      215                 771            455
    Decrease (increase) in assets:
       Accounts and notes receivable                          (38,377)             (5,421)       (10,837)
       Inventories                                             10,291             (40,799)        (1,898)
       Prepaid expenses and other                              (2,817)             (5,811)        (6,074)
    Increase (decrease) in liabilities:
       Accounts payable and accrued liabilities                17,182              18,633         10,532
       Deferred revenue                                          (352)                (56)         1,340
                                                           ------------------------------------------------
  Net cash provided by operating activities                    34,871              15,507         33,160
                                                           ------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of subsidiaries, net of cash acquired            (1,960)            (23,916)            --
  Principal payments received under direct finance leases       8,402               6,836          5,208
  Investment in direct finance leases                         (26,430)            (31,720)       (32,571)
  Proceeds from sales of equipment                             58,328              31,259         18,610
  Purchase of property and equipment                          (94,880)            (53,481)       (36,348)
  Use of (investment in) restricted cash                       (2,736)              3,224          6,958
                                                           ------------------------------------------------
  Net cash used in investing activities                       (59,276)            (67,798)       (38,143)
                                                           ------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from borrowings                                     48,912              31,530         88,741
  Repayments of borrowings                                    (25,375)            (24,907)       (80,483)
  Dividends                                                    (3,399)             (3,399)            --
  Proceeds from minority investors                                 --               9,221             --
  Net proceeds from initial public offering                        --                  --         48,261
  Advances to stockholders                                         --                  --         (2,271)
  Cash portion of special dividend                                 --                  --         (1,186)
                                                           ------------------------------------------------
  Net cash provided by financing activities                    20,138              12,445         53,062
                                                           ------------------------------------------------
INCREASE (DECREASE) IN CASH                                    (4,267)            (39,846)        48,079
Cash and cash equivalents
  Beginning of period                                          10,350              50,196          2,117
                                                           ------------------------------------------------
  End of period                                             $   6,083           $  10,350      $  50,196
                                                           ------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the period for:
    Interest                                                $  26,166           $  23,359      $  21,928
    Income taxes                                               11,038               9,762          5,227
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
 FINANCING ACTIVITIES
  Equipment obtained through borrowings                     $   7,581           $   5,337      $   4,441
  Repayment of borrowings through return of
    railcars held for refurbishment                             2,433               7,726             --

 The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Three Years Ended August 31, 1996

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 -- NATURE OF OPERATIONS

The Greenbrier Companies, Inc. and Subsidiaries ("Greenbrier" or the "company") are engaged in developing, manufacturing, marketing and leasing surface transportation equipment for the railroad and transportation industries. Greenbrier's manufacturing segment produces double-stack intermodal railcars, conventional railcars and marine vessels and provides rail services for both intermodal and conventional railcars. The leasing segment is engaged in complemen- tary product development, marketing and leasing activities, including third-party transportation logistics.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION -- The financial statements include the accounts of the company and all of its majority-owned subsidiaries. Fifty percent interests in partnerships in which the company is the general partner and exercises substantive control are also consolidated. All significant intercompany transactions and balances have been eliminated upon consolidation.

The financial statements and transactions of the company's Canadian subsidiary are maintained in its functional currency and translated into U.S. dollars for purposes of consolidation. Translation adjustments are accumulated as a separate component of stockholders' equity. Net gains resulting from foreign currency transactions were $866 and $896 for the years ended August 31, 1996 and 1995.

ACCOUNTING ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES -- Inventories are valued at the lower of cost (first-in, first-out) or market. Work-in-process includes material, labor and overhead.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is stated at cost. Depreciation is provided on the straight-line method over estimated useful lives of three to twenty years.

RAILCARS HELD FOR REFURBISHMENT OR SALE -- Railcars held for refurbishment or sale are hulks that will either be refurbished or sold and which are carried at the cost of the hulks and any refurbishment costs incurred.

EQUIPMENT ON OPERATING LEASES -- Equipment on operating leases is stated at cost. Depreciation to residual values is provided on the straight-line method over the estimated useful lives of five to sixteen years for trailers and containers, five to twenty years for railcar equipment and five to ten years for vehicle transportation equipment. Certain equipment is designed for particular purposes. Management evaluates the remaining life and recoverability of such equipment in light of current conditions. If business conditions change, such estimates could also change.

PREPAID EXPENSES AND OTHER ASSETS -- Loan fees are capitalized and amortized as interest expense over the life of the related borrowings. Goodwill is amortized over twelve years.

MINORITY INTEREST -- Minority interest represents unaffiliated investors' capital investment and interest in the undistributed earnings and losses of consolidated entities.

REVENUE RECOGNITION -- Revenue from railcar manufacturing or refurbishment is recognized at the time railcars are completed and accepted by unrelated customers.

Direct finance lease revenue is recognized as a constant yield on asset-carrying values. Certain interim rentals are based on estimated costs. Revenue from direct finance leases is impacted by estimated residual values.

Operating lease revenue is recognized as earned under the lease terms. Payments received in advance are deferred until earned.

MAINTENANCE AND WARRANTY RESERVES -- Maintenance reserves are estimated and provided over the term of the underlying lease agreement. Warranty reserves are estimated and charged to operations in the period provided.

INCOME TAXES -- The liability method is used to account for income taxes. Deferred income taxes are provided for the effects of temporary differences arising from differences in the recognition of revenues and expenses for financial statement and income tax reporting purposes.

FORWARD EXCHANGE CONTRACTS -- Operations in Canada give rise to market risks from changes in foreign currency exchange rates. Forward exchange contracts are entered into to hedge the risk of foreign currency fluctuations of a subsidiary. Realized and unrealized gains and losses are deferred and recognized in earnings concurrent with the hedged transaction. Even though forward exchange contracts are entered to mitigate the impact of currency fluctuations, certain exposure remains, which will impact operating results.

NET EARNINGS PER SHARE -- Net earnings per share is computed on the basis of the weighted average number of common shares outstanding.

STATEMENTS OF CASH FLOWS -- All highly-liquid investments with a maturity of three months or less are considered cash equivalents.

RECLASSIFICATIONS -- Certain reclassifications have been made to prior years' consolidated financial statements to conform with the 1996 presentation.


PROSPECTIVE ACCOUNTING CHANGES -- Greenbrier has not elected early adoption of Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Management does not believe adoption of the statement will have a material effect on either financial position or results of operations.

Greenbrier has not elected early adoption of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 will have no effect on the financial position or results of operations because compensation expense for its stock-based employee compensation plans will be measured using the method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. Upon adoption of SFAS No. 123 in 1997, pro forma disclosures of net income and earnings per share will be provided as if the method prescribed by SFAS No. 123 had been applied in measuring compensation expense.


NOTE 3 -- ACQUISITIONS

In the fourth quarter of 1996, Greenbrier acquired Superior Transportation Systems, Inc. and the remaining interest in Tolan O'Neal Transportation & Logistics, Inc. ("TOT&L"). Subsequent to year end, Interamerican Logistics Inc. was acquired. These transactions expand Greenbrier's third-party transportation logistics services. The acquisitions were accounted for using the purchase method, whereby assets and liabilities were valued at estimated fair value and consist primarily of accounts receivable, accounts payable and accrued liabilities. A portion of the purchase price is based on future earnings and will result in an adjustment of goodwill. Goodwill arising out of the initial purchase price is included in other assets and amortized on a straight-line basis over 12 years. The acquisitions were financed primarily through cash from operations. Operations of the entities purchased prior to year end have been included in the accompanying financial statements from the date of acquisition.

NOTE 4 -- CASH AND INVESTMENTS

Cash is temporarily invested in high-quality, short-term investments, principally commercial paper, and carried at cost, which approximates market.

Restricted cash and investments may only be used for equipment acquisitions and partnership distributions in accordance with loan or partnership agreements. Such restricted cash is invested in U.S. Treasury bills, banker's acceptances, commercial paper and money market funds, and is carried at cost, which approximates market.


NOTE 5 -- INVENTORIES

                                      1996              1995
                                    ----------------------------
Manufacturing supplies
  and raw materials                 $  5,856          $  7,832
Work-in-process                       60,474            78,448
Assets held for sale                   9,659                --
                                    ----------------------------
                                    $ 75,989          $ 86,280
                                    ----------------------------
                                    ----------------------------

NOTE 6 -- PROPERTY, PLANT AND EQUIPMENT

                                      1996              1995
                                    ----------------------------
Land and improvements               $  8,064          $  8,067
Buildings and improvements            11,383             9,106
Machinery and equipment               28,027            21,182
Other                                  2,798             5,287
                                    ----------------------------
                                      50,272            43,642
Accumulated depreciation             (14,379)          (10,507)
                                    ----------------------------
                                    $ 35,893          $ 33,135
                                    ----------------------------
                                    ----------------------------

NOTE 7 -- INVESTMENT IN DIRECT FINANCE LEASES

                                      1996              1995
                                    ----------------------------
Future minimum receipts
  on lease contracts                $354,538          $347,270
Less amounts for
  maintenance, insurance
  and taxes                          (74,561)          (69,863)
                                    ----------------------------
Net minimum lease receipts           279,977           277,407
Unguaranteed residual
  values                              56,695            48,933
Unearned finance charges            (146,365)         (157,938)
                                    ----------------------------
                                    $190,307          $168,402
                                    ----------------------------
                                    ----------------------------

Minimum future receipts on the direct finance lease contracts are as follows:

YEAR ENDING AUGUST 31,
   1997                             $ 52,240
   1998                               51,480
   1999                               50,444
   2000                               48,667
   2001                               47,470
   Thereafter                        104,237
                                  -------------
                                   $ 354,538
                                  -------------
                                  -------------

NOTE 8 -- EQUIPMENT ON OPERATING LEASES

                                      1996              1995
                                  -------------------------------
Trailers and containers            $ 123,863         $ 119,527
Railcar equipment
  and other                          113,621            88,756
                                  -------------------------------
                                     237,484           208,283
Accumulated depreciation             (63,090)          (49,622)
                                  -------------------------------
                                   $ 174,394         $ 158,661
                                  -------------------------------
                                  -------------------------------

In addition to the above equipment, certain railcar equipment is leased by the company and subleased to customers under noncancelable operating leases.

Aggregate minimum future amounts receivable under all noncancelable operating leases and subleases are as follows:

YEAR ENDING AUGUST 31,
   1997                            $  21,157
   1998                               17,450
   1999                               15,025
   2000                               10,634
   2001                               10,151
   Thereafter                         35,110
                                 ---------------
                                   $ 109,527
                                 ---------------

While the minimum future rentals receivable are less than the carrying value of equipment on operating leases, certain equipment is also operated under daily, monthly or mileage arrangements. Associated revenues amounted to $28,460, $22,870 and $21,265 for the years ended August 31, 1996, 1995 and 1994.

NOTE 9 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                      1996              1995

MANUFACTURING
   Accounts payable and
      accrued liabilities           $ 37,165          $ 33,603
   Accrued payroll and
      related liabilities              9,545            10,034
   Warranty reserves                   3,214             2,010
                                   -----------------------------
                                    $ 49,924          $ 45,647
                                   -----------------------------
                                   -----------------------------

LEASING AND SERVICES
   Accounts payable and
      accrued liabilities          $  25,891         $   9,314
   Accrued payroll and
      related liabilities              5,298             4,628
   Maintenance and
      warranty reserves               26,464            22,369
   Other                              10,556            11,456
                                  ------------------------------
                                   $  68,209         $  47,767
                                  ------------------------------
                                  ------------------------------


NOTE 10 -- REVOLVING NOTES

A $30,000 operating line of credit, bearing interest primarily at prime, is available through February 1999 to provide working capital for the domestic manufacturing operations based on defined receivables and inventory. Borrowings outstanding as of August 31, 1996 and 1995 were $1,650 and $9,915.

An $18,260 (at the August 31, 1996 exchange rate) operating line of credit, bearing interest primarily at prime plus 1.125%, is available through March 1997 for working capital and certain capital expenditures for the Canadian manufacturing operation based on defined receivables and inventory. Borrowings outstanding as of August 31, 1996 and 1995 were $11,664 and $17,398.

Revolving lines of credit aggregating $43,000, bearing interest primarily at prime plus .125%, are available through March 1997 to provide working capital and interim financing of equipment for the leasing and services operations based on defined equipment. Borrowings outstanding as of August 31, 1996 were $14,500 and there were no borrowings outstanding as of August 31, 1995. A minority investor's interest in a consolidated subsidiary is expected to be acquired for $16 million, utilizing operating cash flow and available lines of credit.

The applicable prime rate for the domestic borrowings and Canadian borrowings was 8.25% and 5.75% as of August 31, 1996.


NOTE 11 -- NOTES PAYABLE

                                      1996              1995
                                  -------------------------------
MANUFACTURING
   Term loans, interest
     at 11%, due in
     monthly installments
     through June 2008             $  12,051         $  12,328
   Other notes payable                 2,016             2,150
                                  -------------------------------
                                      14,067            14,478
   Less current portion               (1,053)             (966)
                                  -------------------------------
                                   $  13,014         $  13,512
                                  -------------------------------

A $10,000, five-year, term loan facility is available through December 1997 to fund certain domestic manufacturing capital expenditures. As of August 31, 1996 and 1995, there were no borrowings outstanding under this facility; however, the facility was securing a $1 million outstanding letter of credit issued for inventory purchases and to secure certain rental payments as of August 31, 1996.


                                      1996              1995
                                  -------------------------------
LEASING AND SERVICES
   Equipment notes payable          $200,705          $173,547
   Other notes payable                   422                --
                                  -------------------------------
                                     201,127           173,547
Notes payable -- hulks                 1,084             2,729
                                  -------------------------------
                                    $202,211          $176,276
                                  -------------------------------

Equipment notes payable, bearing interest at rates varying from Libor plus 1.6% to fixed rates of 7.1% to 10.8% are due in varying installments through June 2005. Substantially all assets of the company are pledged as collateral for the notes payable and revolving notes. The Libor interest rate was 5.44% as of August 31, 1996. The weighted average remaining contractual life and weighted average interest rate of equipment notes payable as of August 31, 1996 and 1995, of which $151,744 and $172,062 bear fixed rates of interest, was approximately 71 and 72 months and 8.5% and 9.2%.

Principal payments on the notes payable are as follows:

                                                     LEASING
                                     MANUFACTURING  AND SERVICES
                                    ----------------------------
YEAR ENDING AUGUST 31,
   1997                              $ 1,053          $ 28,378
   1998                                1,068            32,145
   1999                                  991            41,361
   2000                                1,052            24,039
   2001                                  911            24,721
   Thereafter                          8,992            51,567
                                    ----------------------------
                                     $14,067          $202,211
                                    ----------------------------
                                    ----------------------------

Notes payable -- hulks mature upon receipt of the railcars for refurbishment, which is anticipated to occur over the next year.

The revolving and operating lines of credit, along with certain equipment notes payable, contain covenants with respect to various subsidiaries, the most restrictive of which limit the payment of dividends by subsidiaries and require certain levels of tangible net worth, ratio of debt to equity and debt service coverage.


NOTE 12 -- SUBORDINATED DEBT

                                        1996              1995

                                    ----------------------------
Subordinated notes -- hulks         $  2,886          $  4,542
Subordinated notes                    41,668            33,220
                                    ----------------------------
                                    $ 44,554          $ 37,762
                                    ----------------------------
                                    ----------------------------

As part of the agreement described in Note 20, a group of railcars was acquired in May 1991 in exchange for notes payable -- hulks and subordinated notes -- hulks. Until the cars are delivered to the company, they are being operated by the seller under a lease arrangement with no stated lease rate. Additionally, the notes bear no stated interest rate until the cars are delivered. The implicit interest expense on the notes and the offsetting implicit lease revenue of $717, $1,312 and $1,855 for the years ended August 31, 1996, 1995 and 1994 are reflected in the financial statements at rates which approximate the stated rate of interest of 11% in effect on the notes after delivery of the equipment. Deliveries are anticipated to occur over the next year, at which time the notes payable -- hulks of $1,084 mature and the subordinated notes -- hulks of $2,886 convert to subordinated notes with terms as described below. The railcars are included in the consolidated balance sheet as railcars held for refurbishment or sale.

Subordinated notes of $41,668 as of August 31, 1996 were issued for railcars purchased as part of the agreement described above. The notes bear interest at 9% and 11%, with substantially all of the principal repayment due ten years from the date of the note, and are subordinated to all other liabilities of a subsidiary. Approximately $858 becomes due in 1997, $96 in 1998 and $268 in 2001, with the remaining balance due after 2001.

NOTE 13 -- STOCKHOLDERS' EQUITY

In July 1994, the company completed an initial public offering of its common stock in which 5,520 shares were sold at $14 per share. Of the shares sold, 3,800 were sold by the company and the balance were sold by founding stockholders.

Certain loan covenants restrict the transfer of funds from the subsidiaries to the parent company in the form of cash dividends, loans, or advances. The restricted net assets of subsidiaries amounted to $32,058 as of August 31, 1996. Consolidated retained earnings at August 31, 1996 were not restricted as to the payment of dividends.

A stock incentive plan was adopted July 1, 1994 which provides for granting compensatory and non-compensatory options to employees and others. Outstanding options generally vest at 50% two years from grant with the balance five years from grant. The following table summarizes the stock option transactions:

                                      Shares           Option
                                      Under            Price
                                      Option         Per Share
                                    ----------------------------
Balance at August 31, 1994               714               $14
   Options granted                         4             14-17
   Options canceled                      (36)               14
                                    ----------------------------
Balance at August 31, 1995               682             14-17
   Options granted                       162             11-12
   Options canceled                      (56)            11-12
                                    ----------------------------
Balance at August 31, 1996               788             11-17
                                    ----------------------------
                                    ----------------------------

As of August 31, 1996, options to purchase 321 shares were exercisable and 592 shares were available for grant.

Additionally, a supplementary stock option plan was adopted under which options to purchase 60 shares of common stock were granted to employees by the founding stockholders at a purchase price of $4 per share. The effects of the plan are not material to the financial condition or results of operations of the company.

The Chairman and the Chief Executive Officer, founding and majority stockholders, have entered into an agreement whereby they have agreed to vote their shares together to elect each other as directors of the company and with respect to all other matters put to a vote of the stockholders.


NOTE 14 -- RELATED PARTY TRANSACTIONS

Fees for managing certain trailers and containers of $562, $563 and $500 were paid to an affiliated partnership for the years ended August 31, 1996, 1995 and 1994. Maintenance, management and other fees received from a related entity under an agreement were $930, $884 and $438 for the years ended August 31, 1996, 1995 and 1994. Marketing fees of $2,219 for the year ended August 31, 1994 were paid to that entity under an agreement which was terminated in July 1994.

In July 1996, Greenbrier acquired the remaining 50% of TOT&L from an executive officer and director. The purchase price included $500 cash, a $250 note payable bearing interest at 7% and due on or before July 2000 and a contingent amount based on the future value of certain operations.


NOTE 15 -- EMPLOYEE BENEFIT PLANS

A defined contribution 401(k) plan is available to substantially all U.S. employees. Contributions are based on a percentage of employee contributions and amounted to $651, $584 and $512 for the years ended August 31, 1996, 1995 and 1994.

A defined benefit pension plan is provided for Canadian employees covered by collective bargaining agreements. The plan provides pension benefits based on years of credited service. Contributions to the plan are actuarially determined and are intended to fund the net periodic pension cost. The plan's assets, obligations and pension cost are not material to Greenbrier.


NOTE 16 -- INCOME TAXES

Components of income tax expense are as follows:

                                       1996              1995           1994
                                    --------------------------------------------
Current:
   Federal                           $ 5,390           $ 7,906        $ 5,932
   State                               1,302             1,879            335
                                      ------------------------------------------
                                       6,692             9,785          6,267
Deferred:
   Federal                             5,237             2,723            798
   State                               1,159               608          1,100
                                      ------------------------------------------
                                       6,396             3,331          1,898
                                      ------------------------------------------
                                     $13,088           $13,116        $ 8,165
                                    --------------------------------------------

Income tax expense is computed at rates different than the statutory rates. The reconciliation between effective and statutory rates is as follows:

                                       1996              1995           1994
                                      ------------------------------------------
Statutory rates                        35.0%             35.0%          34.0%
State income taxes,
  net of federal benefit                 5.1               5.3            5.0
Impact of foreign taxes                 (0.2)              1.7             --
Other                                    1.8               2.0            3.0
                                      ------------------------------------------
Income tax combined
  effective rate                       41.7%             44.0%          42.0%
                                      ------------------------------------------

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                1996           1995
                                            -----------------------------
Deferred tax assets:
   Alternative minimum
     tax credit carryforward                  $(14,650)      $(15,051)
   Deferred participation                      (13,918)       (11,132)
   Maintenance and
     warranty reserves                         (11,524)        (9,756)
   Accrued payroll and
     related liabilities                        (5,101)        (4,087)
   Deferred revenue                             (1,381)        (1,943)
   Inventories and other                        (2,051)        (1,251)
   Net operating loss
     carryforward                                 (548)          (913)
                                            -----------------------------
                                               (49,173)       (44,133)
   Valuation allowance                             639            986
                                            -----------------------------
                                               (48,534)       (43,147)
Deferred tax liabilities:
   Accelerated depreciation                     66,152         55,416
   Other                                         4,508          3,461
                                            -----------------------------

Net deferred tax liability                    $ 22,126       $ 15,730
                                            -----------------------------
                                            -----------------------------

A Canadian net operating loss carryforward of $1,438 as of August 31, 1996, which expires August 31, 2002, is available to offset Canadian earnings. A valuation allowance has been provided for Canadian deferred tax assets.


NOTE 17 -- SEGMENT INFORMATION

The two business segments in which the company operates are manufacturing and leasing and services of transportation equipment. A summary of selected consolidated information for the industry segments is as follows:

                                      1996              1995           1994
                                  ---------------------------------------------
Revenues:
   Manufacturing                   $ 485,765         $ 329,327      $ 257,380
   Elimination of
     intersegment
     sales                           (64,309)          (34,111)       (22,941)
                                  ---------------------------------------------
                                     421,456           295,216        234,439
                                  ---------------------------------------------
   Leasing and
     services                        129,312           108,593        101,589
   Elimination of
     intersegment
     sales                           (20,758)          (16,083)       (14,339)
                                  ---------------------------------------------
                                     108,554            92,510         87,250
                                  ---------------------------------------------
   Total                           $ 530,010         $ 387,726      $ 321,689
                                  ---------------------------------------------
                                  ---------------------------------------------
Capital expenditures:
   Manufacturing                   $   6,690         $   7,946      $   8,042
   Leasing and
     services                        122,201            82,592         65,318
                                  ---------------------------------------------
   Total                           $ 128,891         $  90,538      $  73,360
                                  ---------------------------------------------
                                  ---------------------------------------------
Depreciation and
 amortization:
   Manufacturing                   $   3,997         $   3,123      $   2,160
   Leasing and
     services                         20,898            20,775         20,880
                                  ---------------------------------------------
   Total                           $  24,895         $  23,898      $  23,040
                                  ---------------------------------------------
                                  ---------------------------------------------

Revenues generated from the refurbishment of railcars for the leasing and services segment are eliminated from manufacturing revenues. Marketing fees paid to the leasing and services segment by the manufacturing segment are eliminated from leasing and services revenue.

Sales and marketing expenses of $5,103, $4,561 and $4,259 for the years ended August 31, 1996, 1995 and 1994 have been allocated from the leasing and services segment to the manufacturing segment. Such expenses represent costs which, in the opinion of management, are reasonably allocable to the manufacturing segment.

The leasing and services segment includes current and deferred income taxes which are corporate liabilities.

A portion of Greenbrier's manufacturing operations are located in Canada since an acquisition in March 1995. The following table summarizes selected geographic information:

                                              1996                1995
                                           -------------------------------
Revenues:
   United States                            $355,128            $354,888
   Canada                                    174,882              32,838
                                           -------------------------------
   Total                                    $530,010            $387,726
                                           -------------------------------
                                           -------------------------------
Earnings (loss) before
  income tax expense:
   United States                            $ 26,865            $ 31,218
   Canada                                      4,498              (1,437)
                                           -------------------------------
   Total                                    $ 31,363            $ 29,781
                                           -------------------------------
                                           -------------------------------
Identifiable assets:
   United States                            $570,743            $483,203
   Canada                                     44,745              49,186
                                           -------------------------------
   Total                                    $615,488            $532,389
                                           -------------------------------
                                           -------------------------------

Intercompany sales between geographic areas, primarily from Canada to the U.S., were $28,049 and $467 during 1996 and 1995.


NOTE 18 -- CUSTOMER CONCENTRATION

Revenue from the manufacturing segment's largest customer was 28% of total revenues for the year ended August 31, 1996. Accounts receivable from this customer was 9% of manufacturing receivables as of August 31, 1996. Other significant customers accounted for 42% and 12% of 1995 revenues, with accounts receivable from these customers representing 50% of manufacturing receivables as of August 31, 1995. Significant customers accounted for 31%, 11% and 13% of 1994 revenues.

Substantially all of the leasing and services receivables as of August 31, 1996 and 1995 are due from one customer.

NOTE 19 -- LEASE COMMITMENTS

Lease expense for railcar equipment leased under non-cancelable leases was $3,204, $1,250 and $3,675 for the years ended August 31, 1996, 1995 and 1994.

Aggregate minimum future amounts payable under non-cancelable railcar equipment leases are as follows:

YEAR ENDING AUGUST 31,
   1997                                    $   4,021
   1998                                        4,021
   1999                                        3,888
   2000                                        3,142
   2001                                        1,067
   Thereafter                                  4,534
                                         --------------
                                           $  20,673
                                         --------------
                                         --------------

An operating lease for a manufacturing and refurbishment facility, which contains an option to purchase the property at a specified price, expires in November 2002. Rental payments are secured by a $1,000 letter of credit and amounted to $380 for the year ended August 31, 1996 and $330 for each of the years ended August 31, 1995 and 1994.

Office space and certain manufacturing and office equipment are rented under operating leases which expire at various dates through June 2001. Rental expense was $1,643, $955 and $1,228 for the years ended August 31, 1996, 1995 and 1994.

Aggregate minimum future amounts payable under non-cancelable operating leases are as follows:

YEAR ENDING AUGUST 31,
   1997                                    $   4,151
   1998                                        3,974
   1999                                        3,681
   2000                                        3,278
   2001                                        2,898
   Thereafter                                  2,501
                                         --------------
                                           $  20,483
                                         --------------


NOTE 20 --COMMITMENTS AND CONTINGENCIES

As part of an agreement entered into in 1990 under which the company agreed to purchase and refurbish over ten thousand used railcars, there remains a commitment to refurbish approximately four hundred railcars which are expected to be completed by January 1997. The refurbished railcars will be placed into service, principally under ten year leases with the seller. In addition to the revolving credit lines discussed in Note 10, an unused long-term financing commitment of $21,000 for financing refurbishment activity is available through December 1996 and is expected to be utilized by such time.

The agreement includes an option, which, under certain conditions, provides for the seller to repurchase the railcars for the original acquisition cost to the company at the date the underlying subordinated notes are due. Should such option be exercised, amounts due under the subordinated notes would be retired from the repurchase proceeds.

The agreement also provides that, under certain conditions, the seller will receive a percentage of operating earnings, as defined. Amounts accrued are referred to as participation and are included in deferred participation. Payment of deferred participation is estimated to be $947 in 2000 and $3,190 in 2001, with remaining balance due after 2001. Participation expense was $8,670, $9,918 and $10,073 for the years ended August 31, 1996, 1995 and 1994.

As of August 31, 1996, forward exchange contracts entered into to hedge the risk of foreign currency fluctuations of U.S. dollar accounts receivable related to firm commitments for the sale of railcars to be manufactured in Canada were $16 million. Forward exchange contracts for U.S. dollar purchases for railcars to be manufactured in Canada were $7 million. These agreements mature at various dates through November 1996. No credit loss from counterparty non-performance is anticipated.

Environmental studies have been conducted by the company of its owned and leased properties which indicate additional investigation and some remediation may be necessary. The outcome cannot be predicted with certainty; however, management believes that any ultimate liability resulting from environmental issues will not materially affect the financial position or results of operations of the company. Management believes that its operations adhere to sound environmental practices, applicable laws, and regulations.

The company is involved as a defendant in litigation in the ordinary course of business, the outcome of which cannot be predicted with certainty. Management believes that any ultimate liability will not materially affect the financial position or results of operations of the company.

Agreements were entered into with several equipment manufacturers for the purchase of leasing and services operating equipment and as of August 31, 1996 approximately $575 of equipment remained to be purchased under these agreements.

Effective July 1, 1994, the company entered into employment agreements, which expire August 31, 2004, with the Chairman and the Chief Executive Officer, which provide each with a minimum annual salary and a bonus calculated based on operating results, as defined. The minimum annual aggregate defined payment under the agreements is $600 and the maximum is $2,000.


NOTE 21-- FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the company's financial instruments and the methods and assumptions used to estimate such fair values, are as follows:

                                                       1996
                                          ---------------------------------
                                            Carrying           Estimated
                                             amount           fair value
                                          ---------------------------------
Notes payable and
  subordinated debt                         $260,832            $257,078
Deferred participation                        32,316              17,618

                                                       1995
                                          ---------------------------------
                                            Carrying           Estimated
                                             amount           fair value
                                          ---------------------------------
Notes payable and
  subordinated debt                         $228,516            $228,249
Deferred participation                        27,829              15,336


The carrying amount of cash and cash equivalents, restricted cash and investments, accounts and notes receivable, revolving notes and accounts payable and accrued liabilities is a reasonable estimate of fair value of these financial instruments. Estimated rates currently available to the company for debt with similar terms and remaining maturities are used to estimate the fair value of notes payable and subordinated debt. The fair value of deferred participation is estimated by discounting the estimated future cash payments using the company's estimated incremental borrowing rate.

QUARTERLY RESULTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Unaudited operating results by quarter for 1996 and 1995 are as follows:

                                                     First              Second               Third              Fourth
                                                  ---------------------------------------------------------------------------
1996
Manufacturing revenues                             $ 95,109            $117,394            $ 95,842            $113,111
Leasing and services revenues                        21,656              24,697              25,298              36,903
                                                  ---------------------------------------------------------------------------
   Total revenues                                  $116,765            $142,091            $121,140            $150,014
                                                  ---------------------------------------------------------------------------

Earnings before income tax expense:
   Manufacturing                                   $  5,511            $  7,733            $  5,496            $  5,189
   Leasing and services                               2,299               3,740               4,121               4,270
   Corporate                                         (1,554)             (1,914)             (1,487)             (2,041)
                                                  ---------------------------------------------------------------------------
                                                   $  6,256            $  9,559            $  8,130            $  7,418
                                                  ---------------------------------------------------------------------------
Net earnings                                       $  3,363            $  5,579            $  4,901            $  4,432
                                                  ---------------------------------------------------------------------------
Net earnings per share                             $   0.24            $   0.39            $   0.35            $   0.31
                                                  ---------------------------------------------------------------------------

1995
Manufacturing revenues                             $ 57,250            $ 63,301            $ 94,756            $ 79,909
Leasing and services revenues                        22,411              22,802              22,568              24,729
                                                  ---------------------------------------------------------------------------
   Total revenues                                  $ 79,661            $ 86,103            $117,324            $104,638
                                                  ---------------------------------------------------------------------------
Earnings before income tax expense:
   Manufacturing                                   $  3,097            $  2,300            $  9,299            $  3,806
   Leasing and services                               3,395               3,845               3,579               5,886
   Corporate                                         (1,200)             (1,578)             (1,711)               (937)(1)
                                                  ---------------------------------------------------------------------------
                                                   $  5,292            $  4,567            $ 11,167            $  8,755
                                                  ---------------------------------------------------------------------------
Net earnings                                       $  3,069            $  2,649            $  6,287            $  4,660
                                                  ---------------------------------------------------------------------------
Net earnings per share                             $   0.22            $   0.19            $   0.44            $   0.33
                                                  ---------------------------------------------------------------------------

(1) Primary reason for fluctuations are adjustments to incentive compensation accruals.

--------------------------------------------------------------------------------
                                 INVESTOR INFORMATION
--------------------------------------------------------------------------------

CORPORATE OFFICES:

The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035
(503) 684-7000

ANNUAL STOCKHOLDERS' MEETING:

January 14, 1997, 2:00 p.m.
Hilton Hotel
921 S.W. Sixth Avenue
Portland, Oregon

FINANCIAL INFORMATION:

Requests for copies of this annual report and other financial information should be made to Investor Relations, The Greenbrier Companies, Inc.,
One Centerpointe Drive, Suite 200,
Lake Oswego, Oregon 97035

LEGAL COUNSEL:

Tonkon, Torp, Galen, Marmaduke &Booth
Portland, Oregon

INDEPENDENT AUDITORS:

Deloitte & Touche LLP
Portland, Oregon

TRANSFER AGENT:

Harris Trust Company of California
c/o Harris Trust and Savings
311 W. Monroe Street
Chicago, Illinois 60606
(800) 554-3406

Greenbrier's Transfer Agent maintains stockholder records, issues stock certificates and will distribute dividends. Requests concerning these matters should be directed to Harris Trust Company of California.

STOCKHOLDER INQUIRIES:

Please contact Mark Rittenbaum, Investor Relations
(503) 684-7000

COMMON STOCK:

Greenbrier's common stock has been traded on the New York Stock Exchange under the symbol GBX since July 14, 1994. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for the common stock on the New York Stock Exchange.

                                                 High              Low
                                               ---------------------------
FISCAL 1996

First quarter                                   $13.00            $10.50
Second quarter                                  $13.00            $10.38
Third quarter                                   $17.88            $11.25
Fourth quarter                                  $16.00            $11.38

FISCAL 1995

First quarter                                   $19.38            $16.25
Second quarter                                  $17.75            $14.25
Third quarter                                   $16.50            $13.38
Fourth quarter                                  $15.75            $12.00

FISCAL 1994

Fourth quarter                                  $18.50            $14.00

Cash dividends of $.06 per share have been paid quarterly on the common stock since December 1994. There is no assurance as to future dividends as they are dependent upon future earnings, capital requirements and financial condition.