Form 10-K405, Exhibit 13
period 1997-08-31
GREENBRIER COMPANIES INC
filed 1997-11-26
CIK 923120

FINANCIAL

TABLE OF CONTENTS

Selected  Financial Information                                              18

Management's Discussion and Analysis of Results
   of Operations and Financial Condition                                     19

Reports of Management and Independent Auditors                               24

Consolidated Balance Sheets                                                  25

Consolidated Statements of Operations                                        26

Consolidated Statements of Stockholders' Equity                              27

Consolidated Statements of Cash Flows                                        28

Notes to Consolidated Financial Statements                                   29

Quarterly Results of Operations                                              38

SELECTED FINANCIAL INFORMATION

YEARS ENDED AUGUST 31


(IN THOUSANDS, EXCEPT PER SHARE DATA)                1997           1996           1995           1994           1993
                                                -----------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Revenues:
  Manufacturing                                 $   325,501    $   421,456    $   295,216    $   234,439    $   194,501
  Leasing and services                              105,419         98,484         92,510         87,250         69,810
                                                -----------------------------------------------------------------------
                                                $   430,920    $   519,940    $   387,726    $   321,689    $   264,311
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------

Earnings from continuing operations before
  income tax expense:
  Manufacturing                                 $     3,454    $    23,929    $    18,502    $    17,093    $    13,548
  Leasing and services                               12,492(1)      15,012         16,705          7,115(2)       4,453
  Corporate                                          (6,122)        (6,996)        (5,426)        (4,766)        (3,722)
                                                -----------------------------------------------------------------------
                                                $     9,824    $    31,945    $    29,781    $    19,442    $    14,279
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------

Earnings from continuing operations             $     6,021    $    18,613    $    16,665    $    11,277(2) $     8,219

Discontinued operations:
  Loss on operations(3)                         $    (2,512)   $      (338)   $        --    $        --    $        --
  Estimated loss on disposal(4)                 $    (7,680)   $        --    $        --    $        --    $        --

Net earnings (loss)                             $    (4,171)   $    18,275    $    16,665    $    10,777(5) $     8,219
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------
Earnings per share from continuing operations   $      0.43    $      1.31    $      1.18    $      1.02    $      0.78
Net earnings (loss) per share                   $     (0.29)   $      1.29    $      1.18    $      0.98(6) $      0.78
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------
Weighted average shares outstanding                  14,160         14,160         14,160         11,049         10,576
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------
Cash dividends paid per share                   $      0.24    $      0.24    $      0.24    $        --    $        --
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------

BALANCE SHEET DATA

Assets:
  Manufacturing                                 $   180,262    $   182,426    $   154,768    $    80,139    $    58,184
  Leasing and services                              400,256        433,062        377,621        391,770        323,149
Notes payable and Revolving notes:
  Manufacturing                                 $    50,942    $    27,381    $    41,791    $    14,886    $    14,981
  Leasing and services                              208,553        216,711        176,276        202,567        163,074

Subordinated debt                               $    38,089    $    44,554    $    37,762    $    34,142    $    34,698
Minority interest                                    18,183         38,154         38,040         28,823         28,368
Stockholders' equity                                104,072        111,736         96,818         82,786         27,205
                                                -----------------------------------------------------------------------
Capital base                                    $   160,344    $   194,444    $   172,620    $   145,751    $    90,271
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------

(1) Includes $8,348 of special charges related to the divestiture of the trailer and container lease fleet and an adjustment to the carrying value of vehicle transportation equipment.
(2) Before $500 extraordinary charge for debt prepayment penalties.
(3) Net of income taxes of $1,784 in 1997 and $244 in 1996.
(4) Net of income taxes of $5,120.
(5) Includes $500 extraordinary charge for debt prepayment penalties.
(6) Includes $(0.04) related to extraordinary charge for debt prepayment penalties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

Greenbrier currently operates in two primary business segments: manufacturing and leasing and services. The two business segments are operationally integrated. The manufacturing segment produces double-stack intermodal railcars, conventional railcars, marine vessels and forged steel products and performs railcar refurbishment and maintenance activities, a portion of which is for the leasing operation. The leasing and services segment leases or manages a fleet of approximately 28,000 railcars for railroads, institutional investors and other leasing companies as well as undertaking most of the sales and marketing activities for the manufacturing operations. New product development is also conducted on an integrated basis.

Railcars are generally manufactured under firm orders from third parties, and revenue is recognized when the cars are completed and accepted by the customer. From time to time Greenbrier commits to manufacture railcars prior to receipt of firm orders to maintain continuity of manufacturing operations and may also build cars for its own lease fleet. Revenues do not include sales of new railcars to, or refurbishment services performed for, the leasing operation since intercompany transactions are eliminated in preparing the consolidated financial statements. The margin generated from such sales or refurbishment activity is realized by the leasing segment over the term of the related lease or upon sale of the equipment.

Mergers among Class I railroads have had a variety of effects on the industry over the past several years. These include decreased capital expenditures while resources were focused elsewhere, spin-offs of unproductive lines, outsourcing of traditional functions such as maintenance and refurbishment, and partial transfer of the equipment supply function to others. In addition, the intermodal market experienced a pause in growth in 1995 and 1996, after the double digit gains of 1994. This was in part due to overcapacity in the trucking industry which has since been significantly absorbed. In 1997, the intermodal market resumed growth, with loading volume up approximately 8% through October. Consistent with the increased loading volume, there has been a recent increase in new intermodal railcar orders. The spin-off of rail lines to short-line railroads as a result of the mergers has opened new markets for growth and increased Greenbrier's customer base. Greenbrier is taking advantage of the outsourcing trend by providing maintenance and refurbishment services at various facilities throughout North America.

DISCONTINUED OPERATIONS AND DIVESTITURES

During 1997 a plan was adopted to discontinue the third party transportation logistics segment as well as to sell the trailer and container leasing operation. The decision to divest the third party logistics and trailer and container leasing operations was reached after extensive review of various options by management. The expansion of the logistics business during 1996 and 1997 was based on expected complementary advantages of bringing assets and services together, which did not develop. While industry fundamentals for both businesses are strong, the rates of return on capital invested have not been at desired levels. The decision has been made to focus on core railcar operations, where it is believed that management and capital resources can be more productively deployed.

Due to the intended divestiture of the logistics segment, it has been accounted for as a discontinued operation. Accordingly, the results of logistics operations have been excluded from continuing operations in the consolidated statements of operations for all applicable periods. An estimated loss on disposal of approximately $13 million ($7.7 million net of income taxes), which includes an adjustment of assets to market value, estimated closedown expenses and anticipated operating losses through final disposal has been reflected in the consolidated statements of operations. Discussions with potential purchasers of the logistics segment are currently underway.

A portion of the trailer and container fleet was sold during the fourth quarter of 1997. Subsequent to year end, the sale of substantially all of the remaining trailer and container fleet was completed. The aggregate proceeds received from the sales amounted to approximately $86 million. Certain proceeds amounting to $9.3 million, are in the form of a note receivable to be paid over 4 years commencing September 1997. An estimated pre-tax loss of approximately $2 million has been recorded in 1997 as a leasing and services special charge to complete the divestiture of this operation. Trailer and container leasing results of operations for all years have been included in leasing and services continuing operations.

AUTOSTACK VEHICLE TRANSPORTATION SYSTEM

In 1997 the carrying value of vehicle transportation equipment was adjusted to the anticipated net realizable value of the assets based on projected future performance under existing contracts. This resulted in a pre-tax charge of $7 million, which is included in leasing and services special charges in the consolidated statements of operations, of which $1 million was allocated to the minority investors. Autostack was commercially introduced in 1992 as a patented system to transport automobiles via rail, ocean and highway in standard domestic or international intermodal shipping containers. Market acceptance for this product has not developed as anticipated; however, it is believed that Autostack will remain a niche player in the vehicle transportation industry.

RESULTS OF OPERATIONS

The following table sets forth information regarding costs and expenses from continuing operations, expressed as a percentage of the associated manufacturing or leasing and services revenue.

Years Ended August 31                                    1997    1996   1995
                                                        ---------------------
Manufacturing:
  Sales                                                 100.0%  100.0%  100.0%
  Cost of sales                                          92.6    89.9    88.7
  Selling and administrative expense                      5.0     3.6     4.5
  Interest expense                                        0.9     0.8     0.9
  Minority interest                                       0.5     0.0    (0.4)
  Earnings before income tax expense                      1.0     5.7     6.3

Leasing and services:
  Revenues                                              100.0%  100.0%  100.0%
  Operating expense                                      43.9    43.7    41.2
  Selling and administrative expense                     13.5    15.5    13.0
  Interest expense                                       23.1    22.8    24.2
  Special charges                                         7.9    --      --
  Minority interest                                      (0.3)    2.8     3.5
  Earnings before income tax expense                     11.9    15.2    18.1

Corporate expenses as a percentage of total revenue       1.4%    1.3%    1.4%

Income tax expense as a percentage of pre-tax earnings   38.7%   41.7%   44.0%

Net earnings (loss) as a percentage of total revenue     (1.0)%   3.5%    4.3%

REVENUES

Manufacturing revenues include railcar and marine production, forging, and repair and wheel activities. Manufacturing revenues decreased $96 million, or 23%, from 1996 to 1997 and increased $126 million, or 43%, from 1995 to 1996. New railcar deliveries were 4,500 in 1997, 6,400 in 1996 and 5,100 in 1995. Decreased revenue in 1997 resulted from fewer railcar deliveries in an overall softer market environment partially offset by higher per unit sales value. In 1996 Canadian manufacturing operations contributed the majority of the increase with an 85% increase in railcar deliveries and a product mix characterized by higher unit sales value. Revenue from U.S. operations decreased in 1996 due to a product mix characterized by higher unit sales value on fewer railcars delivered. As of August 31, 1997, the firm order backlog of new railcars for sale or lease amounted to approximately 2,600 units with an estimated sales value of $133 million. In the two months subsequent to year end, additional orders for 4,000 new railcars valued at approximately $200 million were received.

Leasing and services revenue includes revenue from the trailer and container fleet which was sold subsequent to year end but excludes revenue from logistics services which was classified as a discontinued operation in 1997 and 1996. Revenue increased $7 million, or 7%, from 1996 to 1997 and $6 million, or 6%, from 1995 to 1996. The steady increase in revenue is a result of additional railcars placed in lease service, as well as gains realized on the sale of railcar leasing equipment in the normal course of business. Assets from Greenbrier's lease fleet are periodically sold in order to take advantage of market conditions, manage risk and maintain liquidity.

Pre-tax earnings realized on the disposition of leased equipment amounted to $6.9 million during 1997, compared to $4.7 million during 1996 and $4.5 million in 1995.

COSTS AND EXPENSES

The factors influencing cost of sales and gross margin in a given period include order size (which affects economies of plant utilization), product mix, changes in manufacturing costs, product pricing and currency exchange rates. The gross margin percentage in 1997 declined from that achieved in 1996 and 1995. The margins generated in 1997 reflect a highly competitive market, less favorable product mix and shorter production runs, partially offset by improvements in manufacturing efficiencies at the Canadian operation. The gross margin percentage in 1996 declined slightly from that achieved in 1995. Margins generated from both domestic and Canadian operations improved in 1996; however, increased production levels at the Canadian facility, which operated at lower relative margins, resulted in the overall decline.

Leasing and services operating expense as a percentage of revenue remained constant at 44% in 1997 and 1996. Operating expense as a percentage of revenue increased in 1996 compared to 1995. This was primarily a result of lower automobile transportation volume generating lower revenue associated with relatively fixed costs, and the start-up of highway rental operations. The increases were partially offset by a restructuring of certain lease costs.

Total selling and administrative expense decreased slightly in 1997 compared to 1996 due to lower incentive compensation offset somewhat by increased research and development costs. The increase in 1996 as compared to 1995 is a result of increased incentive compensation commensurate with record earnings, costs associated with highway rental operations, as well as an entire year of the Canadian operation which was acquired in March 1995.

Overall interest expense increased in 1997 compared to 1996 due to greater usage of revolving credit lines for interim financing of railcar production. The increase in interest expense in 1996 compared to 1995 related primarily to working capital needs to finance increased production and inventory levels.

Minority interest related to manufacturing activity reflects the improved contribution from the Canadian operation. The reduction in leasing and services minority interest in the current year is primarily due to the December 1996 acquisition of a minority investor's interest in a consolidated leasing and services subsidiary and minority investors' share of the writedown of the carrying value of certain automobile transportation equipment. The decrease in 1996 compared to 1995 relates to reduced earnings from automobile transportation.

The 1997 income tax provision represents an effective tax rate of 42% on U.S. operations, which is consistent with 1996 and 1995. The Canadian operation, which is not included in the U.S. consolidated tax return, generated an operating loss carryforward in 1995, which offset earnings in 1996 and 1997. This resulted in consolidated income taxes as a percentage of pre-tax earnings being less than 42% in 1997 and 1996. In 1995, no tax benefit was recognized for the losses incurred by Canadian operations.

LIQUIDITY AND CAPITAL RESOURCES

Greenbrier's growth has been financed through cash generated from operations, borrowings from banks and other financial institutions, subordinated debt and minority investments.

Cash provided by operations totaled $19 million in 1997, compared to $35 million in 1996 and $16 million in 1995. The decrease in cash from operations in 1997 is primarily due to the net loss for the year and fewer railcar deliveries. The increase in cash from operations in 1996 is primarily due to reduced inventories as a result of increased railcar deliveries, offset by purchases of materials required for the construction of marine barges and increased accounts receivable related to the timing of certain equipment sales in 1996.

Revolving credit facilities currently aggregate $118 million, which includes a new $60 million revolving credit line implemented subsequent to year end. This new credit line replaces a $43 million facility previously available. The new facility will provide working capital and interim financing of equipment for the leasing and services operation. The facility is available through May 1999. Advances under the new facility bear interest at rates which vary depending on the type of borrowing and certain defined ratios. Borrowings outstanding at August 31, 1997 totaled $21 million. A $30 million operating line of credit to be used for working capital, bearing interest primarily at prime and a $10 million five-year term loan facility to be used for certain manufacturing capital expenditures are available through February 2000 and December 1998 for U.S. manufacturing operations. Borrowings outstanding under the operating line were $15 million as of August 31, 1997 and there were no borrowings outstanding under the term facility. An $18 million (at the August 31, 1997 exchange rate) operating line of credit, bearing interest at Canadian prime plus 1.125%, is available through March 1998 for working capital and certain capital expenditures for Canadian operations. An additional $14 million temporary borrowing facility, bearing interest at Canadian prime plus 1.125% is available through October 1997 for financing certain inventory. Borrowings outstanding under the Canadian facilities were $22 million as of August 31, 1997.

Subsequent to year end Greenbrier completed the sale of substantially all of the assets of the trailer and container leasing operations for approximately $86 million, of which $31 million was used to reduce term debt. The balance was used to reduce borrowings under revolving credit lines and for working capital.

Capital expenditures totaled $80 million, $129 million and $91 million in 1997, 1996 and 1995. Of these capital expenditures, approximately $70 million, $122 million and $83 million in 1997, 1996 and 1995 were attributable to leasing and services operations. Significant leasing and services capital expenditure programs included additions to the lease railcar fleet for a refurbishment program and other equipment purchases. Capital expenditures for additions to the lease fleet in 1998 are expected to be approximately $21 million. Greenbrier regularly sells assets from its lease fleet some of which may have been purchased within the current year and included in capital expenditures.

Approximately $10 million, $7 million and $8 million of the total capital expenditures for 1997, 1996 and 1995 were attributable to manufacturing operations. Capital expenditure programs included new and upgraded manufacturing plant and equipment to improve efficiencies, increase capacity and expand and upgrade marine facilities. Capital expenditures for manufacturing additions are expected to be approximately $8 million in 1998 and will include plant improvements and equipment acquisitions to further increase production and improve capacity and efficiency.

Operations in Canada give rise to market risks from changes in foreign currency exchange rates. Forward exchange contracts are utilized to hedge the risk of foreign currency fluctuations of a subsidiary. As of August 31, 1997, forward exchange contracts outstanding for the purchase of Canadian dollars were $57 million maturing at various dates through December 1997. Realized and unrealized gains and losses from such off-balance sheet contracts are deferred and recognized in income concurrent with the hedged transaction.

Dividends of $.06 per share have been paid quarterly beginning in 1995. A quarterly dividend of $.06 per share was declared in November 1997, to be paid in December. Future dividends are dependent upon earnings, capital requirements and financial condition.

Certain loan covenants restrict the transfer of funds from subsidiaries to the parent company in the form of cash dividends, loans, or advances. The restricted net assets of subsidiaries amounted to $34 million as of August 31, 1997. Consolidated retained earnings at August 31, 1997 were not restricted as to the payment of dividends. Management expects existing funds and cash generated from operations, together with borrowings under existing credit facilities, will be sufficient to fund dividends, working capital needs, planned capital expenditures and expected debt repayments for the coming year. Management anticipates long-term financing will be required and will continue to be available for the purchase of equipment to expand Greenbrier's lease fleet.

PROSPECTIVE ACCOUNTING CHANGES

Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, requires companies to present two measures of earnings per share, basic and diluted. If SFAS No. 128 had been adopted for all periods presented, basic and diluted earnings per share would not have materially differed from reported earnings per share. SFAS No. 128 will be adopted in the second quarter of fiscal year 1998. Early adoption is not permitted.

SFAS No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income. The new standard becomes effective in fiscal year 1999.

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for disclosure about operating segments in annual financial statements and requires disclosure of selected information about operating segments in interim financial reports. The new standard becomes effective in fiscal year 1999. There will not be any substantial changes to disclosures at the time SFAS No. 131 is adopted.

The company did not elect early adoption of SFAS No. 130 or SFAS No. 131.

FORWARD-LOOKING INFORMATION

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements as to expectations, beliefs and strategies regarding the future. The following are among the factors that could cause actual results or outcomes to differ materially from the forward-looking statements: business conditions and growth in the surface transportation industry and general economies, both domestic and international; lower than expected customer orders; the ability to consummate expected sales; delays in receipt of orders or cancellation of orders; transportation labor disputes which might disrupt the flow of cargo; competitive factors, including increased competition, new product offerings by competitors and price pressures; actual future costs and availability of materials and a trained workforce; labor disputes; changes in product mix and the mix between manufacturing and leasing and services revenue; a delay or failure of products or services to compete successfully; shifts in market demand; changes in interest rates; financial condition of principal customers; and production difficulties and product delivery delays in the future as a result of, among other matters, changing process technologies and increasing production. Any forward-looking statements should be considered in light of these factors.

REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS

REPORT OF MANAGEMENT
Board of Directors and Stockholders
The Greenbrier Companies, Inc.

The consolidated financial statements and other financial information of The Greenbrier Companies, Inc. and Subsidiaries in this report were prepared by management, which is responsible for their content. They reflect amounts based upon management's best estimates and informed judgments. In management's opinion, the financial statements present fairly the financial position, results of operations and cash flows of the company in conformity with generally accepted accounting principles.

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

/s/ William A. Furman             /s/ Larry G. Brady
William A. Furman                 Larry G. Brady
President                         Vice President
Chief Executive Officer           Chief Financial Officer

INDEPENDENT AUDITORS' REPORT
Board of Directors and Stockholders
The Greenbrier Companies, Inc.

We have audited the accompanying consolidated balance sheets of The Greenbrier Companies, Inc. and Subsidiaries as of August 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Greenbrier Companies, Inc. and Subsidiaries as of August 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1997, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Portland, Oregon
November 12, 1997

CONSOLIDATED BALANCE SHEETS




AUGUST 31
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                 1997           1996
                                                                     ---------------------------
ASSETS
  Cash and cash equivalents                                          $     14,384   $      6,083
  Restricted cash and investments                                           7,360          6,400
  Accounts and notes receivable                                            61,024         83,362
  Inventories                                                              87,233         75,989
  Equipment held for refurbishment or sale                                 64,358         14,459
  Investment in direct finance leases                                     182,421        190,307
  Equipment on operating leases                                           102,120        174,394
  Property, plant and equipment                                            44,925         39,252
  Prepaid expenses and other                                               16,693         25,242
                                                                     ---------------------------
                                                                     $    580,518   $    615,488
                                                                     ---------------------------
                                                                     ---------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Revolving notes                                                    $     57,709   $     27,814
  Accounts payable and accrued liabilities                                105,523        118,133
  Deferred revenue                                                          2,215          4,377
  Deferred participation                                                   39,032         32,316
  Deferred income taxes                                                    13,909         22,126
  Notes payable                                                           201,786        216,278

  Subordinated debt                                                        38,089         44,554

  Minority interest                                                        18,183         38,154

  Commitments and contingencies (Notes 3, 18 & 19)

  Stockholders' equity
    Preferred stock -- $0.001 par value, 25,000 shares
      authorized, none issued                                                  --             --
    Common stock -- $0.001 par value, 50,000 shares
      authorized, 14,160 outstanding                                           14             14
    Additional paid-in capital                                             49,135         49,079
    Retained earnings                                                      54,689         62,259
    Foreign currency translation adjustment                                   234            384
                                                                     ---------------------------
                                                                          104,072        111,736
                                                                     ---------------------------
                                                                     $    580,518   $    615,488
                                                                     ---------------------------
                                                                     ---------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS



YEARS ENDED AUGUST 31
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                   1997          1996           1995
                                                                     ------------------------------------------
REVENUES
  Manufacturing                                                      $    325,501   $    421,456   $    295,216
  Leasing and services                                                    105,419         98,484         92,510
                                                                     ------------------------------------------
    Total revenues                                                        430,920        519,940        387,726
COSTS AND EXPENSES
  Cost of manufacturing sales                                             301,408        378,829        261,981
  Leasing and services                                                     46,317         43,019         38,148
  Selling and administrative expense:
    Manufacturing                                                          16,305         15,276         13,407
    Leasing and services                                                   14,213         15,253         11,989
    Corporate                                                               6,122          6,996          5,426
                                                                     ------------------------------------------
                                                                           36,640         37,525         30,822
  Interest expense:
    Manufacturing                                                           2,823          3,235          2,707
    Leasing and services                                                   24,325         22,435         22,381
                                                                     ------------------------------------------
                                                                           27,148         25,670         25,088
  Leasing and services -- special charges                                   8,348             --             --

  Minority interest:
    Manufacturing                                                           1,511            187         (1,381)
    Leasing and services                                                     (276)         2,765          3,287
                                                                     ------------------------------------------
                                                                            1,235          2,952          1,906
                                                                     ------------------------------------------
    Total costs and expenses                                              421,096        487,995        357,945
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAX EXPENSE
  Manufacturing                                                             3,454         23,929         18,502
  Leasing and services                                                     12,492         15,012         16,705
  Corporate                                                                (6,122)        (6,996)        (5,426)
                                                                     ------------------------------------------
                                                                            9,824         31,945         29,781
Income tax expense                                                         (3,803)       (13,332)       (13,116)
                                                                     ------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                         6,021         18,613         16,665

Discontinued operations:
  Loss on operations (net of tax benefit of
    $1,784 and $244 in 1997 and 1996)                                      (2,512)          (338)            --
  Estimated loss on disposal (net of tax
    benefit of $5,120)                                                     (7,680)            --             --

                                                                     ------------------------------------------
NET EARNINGS (LOSS)                                                  $     (4,171)  $     18,275   $     16,665
                                                                     ------------------------------------------
                                                                     ------------------------------------------
Net earnings per share from continuing operations                    $       0.43   $       1.31   $       1.18
Net earnings (loss) per share                                        $      (0.29)  $       1.29   $       1.18
                                                                     ------------------------------------------
                                                                     ------------------------------------------
Weighted average shares outstanding                                        14,160         14,160         14,160
                                                                     ------------------------------------------
                                                                     ------------------------------------------


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                       Foreign
                                         Common Stock           Additional                     Currency         Total
                                  --------------------------     Paid-in         Retained     Translation    Stockholders'
                                       Shares      Amount        Capital         Earnings      Adjustment       Equity
                                  ----------------------------------------------------------------------------------------
Balance, August 31, 1994              14,160     $       14     $   48,655     $   34,117     $       --     $   82,786
  Compensation relating
    to non-qualified stock
    option plan                           --             --            239             --             --            239
  Cash dividends
    ($.24 per share)                      --             --             --         (3,399)            --         (3,399)
  Foreign currency
    translation adjustment                --             --             --             --            527            527
  Net earnings                            --             --             --         16,665             --         16,665
                                  ----------------------------------------------------------------------------------------
Balance, August 31, 1995              14,160             14         48,894         47,383            527         96,818
  Compensation relating
    to non-qualified stock
    option plan                           --             --            185             --             --            185
  Cash dividends
    ($.24 per share)                      --             --             --         (3,399)            --         (3,399)
  Foreign currency
    translation adjustment                --             --             --             --           (143)          (143)
  Net earnings                            --             --             --         18,275             --         18,275
                                  ----------------------------------------------------------------------------------------
Balance, August 31, 1996              14,160             14         49,079         62,259            384        111,736
  Compensation relating
    to non-qualified stock
    option plan                           --             --             56             --             --             56
  Cash dividends
    ($.24 per share)                      --             --             --         (3,399)            --         (3,399)
  Foreign currency
    translation adjustment                --             --             --             --           (150)          (150)
  Net loss                                --             --             --         (4,171)            --         (4,171)
                                  ----------------------------------------------------------------------------------------
Balance, August 31, 1997              14,160     $       14     $   49,135     $   54,689     $      234     $  104,072
                                  ----------------------------------------------------------------------------------------
                                  ----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



YEARS ENDED AUGUST 31
(IN THOUSANDS)                                                            1997            1996           1995
                                                                     ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings (loss)                                                $     (4,171)  $     18,275   $     16,665
  Adjustments to reconcile net earnings (loss) to
    net cash provided by operating activities:
     Deferred income taxes                                                 (8,217)         6,396          3,331
     Deferred participation                                                 6,716          4,487          9,396
     Depreciation and amortization                                         27,869         24,895         23,898
     Discontinued operations                                                9,300             --             --
     Special charges                                                        8,348             --             --
     Gain on sales of equipment                                            (9,815)        (5,324)        (5,100)
     Other                                                                 (1,035)           215            771
  Decrease (increase) in assets:
     Accounts and notes receivable                                         16,504        (38,377)        (5,421)
     Inventories                                                          (11,244)        10,291        (40,799)
     Prepaid expenses and other                                            (6,074)        (2,817)        (5,811)
  Increase (decrease) in liabilities:
     Accounts payable and accrued liabilities                              (7,457)        17,182         18,633
     Deferred revenue                                                      (2,162)          (352)           (56)
                                                                     ------------------------------------------
  Net cash provided by operating activities                                18,562         34,871         15,507
                                                                     ------------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of subsidiaries, net of cash acquired                            --         (1,960)       (23,916)
  Principal payments received under direct finance leases                  11,226          8,402          6,836
  Investment in direct finance leases                                     (11,856)       (26,430)       (31,720)
  Proceeds from sales of equipment                                         58,081         58,328         31,259
  Purchase of property and equipment                                      (64,381)       (94,880)       (53,481)
  Use of (investment in) restricted cash and investments                     (960)        (2,736)         3,224
                                                                     ------------------------------------------
  Net cash used in investing activities                                    (7,890)       (59,276)       (67,798)
                                                                     ------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from borrowings                                                 47,479         48,912         31,530
  Repayments of borrowings                                                (30,118)       (25,375)       (24,907)
  Dividends                                                                (3,399)        (3,399)        (3,399)
  Proceeds from (payments to) minority investors                          (16,333)            --          9,221
                                                                     ------------------------------------------
  Net cash provided by (used in) financing activities                      (2,371)        20,138         12,445
                                                                     ------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            8,301         (4,267)       (39,846)
Cash and cash equivalents
  Beginning of period                                                       6,083         10,350         50,196
                                                                     ------------------------------------------
  End of period                                                      $     14,384   $      6,083   $     10,350
                                                                     ------------------------------------------
                                                                     ------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the period for:
     Interest                                                        $     27,451   $     26,166   $     23,359
     Income taxes                                                           2,914         11,038          9,762
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
  Equipment obtained through borrowings                              $      4,024   $      7,581   $      5,337
  Repayment of borrowings through return of
    railcars held for refurbishment or sale                                11,594          2,433          7,726


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended August 31, 1997

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 -- NATURE OF OPERATIONS

The Greenbrier Companies, Inc. and Subsidiaries ("Greenbrier" or the "company") currently operates in two primary business segments: manufacturing and leasing and services. The two business segments are operationally integrated. The manufacturing segment produces double-stack intermodal railcars, conventional railcars, marine vessels and forged steel products and performs railcar refurbishment and maintenance activities, a portion of which is for the leasing operation. The leasing and services segment leases or manages a fleet of approximately 28,000 railcars for railroads, institutional investors and other leasing companies as well as undertaking most of the sales and marketing activities for the manufacturing operations. New product development is also conducted on an integrated basis.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION -- The financial statements include the accounts of the company and its majority-owned subsidiaries. Fifty percent interests in partnerships in which the company is the general partner and exercises substantive control are also consolidated. All significant intercompany transactions and balances have been eliminated upon consolidation.

The financial statements and transactions of the company's Canadian subsidiary are maintained in its functional currency and translated into U.S. dollars for purposes of consolidation. Translation adjustments are accumulated as a separate component of stockholders' equity.

CASH AND INVESTMENTS -- Cash is temporarily invested in U.S. treasury bills, bankers acceptances, commercial paper and money market funds. Restricted cash and investments may only be used for equipment acquisitions and partnership distributions in accordance with loan or partnership agreements.

INVENTORIES -- Inventories are valued at the lower of cost (first-in, first-out) or market. Work-in-process includes material, labor and overhead.

EQUIPMENT HELD FOR REFURBISHMENT OR SALE -- Railcars held for refurbishment or sale are hulks that will either be refurbished or sold and which are carried at the cost of the hulks and any refurbishment costs incurred. As discussed in Note 6, the operating assets of the trailer and container leasing operations are included in Equipment held for refurbishment or sale as of August 31, 1997.

EQUIPMENT ON OPERATING LEASES -- Equipment on operating leases is stated at cost. Depreciation to residual values is provided on the straight-line method over the estimated useful lives of five to sixteen years for trailers and containers, five to twenty years for railcar equipment and five to ten years for vehicle transportation equipment. Management evaluates the remaining life and recoverability of equipment in light of current conditions. If business conditions change, such estimates could also change.

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

Direct finance lease revenue is recognized over the lease term in a manner which produces a constant rate of return on the net investment in the lease. Certain interim rentals are based on estimated costs.

Operating lease revenue is recognized as earned under the lease terms. Payments received in advance are deferred until earned.

FORWARD EXCHANGE CONTRACTS -- Operations in Canada give rise to market risks from changes in foreign currency exchange rates. Forward exchange contracts are entered into to hedge the risk of foreign currency fluctuations. Realized and unrealized gains and losses are deferred and recognized in earnings concurrent with the hedged transaction. Even though forward exchange contracts are entered to mitigate the impact of currency fluctuations, certain exposure remains, which may impact operating results.

NET EARNINGS PER SHARE -- Net earnings per share is computed on the basis of the weighted average number of common shares outstanding.

STOCK-BASED COMPENSATION -- Compensation expense for stock-based employee compensation continues to be measured using the method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. If material, pro forma disclosures of net income and earnings per share will be made as if the method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, had been applied in measuring compensation expense.

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

RECLASSIFICATIONS -- Certain reclassifications have been made to prior years' consolidated financial statements to conform with the 1997 presentation.

PROSPECTIVE ACCOUNTING CHANGES -- SFAS No. 128, Earnings Per Share, requires companies to present two measures of earnings per share, basic and diluted. If SFAS No. 128 had been adopted for all periods presented, basic and diluted earnings per share would not have materially differed from reported earnings per share. SFAS No. 128 will be adopted in the second quarter of fiscal year 1998. Early adoption is not permitted.

SFAS No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income. The new standard becomes effective in fiscal year 1999.

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for disclosure about operating segments in annual financial statements and requires disclosure of selected information about operating segments in interim financial reports. The new standard becomes effective in fiscal year 1999. There will not be any substantial changes to disclosures at the time SFAS No. 131 is adopted.

The company did not elect early adoption of SFAS No. 130 or SFAS No. 131.


NOTE 3 -- DISCONTINUED OPERATIONS AND DIVESTITURES

During 1997 a plan was adopted to discontinue the third party transportation logistics segment as well as to sell the trailer and container leasing operations in order to focus on core business operations of manufacturing and related leasing and services.

DISCONTINUED OPERATIONS -- Due to the intended divestiture of the logistics segment, it has been accounted for as a discontinued operation and, accordingly, the results of operations have been excluded from continuing operations in the Consolidated Statements of Operations for all applicable periods. An estimated pre-tax loss on disposal of $12,800, which includes an adjustment of assets to market value, estimated closedown expenses and anticipated operating losses of $800 through final disposal, has been reflected as an anticipated loss on discontinued operations. Discussions with potential purchasers of the logistics segment are currently underway. Information relating to the operating results for the discontinued operations for the years ended August 31, 1997 and 1996 are as follows:


                                               1997                1996
                                            ------------------------------
Revenue                                     $   53,249          $   10,070
Costs and expenses                              57,545              10,652
                                            ------------------------------
Loss before income taxes                        (4,296)               (582)
Less income tax benefit                          1,784                 244
                                            ------------------------------
    Net loss                                $   (2,512)         $     (338)
                                            ------------------------------
                                            ------------------------------

DIVESTITURES -- A portion of the trailer and container lease fleet was sold during the fourth quarter of 1997. Subsequent to year end, the sale of substantially all of the remaining trailer and container fleet was completed. The aggregate proceeds from all of the sales was approximately $86,000. Certain proceeds amounting to $9,300, are in the form of a note receivable to be paid over 4 years commencing September 1997. An estimated pre-tax loss of approximately $1,600 has been included in the Consolidated Statements of Operations in Leasing and services -- special charges. Trailer and container leasing operations contributed revenue of approximately $31,400, $26,800 and $25,300 for the years ended August 31, 1997, 1996 and 1995.

NOTE 4 -- INVENTORIES

                                               1997                1996
                                            ------------------------------
Manufacturing supplies
  and raw materials                         $    5,999          $    5,856
Work-in-process                                 42,582              60,474
Assets held for sale                            38,652               9,659
                                            ------------------------------
                                            $   87,233          $   75,989
                                            ------------------------------
                                            ------------------------------

NOTE 5 -- INVESTMENT IN DIRECT FINANCE LEASES

                                               1997                1996
                                            ------------------------------
Future minimum receipts
  on lease contracts                        $  303,910          $  354,538
Less amounts for
  maintenance, insurance
  and taxes                                    (64,264)            (74,561)
                                            ------------------------------
Net minimum lease receipts                     239,646             279,977
Estimated residual values                       55,405              56,695
Unearned finance charges                      (112,630)           (146,365)
                                            ------------------------------
                                            $  182,421          $  190,307
                                            ------------------------------
                                            ------------------------------

Minimum future receipts on the direct finance lease contracts are as follows:

YEAR ENDING AUGUST 31,
    1998                                                        $   51,401
    1999                                                            50,389
    2000                                                            48,726
    2001                                                            47,586
    2002                                                            39,091
    Thereafter                                                      66,717
                                                                ----------
                                                                $  303,910
                                                                ----------
                                                                ----------

NOTE 6 -- EQUIPMENT ON OPERATING LEASES

                                               1997                1996
                                            ------------------------------
Railcar equipment
  and other                                 $  140,701          $  113,621
Trailers and containers                             --             123,863
                                            ------------------------------
                                               140,701             237,484
Accumulated depreciation                       (38,581)            (63,090)
                                            ------------------------------
                                            $  102,120          $  174,394
                                            ------------------------------
                                            ------------------------------

In addition to the above equipment, certain railcar equipment is leased by the company and subleased to customers under noncancelable operating leases.

Trailers and containers with a carrying value of approximately $56,500 were reclassified as equipment held for refurbishment or sale as of August 31, 1997.

Aggregate minimum future amounts receivable under all noncancelable operating leases and subleases are as follows:

YEAR ENDING AUGUST 31,
    1998                                                        $   12,404
    1999                                                            10,400
    2000                                                             7,995
    2001                                                             6,562
    2002                                                             5,944
    Thereafter                                                      20,579
                                                                ----------
                                                                $   63,884
                                                                ----------
                                                                ----------

In addition, certain equipment is also operated under daily, monthly or mileage arrangements. Associated revenues amounted to $33,611, $28,460 and $22,870 for the years ended August 31, 1997, 1996 and 1995.

In the fourth quarter of 1997 the carrying value of vehicle transportation equipment was adjusted to the anticipated net realizable value of the assets based on projected future performance under existing contracts. This resulted in a pre-tax charge of $6,775, which is included in Leasing and services -- special charges in the Consolidated Statements of Operations, of which $1,200 was allocated to the minority investors.

NOTE 7 -- PROPERTY, PLANT AND EQUIPMENT

                                               1997                1996
                                            ------------------------------
Land and improvements                       $    8,068          $    8,064
Machinery and equipment                         33,082              28,715
Buildings and improvements                      11,964              10,695
Other                                           14,793               9,818
                                            ------------------------------
                                                67,907              57,292
Accumulated depreciation                       (22,982)            (18,040)
                                            ------------------------------
                                            $   44,925          $   39,252
                                            ------------------------------
                                            ------------------------------

NOTE 8 -- REVOLVING NOTES

A $30,000 operating line of credit, bearing interest primarily at prime, is available through February 2000 to provide working capital for the domestic manufacturing operations based on defined receivables and inventory. Borrowings outstanding as of August 31, 1997 and 1996 were $14,775 and $1,650.

An $18,043 (at the August 31, 1997 exchange rate) operating line of credit, bearing interest primarily at Canadian prime plus 1.125%, is available through March 1998 for working capital and certain capital expenditures for the Canadian manufacturing operation based on defined receivables and inventory. An additional $13,712 temporary borrowing facility, bearing interest at Canadian prime plus 1.125% is available through October 1997 for financing certain inventory. Total borrowings outstanding as of August 31, 1997 and 1996 for Canadian manufacturing operations were $21,934 and $11,664.

Effective September 1, 1997 a $60,000 line of credit, was obtained to provide working capital and interim financing of equipment for the leasing and services operations through May 1999. Borrowings under this line bear interest at rates which vary depending upon the type of borrowing and certain defined ratios. This facility replaced a $43,000 agreement which had outstanding borrowings as of August 31, 1997 and 1996 of $21,000 and $14,500.

The applicable prime rate for domestic and Canadian borrowings was 8.5% and 4.75% as of August 31, 1997.

NOTE 9 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                               1997                1996
                                            ------------------------------
MANUFACTURING
    Accounts payable and
      accrued liabilities                   $   29,694          $   37,165
    Accrued payroll and
      related liabilities                        7,872               9,545
    Warranty reserves                            4,536               3,214
                                            ------------------------------
                                                42,102              49,924

LEASING AND SERVICES
    Maintenance and
      warranty reserves                         30,685              26,464
    Estimated loss on disposal                  12,800                  --
    Accrued payroll and
      related liabilities                        3,644               5,298
    Accounts payable and
      accrued liabilities                        2,284              25,891
    Other                                       14,008              10,556
                                            ------------------------------
                                                63,421              68,209
                                            ------------------------------
                                            $  105,523          $  118,133
                                            ------------------------------
                                            ------------------------------

NOTE 10 -- NOTES PAYABLE
                                               1997                1996
                                            ------------------------------
MANUFACTURING
    Term loans, interest
      at 11%, due in
      monthly installments
      through June 2008                     $   11,741          $   12,051
    Other notes payable                          2,492               2,016
                                            ------------------------------
                                                14,233              14,067

LEASING AND SERVICES
    Equipment notes payable                    187,553             200,705
    Other notes payable                             --               1,506
                                            ------------------------------
                                               187,553             202,211
                                            ------------------------------
                                            $  201,786          $  216,278
                                            ------------------------------
                                            ------------------------------

An additional $10,000, five-year, term loan facility is available through December 1998 to fund certain domestic manufacturing capital expenditures. As of August 31, 1997 and 1996, there were no borrowings outstanding under this facility.

Equipment notes payable, bearing interest at rates varying from Libor plus 1.6% to fixed rates of 7.1% to 10.8%, are due in varying installments through June 2005. The Libor interest rate was 5.8% as of August 31, 1997. The weighted average remaining contractual life and weighted average interest rate of equipment notes payable as of August 31, 1997 and 1996, of which $185,501 and $151,744 bear fixed rates of interest, was approximately 58 and 71 months and 8.6% and 8.5%.

Substantially all assets of the company are pledged as collateral for the notes payable and revolving notes. Principal payments on the notes payable are as follows:

                                                                  LEASING
                                            MANUFACTURING     AND SERVICES
                                            ------------------------------
Year ending August 31,
    1998                                    $    1,335          $   54,072
    1999                                         1,174              24,922
    2000                                         1,251              26,907
    2001                                         1,116              28,070
    2002                                         1,082              27,542
    Thereafter                                   8,275              26,040
                                            ------------------------------
                                            $   14,233          $  187,553
                                            ------------------------------
                                            ------------------------------

The revolving and operating lines of credit, along with certain equipment notes payable, contain covenants with respect to various subsidiaries, the most restrictive of which limit the payment of dividends by subsidiaries and require certain levels of tangible net worth, ratio of debt to equity and debt service coverage.

NOTE 11 -- SUBORDINATED DEBT

                                               1997                1996
                                            ------------------------------
Subordinated notes                          $   38,089          $   41,668
Subordinated notes -- hulks                         --               2,886
                                            ------------------------------
                                            $   38,089          $   44,554
                                            ------------------------------
                                            ------------------------------

Subordinated notes were issued for railcars purchased as part of an agreement described in Note 19. The notes bear interest at 9% and 11%, with substantially all of the principal due ten years from the date of the note, and are subordinated to all other liabilities of a subsidiary. Approximately $96 becomes due in 1998, $268 in 2001, and $10,272 in 2002 with the remaining balance due after 2002.

NOTE 12 -- STOCKHOLDERS' EQUITY

Certain loan covenants restrict the transfer of funds from the subsidiaries to the parent company in the form of cash dividends, loans, or advances. The restricted net assets of subsidiaries amounted to $33,992 as of August 31, 1997. Consolidated retained earnings at August 31, 1997 were not restricted as to the payment of dividends.

A stock incentive plan was adopted July 1, 1994 which provides for granting compensatory and non-compensatory options to employees and others. Outstanding options generally vest at 50% two years from grant with the balance five years from grant.

The following table summarizes the stock option transactions:

                                                                 Weighted
                                                                  Average
                                                 Shares           Option
                                                 Under             Price
                                                 Option          Per Share
                                            ------------------------------
Balance at August 31, 1994                         714          $       14
    Options granted                                  4                  14
    Options canceled                               (36)                 14
                                            ------------------------------
Balance at August 31, 1995                         682                  14
    Options granted                                162                  11
    Options canceled                               (56)                 14
                                            ------------------------------
Balance at August 31, 1996                         788                  13
    Options canceled                               (30)                 14
                                            ------------------------------
Balance at August 31, 1997                         758          $       13
                                            ------------------------------
                                            ------------------------------

Options outstanding at August 31, 1997 have exercise prices ranging from $11 to $17 per share and have a remaining contractual life of 5.4 years. As of August 31, 1997, options to purchase 321 shares were exercisable and 622 shares were available for grant. Options to purchase 592 and 698 shares were available for grant at August 31, 1996 and 1995.

As discussed in Note 2, the disclosure-only provisions of SFAS No. 123 have been adopted. Accordingly, no compensation cost has been recognized for stock options granted with an exercise price equal to the fair value of the underlying stock on the date of grant. Had compensation costs been determined based on the estimated fair value of the options at the date of grant, the net income (loss) and net income (loss) per share for the years ended August 31, 1997 and August 31, 1996 would not have differed materially from the amounts reported.

The Chairman and the Chief Executive Officer, who are the founding and majority stockholders, have entered into an agreement whereby they have agreed to vote their shares together to elect each other as directors of the company and with respect to all other matters put to a vote of the stockholders.

NOTE 13 -- RELATED PARTY TRANSACTIONS

Fees for managing certain trailers and containers of $562 were paid to an affiliated partnership for each of the years ended August 31, 1997, 1996 and 1995. Maintenance, management and other fees received from a related entity under a management agreement were $1,440, $930 and $884 for the years ended August 31, 1997, 1996 and 1995.

In July 1996, the remaining 50% of a subsidiary was acquired from an executive officer and director. The purchase price included $500 cash, a $250 note payable bearing interest at 7% due on or before July 2000 and a contingent amount based on the future value of certain operations.

A member of the board of directors of the Canadian operation also serves as a director of the company from which the majority of the Canadian steel requirements are acquired.

NOTE 14 -- EMPLOYEE BENEFIT PLANS

Defined contribution plans are available to substantially all U.S. employees. Contributions are based on a percentage of employee contributions and amounted to $737, $651 and $584 for the years ended August 31, 1997, 1996 and 1995.

A defined benefit pension plan is provided for Canadian employees covered by collective bargaining agreements. The plan provides pension benefits based on years of credited service. Contributions to the plan are actuarially determined and are intended to fund the net periodic pension cost. The plan's assets, obligations and pension cost are not material to the consolidated financial statements.

Nonqualified deferred benefit plans exist for certain employees. Expenses resulting from contributions to the plans, which are based on the earnings, were $377, $626 and $278 for the years ended August 31, 1997, 1996 and 1995.

NOTE 15 -- INCOME TAXES

Components of income tax expense are as follows:


                                                                          1997           1996          1995
                                                                     ------------------------------------------
Current:
  Federal                                                            $      4,547   $      5,386   $      7,906
  State                                                                       284          1,302          1,879
  Foreign                                                                     152            --             --
                                                                     ------------------------------------------
                                                                            4,983          6,688          9,785
Deferred:
  Federal                                                                  (1,848)         5,441          2,723
  State                                                                       442          1,203            608
  Foreign                                                                     226            --             --
                                                                     ------------------------------------------
                                                                           (1,180)         6,644          3,331
                                                                     ------------------------------------------
                                                                     $      3,803   $     13,332     $   13,116
                                                                     ------------------------------------------
                                                                     ------------------------------------------

Income tax expense is computed at rates different than the statutory rates. The reconciliation between effective and statutory rates is as follows:



                                                                           1997           1996          1995
                                                                     ------------------------------------------
Statutory rates                                                              35.0%          35.0%          35.0%
State income taxes,
  net of federal benefit                                                      4.8            5.1            5.3
Impact of foreign taxes                                                      (1.8)          (0.2)           1.7
Other                                                                         0.7            1.8            2.0
                                                                     ------------------------------------------
Effective income tax rate
  on continuing operations                                                  38.7%          41.7%          44.0%
                                                                     ------------------------------------------
                                                                     ------------------------------------------


The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:


                                               1997                1996
                                            ------------------------------
Deferred tax assets:
    Alternative minimum
      tax credit carryforward               $  (18,409)         $  (14,650)
    Deferred participation                     (16,374)            (13,918)
    Maintenance and
      warranty reserves                        (12,391)            (11,524)
    Accrued payroll and
      related liabilities                       (4,479)             (5,067)
    Deferred revenue                              (898)             (1,381)
    Inventories and other                       (2,533)             (1,665)
    Net operating loss
      carryforward                              (2,341)               (548)
                                            ------------------------------
                                               (57,425)            (48,753)
    Valuation allowance                            141                 639
                                            ------------------------------
                                               (57,284)            (48,114)
Deferred tax liabilities:
    Accelerated depreciation                    74,072              66,147
    Other                                        4,406              4,341
                                            ------------------------------

Net deferred tax liability
    attributable to continuing
    operations                                  21,194              22,374
Net deferred tax asset
    attributable to
    discontinued
    operation                                   (7,285)               (248)
                                            ------------------------------
Net deferred tax liability                  $   13,909          $   22,126
                                            ------------------------------
                                            ------------------------------

A valuation allowance has been provided for Canadian deferred tax assets which was reduced in 1997 as a result of utilizing Canadian net operating loss carry forwards.

NOTE 16 -- SEGMENT INFORMATION

The two business segments in which the company operates are manufacturing and leasing and services of transportation equipment. A summary of selected consolidated information for the industry segments is as follows:

                                                                          1997           1996          1995
                                                                     ------------------------------------------
Revenues:
  Manufacturing                                                      $    400,127   $    485,765   $    329,327
  Elimination of
    intersegment  sales                                                   (74,626)       (64,309)       (34,111)
                                                                     ------------------------------------------
                                                                          325,501        421,456        295,216
                                                                     ------------------------------------------
  Leasing and
    services                                                              113,229        119,242        108,593
  Elimination of
    intersegment sales                                                     (7,810)       (20,758)       (16,083)
                                                                     ------------------------------------------
                                                                          105,419         98,484         92,510
                                                                     ------------------------------------------
  Total                                                              $    430,920   $    519,940   $    387,726
                                                                     ------------------------------------------
                                                                     ------------------------------------------
Identifiable assets:
  Manufacturing                                                      $    180,262   $    182,426   $    154,768
  Leasing and
    services                                                              400,256        433,062        377,621
                                                                     ------------------------------------------
  Total                                                              $    580,518   $    615,488   $    532,389
                                                                     ------------------------------------------
                                                                     ------------------------------------------
Capital expenditures:
  Manufacturing                                                      $     10,173   $      6,690   $      7,946
  Leasing and
    services                                                               70,088        122,201         82,592
                                                                     ------------------------------------------
  Total                                                              $     80,261   $    128,891   $     90,538
                                                                     ------------------------------------------
                                                                     ------------------------------------------
Depreciation and
 amortization:
  Manufacturing                                                      $      4,671   $      3,997   $      3,123
  Leasing and
    services                                                               23,198         20,898         20,775
                                                                     ------------------------------------------
  Total                                                              $     27,869   $     24,895   $     23,898
                                                                     ------------------------------------------
                                                                     ------------------------------------------


Revenues do not include sales of new railcars to, or refurbishment services performed for, the leasing and services segment since intercompany transactions are eliminated from manufacturing revenues. Marketing fees paid to the leasing and services segment by the manufacturing segment are eliminated from leasing and services revenue.

Sales and marketing expenses of $6,264, $5,103 and $4,651 for the years ended August 31, 1997, 1996 and 1995 have been allocated from the leasing and services segment to the manufacturing segment. Such expenses represent costs which, in the opinion of management, are reasonably allocable to the manufacturing segment.

A portion of Greenbrier's manufacturing operations are located in Canada since an acquisition in March 1995. The following table summarizes selected geographic information:


                                                                          1997           1996          1995
                                                                     ------------------------------------------
Revenues:
  United States                                                      $    321,538   $    345,058   $    354,888
  Canada                                                                  109,382        174,882         32,838
                                                                     ------------------------------------------
  Total                                                              $    430,920   $    519,940   $    387,726
                                                                     ------------------------------------------
                                                                     ------------------------------------------
Earnings from continuing
  operations before income
  tax expense:
  United States                                                      $      6,574   $     27,447   $     31,218
  Canada                                                                    3,250          4,498         (1,437)
                                                                     ------------------------------------------
  Total                                                              $      9,824   $     31,945   $     29,781
                                                                     ------------------------------------------
                                                                     ------------------------------------------
Identifiable assets:
  United States                                                      $    531,500   $    570,743   $    483,203
  Canada                                                                   49,018         44,745         49,186
                                                                     ------------------------------------------
  Total                                                              $    580,518   $    615,488   $    532,389
                                                                     ------------------------------------------
                                                                     ------------------------------------------

Intercompany sales between geographic areas, primarily from Canada to the U.S., were $38,765, $28,049, and $467 during 1997, 1996 and 1995.

NOTE 17 -- CUSTOMER CONCENTRATION

Revenue from the largest customers were 20% and 11% of total revenues for the year ended August 31, 1997. Accounts receivable from these customers were 18% of receivables as of August 31, 1997. Another significant customer accounted for 29% of 1996 revenues. Significant customers accounted for 42% and 11% of 1995 revenues.

NOTE 18 -- LEASE COMMITMENTS

Lease expense for railcar equipment leased under non-cancelable leases was $3,767, $3,204 and $1,250 for the years ended August 31, 1997, 1996 and 1995.

Aggregate minimum future amounts payable under non-cancelable railcar equipment leases are as follows:

YEAR ENDING AUGUST 31,
    1998                                                        $    4,045
    1999                                                             3,734
    2000                                                             2,143
    2001                                                                18
                                                                ----------
                                                                $    9,940
                                                                ----------
                                                                ----------

Operating leases for domestic manufacturing and refurbishment facilities expire at various dates through September 2003. Office space and certain manufacturing and office equipment are rented under operating leases which expire at various dates through June 2001. Rental expense for manufacturing facilities, office space and equipment was $2,652, $2,023 and $1,285 for the years ended August 31, 1997, 1996 and 1995.

Aggregate minimum future amounts payable under non-cancelable operating leases are as follows:

YEAR ENDING AUGUST 31,
    1998                                                        $    1,678
    1999                                                             1,400
    2000                                                             1,299
    2001                                                             1,091
    2002                                                               484
    Thereafter                                                         193
                                                                ----------
                                                                $    6,145
                                                                ----------
                                                                ----------

NOTE 19 -- COMMITMENTS AND CONTINGENCIES

An agreement entered into in 1990 under which the company agreed to purchase and refurbish over ten thousand used railcars includes an option, which, under certain conditions, provides for the seller to repurchase the railcars for the original acquisition cost to the company at the date the underlying subordinated notes are due. Should such option be exercised, amounts due under the subordinated notes would be retired from the repurchase proceeds.

The agreement also provides that, under certain conditions, the seller will receive a percentage of operating earnings, as defined. Amounts accrued are referred to as participation and are included as deferred participation in the Consolidated Balance Sheets. Payment of deferred participation is estimated to be $1,193 in 2000, $2,785 in 2001, and $4,513 in 2002 with the remaining balance due after 2002. Participation expense was $9,346, $8,670 and $9,918 for the years ended August 31, 1997, 1996 and 1995.

As of August 31, 1997, forward exchange contracts entered into to hedge the risk of foreign currency fluctuations of U.S. dollar accounts receivable related to firm commitments for the sale of railcars to be manufactured in Canada were $57 million maturing at various dates through December 1997. No credit loss from counterparty non-performance is anticipated.

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

Agreements were entered into with several equipment manufacturers for the purchase of railcars, and as of August 31, 1997 approximately $7,000 of equipment remained to be purchased under these agreements.

Effective July 1, 1994, the company entered into employment agreements, which expire August 31, 2004, with the Chairman and the Chief Executive Officer, which provide each with a minimum annual salary and a bonus calculated based on operating results, as defined. The minimum annual aggregate defined payment under the agreements is $600 and the maximum is $2,000.

NOTE 20 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the company's financial instruments and the methods and assumptions used to estimate such fair values, are as follows:

                                                          1997
                                            ------------------------------
                                              Carrying          Estimated
                                               amount           fair value
                                            ------------------------------
Notes payable and
  subordinated debt                         $  239,875          $  235,257
Deferred participation                          39,032              24,170

                                                          1996
                                            ------------------------------
                                              Carrying          Estimated
                                               amount           fair value
                                            ------------------------------
Notes payable and
  subordinated debt                         $  260,832          $  257,078
Deferred participation                          32,316              17,618

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

QUARTERLY RESULTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Unaudited operating results by quarter for 1997 and 1996 are as follows(1):


                                                    First         Second         Third          Fourth
                                                 -------------------------------------------------------
1997
Manufacturing revenues                           $  101,879     $   74,558     $   55,481     $   93,583
Leasing and services revenues                        25,472         27,777         27,101         25,069
                                                 -------------------------------------------------------
  Total revenues                                 $  127,351     $  102,335     $   82,582     $  118,652
                                                 -------------------------------------------------------
                                                 -------------------------------------------------------
Earnings before income tax expense:
  Manufacturing                                  $    2,890     $    1,383     $   (1,265)    $      446
  Leasing and services                                4,567          6,039          4,530         (2,644)
  Corporate                                          (1,627)        (1,908)        (1,169)        (1,418)
                                                 -------------------------------------------------------
                                                 $    5,830     $    5,514     $    2,096     $   (3,616)
                                                 -------------------------------------------------------
                                                 -------------------------------------------------------
Net earnings (loss)                              $    2,920     $    2,177     $      780     $  (10,048)(2)
                                                 -------------------------------------------------------
                                                 -------------------------------------------------------
Net earnings per share                           $     0.21     $     0.15     $     0.06     $    (0.71)
                                                 -------------------------------------------------------
                                                 -------------------------------------------------------

1996
Manufacturing revenues                           $   95,109     $  117,394     $   95,842     $  113,111
Leasing and services revenues                        21,656         24,697         25,298         26,833
                                                 -------------------------------------------------------
  Total revenues                                 $  116,765     $  142,091     $  121,140     $  139,944
                                                 -------------------------------------------------------
                                                 -------------------------------------------------------

Earnings before income tax expense:
  Manufacturing                                  $    5,511     $    7,733     $    5,496     $    5,189
  Leasing and services                                2,299          3,740          4,121          4,852
  Corporate                                          (1,554)        (1,914)        (1,487)        (2,041)
                                                 -------------------------------------------------------
                                                 $    6,256     $    9,559     $    8,130     $    8,000
                                                 -------------------------------------------------------
                                                 -------------------------------------------------------
Net earnings                                     $    3,363     $    5,579     $    4,901     $    4,432
                                                 -------------------------------------------------------
                                                 -------------------------------------------------------
Net earnings per share                           $     0.24     $     0.39     $     0.35     $     0.31
                                                 -------------------------------------------------------
                                                 -------------------------------------------------------


(1) Certain amounts differ from the amounts reported previously as a result of discontinued operations.
(2) Net loss for the fourth quarter of 1997 resulted from the write-down of investments in third-party transportation logistics and vehicle transportation equipment, coupled with exit costs related to trailer and container leasing activities.

INVESTOR INFORMATION

CORPORATE OFFICES:
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035
(503) 684-7000

ANNUAL STOCKHOLDERS' MEETING:
January 13, 1998, 2:00 p.m.
Hilton Hotel
921 SW Sixth Avenue
Portland, Oregon

FINANCIAL INFORMATION:
Requests for copies of this annual report and other financial information should be made to Investor Relations, The Greenbrier Companies, Inc.,
One Centerpointe Drive, Suite 200,
Lake Oswego, Oregon  97035

LEGAL COUNSEL:
Tonkon, Torp LLP
Portland, Oregon

INDEPENDENT AUDITORS:
Deloitte & Touche LLP
Portland, Oregon

TRANSFER AGENT:
First Chicago Trust Company of New York
525 Washington Boulevard
7th Floor
Jersey City, New Jersey 07303

Greenbrier's Transfer Agent maintains stockholder records, issues stock certificates and will distribute dividends. Requests concerning these matters should be directed to First Chicago Trust Company of New York.

STOCKHOLDER INQUIRIES:
Please contact Mark Rittenbaum, Investor Relations (503) 684-7000

COMMON STOCK:
Greenbrier's common stock has been traded on the New York Stock Exchange under the symbol GBX since July 14, 1994. There were approximately 200 holders of record of common stock as of October 31, 1997. The following table shows the reported high and low sales price of Greenbrier common stock on the New York Stock Exchange.


                                                High              Low
                                            ------------------------------
FISCAL 1997
First quarter                               $    11.88          $     7.75
Second quarter                              $    11.63          $     9.38
Third quarter                               $    12.13          $     8.25
Fourth quarter                              $    13.38          $    10.50

FISCAL 1996
First quarter                               $    13.00          $    10.50
Second quarter                              $    13.00          $    10.38
Third quarter                               $    17.88          $    11.25
Fourth quarter                              $    16.00          $    11.38

FISCAL 1995
First quarter                               $    19.38          $    16.25
Second quarter                              $    17.75          $    14.25
Third quarter                               $    16.50          $    13.38
Fourth quarter                              $    15.75          $    12.00

FISCAL 1994
Fourth quarter                              $    18.50          $    14.00

Cash dividends of $.06 per share have been paid quarterly on the common stock since December 1994. There is no assurance as to future dividends as they are dependent upon future earnings, capital requirements and financial condition.