Form 10-K405, Exhibit 13
period 1998-08-31
GREENBRIER COMPANIES INC
filed 1998-11-30
CIK 923120

TABLE OF CONTENTS

Selected Financial Information                               18
Management's Discussion and Analysis of
   Results of Operations and Financial Condition             19
Reports of Management and Independent Auditors               24
Consolidated Balance Sheets                                  25
Consolidated Statements of Operations                        26
Consolidated Statements of Stockholders' Equity              27
Consolidated Statements of Cash Flows                        28
Notes to Consolidated Financial Statements                   29
Quarterly Results of Operations                              38
Directors & Officers                                         39
Investor Information                                         40
Locations                                                    41






[PHOTO]
[PHOTO]
[PHOTO]
[PHOTO]
[PHOTO]


GUNDERSON'S TTX EXCELLENT SUPPLIER AWARDS -- SEVEN CONSECUTIVE YEARS FOR FREIGHT CAR MANUFACTURING AND SIX CONSECUTIVE YEARS FOR WHEEL SERVICES.





         Financial Review  The Greenbrier Companies 1998 Annual Report       17

SELECTED FINANCIAL INFORMATION

YEARS ENDED AUGUST 31

(IN THOUSANDS, EXCEPT PER SHARE DATA)                           1998           1997           1996          1995           1994
                                                       -----------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Revenue:
   Manufacturing                                             $  451,706     $ 325,501     $  421,456     $  295,216    $  234,439
   Leasing and services                                          88,655       105,419         98,484         92,510        87,250
                                                       -----------------------------------------------------------------------------

                                                             $  540,361     $ 430,920     $  519,940     $  387,726    $  321,689
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

Earnings from continuing operations                          $   20,332(1)  $   6,021(2)  $   18,613     $   16,665    $   11,277
Discontinued operations:
   Loss on operations(3)                                     $       --     $  (2,512)    $     (338)    $       --    $       --
   Estimated loss on disposal(4)                             $       --     $  (7,680)    $       --     $       --    $       --
Net earnings (loss)                                          $   20,332     $  (4,171)    $   18,275     $   16,665    $   10,777(5)
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

Basic earnings per share:
   From continuing operations                                $     1.43     $    0.43     $     1.31     $     1.18    $     1.02
   Net earnings (loss)                                       $     1.43     $   (0.29)    $     1.29     $     1.18    $     0.98(5)
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

Diluted earnings per share:
   From continuing operations                                $     1.42     $    0.43     $     1.31     $     1.17    $     1.02
   Net earnings (loss)                                       $     1.42     $   (0.29)    $     1.29     $     1.17    $     0.97(5)
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

Weighted average shares outstanding:
   Basic                                                         14,203        14,160         14,160         14,160        11,049
   Diluted                                                       14,346        14,160         14,170         14,230        11,065
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

Cash dividends paid per share                                $     0.24     $    0.24     $     0.24     $     0.24    $    --
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------


Balance Sheet Data
Assets:
   Cash(6)                                                   $   57,909     $  21,744     $   12,483     $   14,014    $   56,980
   Manufacturing inventories                                     73,639        87,233         75,989         86,280        31,518
   Leased equipment(7)                                          256,509       284,541        364,701        327,063       296,515
   All other                                                    117,432       187,000        162,315        105,032        86,896
                                                       -----------------------------------------------------------------------------

                                                             $  505,489     $ 580,518     $  615,488     $  532,389    $  471,909
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

Debt:
   Revolving                                                 $       --     $  57,709     $   27,814     $   27,313    $       --
   Term                                                         147,876       201,786        216,278        190,754       217,453
                                                       -----------------------------------------------------------------------------

                                                             $  147,876     $ 259,495     $  244,092     $  218,067    $  217,453
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

Subordinated debt                                            $   37,932     $  38,089     $   44,554     $   37,762    $   34,142
Minority interest                                                 9,783        18,183         38,154         38,040        28,823
Stockholders' equity                                            120,842       104,072        111,736         96,818        82,786
                                                       -----------------------------------------------------------------------------

Capital base                                                 $  168,557     $ 160,344     $  194,444     $  172,620    $  145,751
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------


(1) Includes a gain of $2,250 resulting from exiting the trailer and container leasing operation more favorably than anticipated.
(2) Includes $8,348 of special charges related to an adjustment to the carrying value of vehicle transportation equipment and the divestiture of the trailer and container lease fleet.
(3)  Net of income taxes of $1,784 in 1997 and $244 in 1996.
(4)  Net of income taxes of $5,120.
(5)  Includes extraordinary charge for debt prepayment penalties.
(6)  Includes restricted cash and investments.
(7)  Includes both operating and direct finance leases.









18          The Greenbrier Companies 1998 Annual Report  Financial Review

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION


Greenbrier operates in two primary business segments: manufacturing and leasing and services. The two business segments are operationally integrated. The manufacturing segment produces double-stack intermodal railcars, conventional railcars, marine vessels and forged steel products and performs railcar refurbishment and maintenance activities, a portion of which is for the leasing operation. The leasing and services segment owns or manages a fleet of approximately 28,000 railcars for railroads, institutional investors and other leasing companies.

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

EXPANSION AND ACQUISITIONS

MANUFACTURING FACILITIES

In September 1998, Greenbrier acquired a majority interest in a railcar and specialty container manufacturer located in Swidnica, Poland. Polish investors will maintain a significant ownership interest in the manufacturer. This acquisition establishes a European manufacturing base and is expected to provide access to the European markets, particularly the market in Poland. Initially, the Polish facility is not expected to have a material impact on Greenbrier's overall financial condition or results of operations, and the investment will be funded through existing cash balances. This expansion will require the development of a sales and marketing force knowledgeable about the European market.

Also in September 1998, Greenbrier entered into a joint venture to build railroad freight cars at an existing manufacturing facility in Sahagun, Mexico. Each party will maintain a 50% interest in the joint venture. Operations are expected to commence in the first quarter of 1999, and capacity is anticipated to grow to 3,000 new cars annually. Required capital expenditures and working capital needs are expected to be funded by existing operating cash flow and cash balances.

MAINTENANCE AND REFURBISHMENT PROGRAMS

Subsequent to year end, Greenbrier entered into the following maintenance and refurbishment agreements:

- A long-term contract to manage the maintenance of 7,000 covered hopper cars owned by Burlington Northern Santa Fe that is anticipated to begin in December 1998.

- An agreement with Canadian Pacific Railway to refurbish and re-market certain of their used freight cars under a pilot program.

-    An agreement to refurbish and re-market surplus railcars in Europe.

MINORITY INTEREST

In February 1998, the unaffiliated investors' interest in the automobile transportation business was acquired for $8 million through the use of restricted cash. In December 1996, a minority investor's interest in the trailer and container operation was acquired for $16 million utilizing operating cash flow and available lines of credit.

[PHOTO]
TECHNOLOGY OF THE AUTO-MAX RAILCAR ALLOWS A HIGHER CAPACITY MIX OF VEHICLES IN EVERY LOAD.

         Financial Review  The Greenbrier Companies 1998 Annual Report       19

DISCONTINUED OPERATIONS AND DIVESTITURES

A plan was adopted in 1997 to discontinue the third party transportation logistics segment, as well as to sell the trailer and container leasing operation, in order to focus on core railcar operations.

The divestiture of the logistics segment was accounted for as a discontinued operation. Accordingly, the results of logistics operations have been excluded from continuing operations in the consolidated statements of operations for all applicable periods. An estimated loss on disposal of approximately $13 million ($7.7 million net of income taxes), which included an adjustment of assets to market value, estimated closedown expenses and anticipated operating losses through final disposal, was included in the 1997 consolidated statements of operations. In 1998, the disposition of the operating assets was concluded. The determination of the adequacy of the remaining reserve will not be known until certain litigation is resolved.

A portion of the trailer and container fleet was sold during the fourth quarter of 1997. In 1998, the sale of the remaining trailer and container fleet, which was included in leasing equipment held for refurbishment or sale as of August 31, 1997, was completed. The aggregate proceeds from all of the sales amounted to approximately $86 million. Trailer and container leasing operations have been included in leasing and services continuing operations.


RESULTS OF OPERATIONS

MANUFACTURING

Manufacturing revenues of $452 million, $326 million and $421 million for the years ended 1998, 1997 and 1996 resulted from railcar and marine production, forging, and refurbishment and maintenance activities. Revenues resulted primarily from new railcar deliveries which were 7,800 in 1998, 4,500 in 1997 and 6,400 in 1996. Increased revenues in 1998 are due to a rebound in the intermodal transportation industry and overall strong market demand for freight cars. Revenue in 1997 decreased due to fewer railcar deliveries in a softer market environment, partially offset by higher per unit sales value. Intermodal products comprised over 50% of 1998 deliveries while 1997 deliveries were virtually all conventional equipment. As of August 31, 1998, the firm order backlog of new railcars for sale or lease amounted to approximately 6,200 units with an estimated sales value of $375 million compared to 2,600 units valued at $133 million as of August 31, 1997.

The factors influencing cost of revenue and gross margin in a given period include order size (which affects economies of plant utilization), product mix, changes in manufacturing costs, product pricing and currency exchange rates. The gross margin of 9% in 1998 compares favorably to 7% in 1997 as a result of the efficiencies of longer production runs and strong market demand for railcars. The gross margin in 1997 declined from the 10% achieved in 1996, reflecting a highly competitive market, a less favorable product mix and shorter production runs.

LEASING AND SERVICES

Leasing and services revenue includes revenue from the trailer and container fleet that was sold in October 1997, but excludes revenue from logistics services which was classified as a discontinued operation. Revenue decreased $17 million, or 16%, in 1998 from 1997 primarily due to the sale of the trailer and container leasing operation. Revenue increased $7 million, or 7%, in 1997 over 1996 as a result of additional railcars placed in lease service, as well as gains realized on the sale of railcar leasing equipment. Assets from Greenbrier's lease fleet are


[CHART]
TOTAL REVENUE
(IN MILLIONS)
- LEASING & SERVICES
- MANUFACTURING

[CHART]
GREENBRIER RAILCAR
PRODUCTION
- CONVENTIONAL
- INTERMODAL

[CHART]
GREENBRIER RAILCAR
BACKLOG
(DOLLARS IN MILLIONS)


20           The Greenbrier Companies 1998 Annual Report  Financial Review
periodically sold in the normal course of business in order to take advantage of market conditions, manage risk and maintain liquidity.

Pre-tax earnings realized on the disposition of leased equipment amounted to $9 million during 1998, compared to $7 million during 1997, and $5 million during 1996.

Leasing and services operating margin as a percentage of revenue improved to 60% in 1998 compared to 56% in both 1997 and 1996. The improvement resulted primarily from the sale of the trailer and container leasing assets which generally operated at a higher expense ratio than the railcar leasing assets. The improvement was offset somewhat by higher vehicle transportation operating costs.

OTHER COSTS

Selling, administrative and other expense amounted to $38 million in 1998, $37 million in 1997 and $38 million in 1996. The increase in 1998 compared to 1997 is primarily due to international business development, sales and marketing expenses and incentive compensation offset by the reduction resulting from the sale of the trailer and container leasing operations. The decrease in 1997 compared to 1996 relates to lower incentive compensation offset somewhat by increased research and development costs.

Interest expense declined $6 million to $21 million in 1998 from $27 million in 1997 due to increased liquidity resulting from equipment sales and improved earnings. Interest expense increased slightly in 1997 compared to 1996 due to greater usage of revolving credit lines for interim financing of railcar production.

Special charges - leasing and services in 1997 represented a $7 million adjustment to writedown the carrying value of vehicle transportation equipment to its anticipated net realizable value and anticipated costs associated with the divestiture of the trailer and container leasing operations. The sale of the trailer and container fleet was completed in 1998, and the results associated with the sale of the operations were more favorable than originally anticipated resulting in a $2 million benefit in 1998.

The increase in minority interest reflects the improved contribution from the Canadian operation offset by the effects of the acquisitions of minority investors' ownership interests in 1998 and 1997.

The income tax provision represents an effective tax rate of 42% on U.S. operations. Foreign operations reflect varying effective rates resulting in a consolidated effective tax rate of 41.8%, 39.5% and 38.4% for 1998, 1997 and 1996. In 1997 and 1996, the effective tax rate was reduced by the utilization of Canadian operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

Greenbrier's growth has been financed through cash generated from operations, borrowings from banks and other financial institutions, issuance of subordinated debt and capital from minority investors.

Overall liquidity has improved as a result of the disposition of the trailer and container lease fleet, improved operating results and the sale from manufacturing inventory of assets held for sale. As a result, cash and restricted cash increased $36 million to $58 million and revolving notes of $58 million at August 31, 1997 were repaid in 1998. In addition, $31 million of term notes payable were retired in 1998 from a portion of the proceeds of the sale of the trailer and container lease fleet.

Credit facilities aggregated $120 million as of August 31, 1998. A $60 million revolving line of credit is available through May 2000 to provide working capital and interim financing of equipment for the leasing and services operations. A $40 million operating line of credit to be used for working capital is available through February 2001 for U.S. manufacturing operations. Advances under both the revolving and operating lines of credit bear interest at rates which vary depending on the type of borrowing and certain defined ratios. A $16 million (at the August 31, 1998 exchange rate) operating line of credit, bearing interest primarily at Canadian prime plus .75%, is available through March 1999 for working capital and certain capital expenditures for Canadian operations. An additional $4 million, five-year term loan facility is available for Canadian capital expenditures. There were no borrowings outstanding under any of the operating lines or the term facility as of August 31, 1998.


[CHART]
GREENBRIER CASH AND RESTRICTED CASH
(IN MILLIONS)


         Financial Review  The Greenbrier Companies 1998 Annual Report       21

In 1999, management anticipates refinancing $22 million of leasing term debt which, when completed, will result in a pre-tax prepayment penalty estimated to be $1.3 million to $1.8 million.

Capital expenditures totaled $51 million, $80 million, and $129 million in 1998, 1997 and 1996. Of these, approximately $39 million, $70 million and $122 million in 1998, 1997 and 1996 were attributable to leasing and services operations. Significant leasing and services capital expenditures in 1996 included additions to the railcar lease fleet in association with a refurbishment program. Capital expenditures for additions to the lease fleet in 1999 are expected to be approximately $28.5 million. Greenbrier regularly sells assets from its lease fleet, some of which may have been purchased within the current year and included in capital expenditures.

Approximately $12 million, $10 million and $7 million of the total capital expenditures for 1998, 1997 and 1996 were attributable to manufacturing operations. Capital expenditures included improvements to plants and purchases of new equipment to improve efficiency and increase capacity of the railcar facilities and to expand and upgrade marine facilities. Capital expenditures for manufacturing are expected to be approximately $33.4 million in 1999 and will include plant improvements and equipment acquisitions to further increase capacity and enhance efficiency.

Operations in Canada give rise to market risks from changes in foreign currency exchange rates. Forward exchange contracts are utilized to hedge a portion of the risk of foreign currency fluctuations related to a Canadian subsidiary. As of August 31, 1998, forward exchange contracts outstanding for the purchase of Canadian dollars were $58 million maturing at various dates through March 1999. Realized and unrealized gains and losses from such off-balance sheet contracts are deferred and recognized in income concurrent with the hedged transaction. The difference between the contract rates and the spot rate at August 31, 1998 amounted to $3.6 million. Even though forward exchange contracts are entered into to mitigate the impact of currency fluctuations, certain exposure remains which may affect operating results.

Dividends of $.06 per share have been paid quarterly since 1995. A quarterly dividend of $.06 per share was declared in November 1998, to be paid in December. Future dividends are dependent upon earnings, capital requirements and financial condition.

Certain loan covenants restrict the transfer of funds from subsidiaries to the parent company in the form of cash dividends, loans, or advances. The restricted net assets of subsidiaries amounted to $79 million as of August 31, 1998. Consolidated retained earnings of $30 million at August 31, 1998 were restricted as to the payment of dividends. Management expects existing funds and cash generated from operations, together with borrowings under existing credit facilities, to be sufficient to fund dividends, working capital needs, planned capital expenditures and expected debt repayments for the coming year. Management anticipates long-term financing will be required and will continue to be available for the purchase of equipment to expand Greenbrier's lease fleet.

YEAR 2000

The "Year 2000" issue refers to computer programs which use two rather than four digits to define a given year and which therefore might read a date using "00" as the year 1900 rather than the year 2000. This could result in the computer shutting down or performing incorrect computations in programs that have date-sensitive software. A variety of computer systems, applications and automated equipment are utilized in daily operations and may be affected by the Year 2000 issue.

Greenbrier is currently assessing the impact of the Year 2000 issue on both its information systems and embedded manufacturing control technology. The phases of this project include inventorying affected technology and assessing the impact of the Year 2000 issue; developing remediation plans; modification; testing; and implementation. All components of software and hardware are in various phases of this process. The company expects to have its information and manufacturing systems tested and compliant by August 1999.

Greenbrier has key relationships with a number of vendors and suppliers, including banks and other providers of goods and services. The company has requested vendors to supply Year 2000 compliance documentation, but it has not been determined whether all of the vendors and suppliers are Year 2000 compliant. Reliance on single vendor source suppliers, however, is minimal, and the company seeks to limit sole source supply relationships. The company could be adversely impacted if its suppliers and vendors do not make necessary changes to their own systems and products successfully or timely.


[CHART]
CAPITAL EXPENDITURES
(IN MILLIONS)
- LEASING & SERVICES
- MANUFACTURING


22           The Greenbrier Companies 1998 Annual Report  Financial Review

The costs to be incurred in responding to Year 2000 computer system deficiencies, together with the cost of any required modifications to the company's systems, beyond ongoing hardware replacements and software upgrades performed in the normal course of business, cannot be accurately estimated at this time. Monies spent to date in assessing and remediating Year 2000 issues have not been material.

If the remaining elements of the company's plan to address the Year 2000 issue are not successfully or timely implemented, more time will need to be devoted to the process and additional costs may be incurred. In addition, significant disruptions to operations, including slowing the manufacturing process, resulting in potential revenue loss and increased costs, could result. Any of these eventualities could have a material adverse effect on the financial position, results of operations or cash flows of the company.

A contingency plan has not been established, but one is expected to be formulated by August 1999 to address unavoided or unavoidable risks.

PROSPECTIVE ACCOUNTING CHANGES

Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income. The new standard becomes effective in fiscal year 1999. There are not expected to be any substantial changes to disclosure at the time SFAS No. 130 is adopted.

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for disclosure about operating segments in annual financial statements and requires disclosure of selected information about operating segments in interim financial reports. The new standard becomes effective in fiscal year 1999. There are not expected to be any substantial changes to disclosures at the time SFAS No. 131 is adopted.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recognized as either assets or liabilities measured at fair value. Greenbrier has not fully evaluated the effect of this statement. The new standard becomes effective in fiscal year 2000.

The company did not elect early adoption of SFAS No. 130, SFAS No. 131 or SFAS No. 133.

FORWARD-LOOKING INFORMATION

From time to time, Greenbrier or its representatives have made or may make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements as to expectations, beliefs and strategies regarding the future. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by the company with the Securities and Exchange Commission.

The following are among the factors that could cause actual results or outcomes to differ materially from the forward-looking statements: general political, regulatory or economic conditions; changes in interest rates; business conditions and growth in the surface transportation industry, both domestic and international; currency and other risks associated with international operations; shifts in market demand; a delay or failure of acquisitions, products or services to compete successfully; changes in product mix and the mix between manufacturing and leasing and services revenue; transportation labor disputes or operating difficulties which might disrupt the flow of cargo; competitive factors, including increased competition, new product offerings by competitors and price pressures; actual future costs and availability of materials and a trained workforce; labor disputes; production difficulties and product delivery delays in the future as a result of, among other matters, changing process technologies and increasing production; lower than expected customer orders; the ability to consummate expected sales; delays in receipt of orders or cancellation of orders; financial condition of principal customers; and the impact of year 2000 compliance by the company or by its customers, suppliers or service partners. Any forward-looking statements should be considered in light of these factors.


[PHOTO]
PLASMA CUTTER USED TO CUT STEEL IN THE MANUFACTURING PROCESS.

         Financial Review  The Greenbrier Companies 1998 Annual Report       23

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

The company maintains a system of internal controls and procedures, which is designed, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized, that they are properly recorded to produce reliable financial records, and that accountability for assets is maintained. The controls and procedures are supported by careful selection and training of personnel and a continuing management commitment to the integrity of the system.

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


/s/ William A. Furman      /s/ Larry G. Brady

William A. Furman          Larry G. Brady
President                  Senior Vice President
Chief Executive Officer    Chief Financial Officer


INDEPENDENT AUDITORS' REPORT
Board of Directors and Stockholders
The Greenbrier Companies, Inc.

We have audited the accompanying consolidated balance sheets of The Greenbrier Companies, Inc. and Subsidiaries as of August 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Greenbrier Companies, Inc. and Subsidiaries as of August 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1998, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Portland, Oregon
October 23, 1998


[PHOTO]
TRENTONWORKS EMPLOYEES.


24         The Greenbrier Companies 1998 Annual Report  Financial Statements

CONSOLIDATED BALANCE SHEETS

AUGUST 31
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                          1998                     1997
                                                                                     ---------------------------------------------
ASSETS
   Cash and cash equivalents                                                                   $  41,912               $   14,384
   Restricted cash and investments                                                                15,997                    7,360
   Accounts and notes receivable                                                                  47,537                   61,024
   Manufacturing inventories                                                                      73,639                   87,233
   Leasing equipment held for refurbishment or sale                                                6,210                   64,358
   Investment in direct finance leases                                                           160,940                  182,421
   Equipment on operating leases                                                                  95,569                  102,120
   Property, plant and equipment                                                                  49,452                   44,925
   Prepaid expenses and other                                                                     14,233                   16,693
                                                                                     ---------------------------------------------
                                                                                               $ 505,489               $  580,518
                                                                                     ---------------------------------------------
                                                                                     ---------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
   Revolving notes                                                                             $     --                $   57,709
   Accounts payable and accrued liabilities                                                      132,121                  107,738
   Deferred participation                                                                         45,243                   39,032
   Deferred income taxes                                                                          11,692                   13,909
   Notes payable                                                                                 147,876                  201,786

   Subordinated debt                                                                              37,932                   38,089

   Minority interest                                                                               9,783                   18,183

   Commitments and contingencies (Notes 3, 18 & 19)

   Stockholders' equity
   Preferred stock -- $0.001 par value; 25,000 shares
     authorized; none outstanding                                                                     --                        --
   Common stock -- $0.001 par  value; 50,000 shares
     authorized; 14,253 and 14,160 outstanding
     at August 31, 1998 and 1997                                                                      14                       14
   Additional paid-in capital                                                                     50,416                   49,135
   Retained earnings                                                                              71,612                   54,689
   Foreign currency translation adjustment                                                        (1,200)                     234
                                                                                     ---------------------------------------------
                                                                                                 120,842                  104,072
                                                                                     ---------------------------------------------
                                                                                               $ 505,489               $  580,518
                                                                                     ---------------------------------------------
                                                                                     ---------------------------------------------


The accompanying notes are an integral part of these statements.



       Financial Statements  The Greenbrier Companies 1998 Annual Report     25

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED AUGUST 31
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                 1998                     1997                     1996
                                                                ------------------------------------------------------------------
REVENUE
   Manufacturing                                                      $  451,706               $ 325,501               $  421,456
   Leasing and services                                                   88,655                 105,419                   98,484
                                                                ------------------------------------------------------------------
                                                                         540,361                 430,920                  519,940

COST OF REVENUE
   Manufacturing                                                         410,553                 301,408                  378,829
   Leasing and services                                                   35,349                  46,317                   43,019
                                                                ------------------------------------------------------------------
                                                                         445,902                 347,725                  421,848

MARGIN                                                                    94,459                  83,195                   98,092

OTHER COSTS
   Selling, administrative and other expense                              38,359                  36,640                   37,525
   Interest expense                                                       20,946                  27,148                   25,670
   Special charges -- leasing and services                                (2,250)                  8,348                     --
                                                                ------------------------------------------------------------------
                                                                          57,055                  72,136                   63,195

Earnings before income tax expense and
  minority interest                                                       37,404                  11,059                   34,897

Income tax expense                                                       (15,643)                 (4,366)                 (13,414)
                                                                ------------------------------------------------------------------
Earnings before minority interest                                         21,761                   6,693                   21,483

Minority interest                                                         (1,429)                   (672)                  (2,870)
                                                                ------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                       20,332                   6,021                   18,613
Discontinued operations:
   Loss on operations (net of tax benefit of
     $1,784 in 1997 and $244 in 1996)                                         --                  (2,512)                    (338)
   Estimated loss on disposal (net of tax
     benefit of $5,120 in 1997)                                               --                  (7,680)                      --
                                                                ------------------------------------------------------------------
Net earnings (loss)                                                   $   20,332               $  (4,171)              $   18,275
                                                                ------------------------------------------------------------------
                                                                ------------------------------------------------------------------


BASIC EARNINGS PER SHARE:
   From continuing operations                                         $     1.43               $    0.43               $     1.31
   Discontinued operations                                                    --                   (0.72)                   (0.02)
                                                                ------------------------------------------------------------------
   Net earnings (loss)                                                $     1.43               $   (0.29)              $     1.29
                                                                ------------------------------------------------------------------
                                                                ------------------------------------------------------------------


DILUTED EARNINGS PER SHARE:
   From continuing operations                                         $     1.42               $    0.43               $     1.31
   Discontinued operations                                                    --                   (0.72)                   (0.02)
                                                                ------------------------------------------------------------------
   Net earnings (loss)                                                $     1.42               $   (0.29)              $     1.29
                                                                ------------------------------------------------------------------
                                                                ------------------------------------------------------------------

WEIGHTED AVERAGE SHARES OUTSTANDING:
   Basic                                                                  14,203                  14,160                   14,160
   Diluted                                                                14,346                  14,160                   14,170

The accompanying notes are an integral part of these statements.


26         The Greenbrier Companies 1998 Annual Report  Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                              Foreign
                                                  Common Stock           Additional                   Currency          Total
                                               -------------------        Paid-in      Retained      Translation    Stockholders'
                                               Shares      Amount         Capital      Earnings       Adjustment        Equity
                                           ---------------------------------------------------------------------------------------

BALANCE, AUGUST 31, 1995                       14,160     $     14       $  48,894     $  47,383       $     527      $  96,818
   Compensation relating to non-
      qualified stock option plan                  --           --             185            --              --            185
   Cash dividends ($.24 per share)                 --           --              --        (3,399)             --         (3,399)
   Foreign currency translation
      adjustment                                   --           --              --            --            (143)          (143)
   Net earnings                                    --           --              --        18,275              --         18,275
                                           ---------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1996                       14,160           14          49,079        62,259             384        111,736
   Compensation relating to non-
      qualified stock option plan                  --           --              56            --              --             56
   Cash dividends ($.24 per share)                 --           --              --        (3,399)             --         (3,399)
   Foreign currency translation
      adjustment                                   --           --              --            --            (150)          (150)
   Net loss                                        --           --              --        (4,171)             --         (4,171)
                                           ---------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1997                       14,160           14          49,135        54,689             234        104,072
   Stock options exercised                         93           --           1,221            --              --          1,221
   Compensation relating to non-
     qualified stock option plan                   --           --              60            --              --             60
   Cash dividends ($.24 per share)                 --           --              --        (3,409)             --         (3,409)
   Foreign currency translation
      adjustment                                   --           --              --            --          (1,434)        (1,434)
   Net earnings                                    --           --              --        20,332              --         20,332
                                           ---------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1998                       14,253     $     14       $  50,416     $  71,612       $  (1,200)     $ 120,842
                                           ---------------------------------------------------------------------------------------
                                           ---------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


       Financial Statements  The Greenbrier Companies 1998 Annual Report     27

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED AUGUST 31
(IN THOUSANDS)                                                           1998                     1997                     1996
                                                                  ----------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net earnings (loss)                                                $   20,332               $  (4,171)              $   18,275
   Adjustments to reconcile net earnings (loss) to
     net cash provided by operating activities:
      Deferred income taxes                                               (2,217)                 (8,217)                   6,396
      Deferred participation                                               6,211                   6,716                    4,487
      Depreciation and amortization                                       14,527                  27,869                   24,895
      Discontinued operations                                                 --                   9,300                       --
      Special charges                                                     (2,250)                  8,348                       --
      Gain on sales of equipment                                          (9,994)                 (9,815)                  (5,324)
      Other                                                                1,537                  (1,035)                     215
   Decrease (increase) in assets:
      Accounts and notes receivable                                       13,197                  16,504                  (38,377)
      Inventories                                                         10,110                 (11,244)                  10,291
      Prepaid expenses and other                                           1,910                  (6,074)                  (2,817)
   Increase (decrease) in liabilities:
      Accounts payable and accrued liabilities                            22,509                  (9,619)                  16,830
                                                                  ----------------------------------------------------------------
   Net cash provided by operating activities                              75,872                  18,562                   34,871

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of subsidiaries, net of cash acquired                          --                      --                   (1,960)
   Principal payments received under direct finance leases                15,102                  11,226                    8,402
   Investment in direct finance leases                                      (856)                (11,856)                 (26,430)
   Proceeds from sales of equipment                                      117,945                  58,081                   58,328
   Purchase of property and equipment                                    (50,345)                (64,381)                 (94,880)
   Investment in restricted cash and investments                          (8,637)                   (960)                  (2,736)
                                                                  ----------------------------------------------------------------
   Net cash provided by (used in) investing activities                    73,209                  (7,890)                 (59,276)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from borrowings                                               13,157                  47,479                   48,912
   Repayments of borrowings                                             (124,750)                (30,118)                 (25,375)
   Dividends                                                              (3,409)                 (3,399)                  (3,399)
   Purchase of minority interest                                          (7,772)                (16,333)                      --
   Proceeds from stock options                                             1,221                      --                       --
                                                                  ----------------------------------------------------------------
   Net cash provided by (used in) financing activities                  (121,553)                 (2,371)                  20,138
                                                                  ----------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          27,528                   8,301                   (4,267)
Cash and cash equivalents
   Beginning of period                                                    14,384                   6,083                   10,350
                                                                  ----------------------------------------------------------------

   End of period                                                      $   41,912               $  14,384               $    6,083
                                                                  ----------------------------------------------------------------
                                                                  ----------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid during the period for:
      Interest                                                        $   20,526               $  27,451               $   26,166
      Income taxes                                                        13,626                   2,914                   11,038

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
   Purchase of minority interest                                      $    1,580               $   2,044               $       --
   Repayment of borrowings through return of
     railcars held for refurbishment or sale                                  96                  11,574                    2,433
   Equipment obtained through borrowings                                      --                   4,024                    7,581

The accompanying notes are an integral part of these statements.


28         The Greenbrier Companies 1998 Annual Report  Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Three Years Ended August 31, 1998
(Dollars in thousands, except per share amounts)


NOTE 1 -- NATURE OF OPERATIONS

The Greenbrier Companies, Inc. and Subsidiaries ("Greenbrier" or the "company") currently operates in two primary business segments: manufacturing and leasing and services. The two business segments are operationally integrated. The manufacturing segment produces double-stack intermodal and conventional railcars, marine vessels and forged steel products and performs railcar refurbishment and maintenance activities, a portion of which is for the leasing operation. The leasing and services segment owns or manages a fleet of approximately 28,000 railcars for railroads, institutional investors and other leasing companies.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION -- The financial statements include the accounts of the company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated upon consolidation.

The financial statements and transactions of the Canadian subsidiaries are maintained in their functional currency and translated into U.S. dollars for purposes of consolidation. Translation adjustments are accumulated as a separate component of stockholders' equity.

CASH AND INVESTMENTS -- Cash is temporarily invested primarily in bankers' acceptances, U.S. Treasury bills, commercial paper and money market funds. Restricted cash and investments may only be used for equipment acquisitions in accordance with loan agreements. All highly-liquid investments with a maturity of three months or less are considered cash equivalents.

MANUFACTURING INVENTORIES -- Inventories are valued at the lower of cost (first-in, first-out) or market. Work-in-process includes material, labor and overhead.

LEASING EQUIPMENT HELD FOR REFURBISHMENT OR SALE -- Railcars held for refurbishment or sale are hulks that will either be refurbished and placed on lease or sold and are carried at the cost of the hulks and any refurbishment costs incurred. As discussed in Note 3, the operating assets of the trailer and container leasing business were included in Leasing equipment held for refurbishment or sale as of August 31, 1997.

EQUIPMENT ON OPERATING LEASES -- Equipment on operating leases is stated at cost. Depreciation to estimated salvage value is provided on the straight-line method over the estimated useful lives of the equipment. Management evaluates the remaining life and recoverability of equipment in light of current conditions. If business conditions change, such estimates could also change.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is stated at cost. Depreciation is provided on the straight-line method over estimated useful lives of three to twenty years.

PREPAID EXPENSES AND OTHER ASSETS -- Loan fees are capitalized and amortized as interest expense over the life of the related borrowings. Goodwill is generally amortized over twelve years on the straight-line method.

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

REVENUE RECOGNITION -- Revenue from manufacturing operations is recognized at the time products are completed and accepted by unrelated customers.

Direct finance lease revenue is recognized over the lease term in a manner which produces a constant rate of return on the net investment in the lease. Certain interim rentals are based on estimated costs.

Operating lease revenue is recognized as earned under the lease terms. Payments received in advance are deferred until earned.


[PHOTO]
CENTER-PARTITION LUMBER CAR.


       Financial Statements  The Greenbrier Companies 1998 Annual Report     29

FORWARD EXCHANGE CONTRACTS -- Operations in Canada give rise to market risks from changes in foreign currency exchange rates. Forward exchange contracts are utilized to hedge a portion of the risk of foreign currency fluctuations. Realized and unrealized gains and losses are deferred and recognized in earnings concurrent with the hedged transaction. Even though forward exchange contracts are entered into to mitigate the impact of currency fluctuations, certain exposure remains, which may affect operating results.

INTEREST RATE INSTRUMENTS -- Interest rate swap agreements are utilized to reduce the impact of changes in interest rates on certain debt. The net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense.

NET EARNINGS PER SHARE -- In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, which requires disclosure of basic earnings per share ("EPS") and diluted EPS for periods ending after December 15, 1997. Basic EPS excludes potential dilution which would occur if additional shares were issued upon exercise of outstanding stock options, while diluted EPS takes this potential dilution into account. All EPS amounts have been restated to conform to the new requirements.

STOCK-BASED COMPENSATION -- Compensation expense for stock-based employee compensation continues to be measured using the method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. If material, pro forma disclosures of net earnings and earnings per share will be made as if the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, had been applied in measuring compensation expense.

ACCOUNTING ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS -- Certain reclassifications have been made to prior years' consolidated financial statements to conform with the 1998 presentation.

PROSPECTIVE ACCOUNTING CHANGES -- SFAS No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income. The new standard becomes effective in fiscal year 1999. There are not expected to be any substantial changes to disclosure at the time SFAS No. 130 is adopted.

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for disclosure about operating segments in annual financial statements and requires disclosure of selected information about operating segments in interim financial reports. The new standard becomes effective in fiscal year 1999. There are not expected to be any substantial changes to disclosures at the time SFAS No. 131 is adopted.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recognized as either assets or liabilities measured at fair value. Greenbrier has not fully evaluated the effect of this statement. The new standard becomes effective in fiscal year 2000.

The company did not elect early adoption of SFAS No. 130, SFAS No. 131 or SFAS No. 133.

NOTE 3 -- DISCONTINUED OPERATIONS AND DIVESTITURES

In 1997, a plan was adopted to discontinue the third-party transportation logistics segment, as well as to sell the trailer and container leasing operation, in order to focus on core railcar operations.

DISCONTINUED OPERATIONS -- Under the plan, the third-party transportation logistics segment was to be discontinued and, accordingly, the results of operations for logistics have been excluded from continuing operations in the Consolidated Statements of Operations for all applicable periods. An estimated pre-tax loss on disposal of $12,800, which included an adjustment of assets to market value, estimated closedown expenses and anticipated operating losses through final disposal, was reflected as an anticipated loss on discontinued operations in 1997. In 1998, the disposition of the operating assets was concluded. The determination of the adequacy of the remaining reserve will not be known until certain litigation is resolved. Information relating to the operating results for the discontinued operations for the years ended August 31, 1997 and 1996 are as follows:


                                                        1997             1996
                                                    ----------------------------
Revenue                                              $ 53,249          $ 10,070
Costs and expenses                                     57,545            10,652
                                                    ----------------------------
Loss before income taxes                               (4,296)             (582)
Less income tax benefit                                 1,784               244
                                                    ----------------------------
   Net loss                                          $ (2,512)         $   (338)
                                                    ----------------------------
                                                    ----------------------------

[PHOTO]
REFURBISHED RAILCAR IN GREENBRIER'S LEASE FLEET.


30         The Greenbrier Companies 1998 Annual Report  Financial Statements

DIVESTITURES -- A portion of the trailer and container lease fleet was sold during the fourth quarter of 1997. In 1998 the sale of the remaining trailer and container lease fleet, which was included in Leasing equipment held for refurbishment or sale as of August 31, 1997, was completed. The aggregate proceeds from all of the sales were approximately $86,000. In 1997, an estimated pre-tax loss of approximately $1,600 was included in the Consolidated Statements of Operations in Special charges -- leasing and services for anticipated results of selling the operation. The results associated with the sale were more favorable than originally anticipated resulting in a $2,250 benefit in 1998. Trailer and container leasing operations contributed revenue of approximately $4,100, $25,800 and $26,800 for the years ended August 31, 1998, 1997 and 1996.

NOTE 4 -- MANUFACTURING INVENTORIES


                                                         1998              1997
                                                    ----------------------------
Manufacturing supplies
  and raw materials                                    $ 8,750           $ 7,323
Work-in-process                                         62,267            41,258
Assets held for sale                                     2,622            38,652
                                                    ----------------------------
                                                       $73,639           $87,233
                                                    ----------------------------
                                                    ----------------------------


NOTE 5 -- INVESTMENT IN DIRECT FINANCE LEASES

                                                      1998               1997
                                                  ------------------------------
Future minimum receipts
  on lease contracts                               $ 247,842          $ 303,910
Less amounts for
  maintenance, insurance
  and taxes                                          (55,041)           (64,264)
                                                  ------------------------------
Net minimum lease receipts                           192,801            239,646
Estimated residual values                             52,323             55,405
Unearned finance charges                             (84,184)          (112,630)
                                                  ------------------------------
                                                   $ 160,940          $ 182,421
                                                  ------------------------------
                                                  ------------------------------

Minimum future receipts on the direct finance lease contracts are as follows:

YEAR ENDING AUGUST 31,
   1999                                                                $ 50,693
   2000                                                                  48,275
   2001                                                                  47,282
   2002                                                                  38,820
   2003                                                                  28,242
   Thereafter                                                            34,530
                                                                     -----------
                                                                       $247,842
                                                                     -----------
                                                                     -----------

NOTE 6 -- EQUIPMENT ON OPERATING LEASES


                                                      1998               1997
                                                 -------------------------------
Railcar equipment
  and other                                        $ 132,049          $ 140,701
Marine equipment                                       7,563               --
                                                 -------------------------------
                                                     139,612            140,701
Accumulated depreciation                             (44,043)           (38,581)
                                                 -------------------------------
                                                   $  95,569          $ 102,120
                                                 -------------------------------
                                                 -------------------------------


In addition to the above equipment, certain railcar equipment is leased by the company and subleased to customers under noncancelable operating leases.

Aggregate minimum future amounts receivable under all noncancelable operating leases and subleases are as follows:


YEAR ENDING AUGUST 31,
   1999                                                               $  15,750
   2000                                                                   9,792
   2001                                                                   6,837
   2002                                                                   5,995
   2003                                                                   5,156
   Thereafter                                                            12,081
                                                                   -------------
                                                                      $  55,611
                                                                   -------------
                                                                   -------------

Certain equipment is also operated under daily, monthly or mileage arrangements. Associated revenues amounted to $24,472, $33,611 and $28,460 for the years ended August 31, 1998, 1997 and 1996.

In 1997, the carrying value of vehicle transportation equipment was adjusted to the anticipated net realizable value of the assets based on projected future performance under existing contracts. This resulted in a pre-tax charge of $6,775, which was included in Special charges -- leasing and services in the Consolidated Statements of Operations, of which $1,200 was allocated to minority investors.

NOTE 7 -- PROPERTY, PLANT AND EQUIPMENT


                                                       1998              1997
                                                   -----------------------------
Land and improvements                                $  8,440          $  8,449
Machinery and equipment                                41,944            33,082
Buildings and improvements                             15,537            13,257
Other                                                  10,747            13,119
                                                   -----------------------------
                                                       76,668            67,907
Accumulated depreciation                              (27,216)          (22,982)
                                                   -----------------------------
                                                     $ 49,452          $ 44,925
                                                   -----------------------------
                                                   -----------------------------




       Financial Statements  The Greenbrier Companies 1998 Annual Report     31

NOTE 8 -- REVOLVING NOTES

A $40,000 operating line of credit is available through February 2001 to provide working capital for the domestic manufacturing operations based on defined receivables and inventory. Borrowings under this line bear interest at rates which vary depending on the type of borrowing and certain defined ratios. There were no borrowings outstanding as of August 31, 1998. Borrowings outstanding as of August 31, 1997 were $14,775.

A $16,000 (at the August 31, 1998 exchange rate) operating line of credit, bearing interest primarily at Canadian prime plus .75%, is available through March 1999 for working capital and certain capital expenditures for the Canadian manufacturing operation based on defined receivables and inventory. An additional $4,000, five-year term loan facility is available for capital expenditures. There were no borrowings outstanding as of August 31, 1998. Borrowings outstanding as of August 31, 1997 were $21,934 under the operating line of credit and a temporary borrowing facility which has expired.

A $60,000 revolving line of credit is available to provide working capital and interim financing of leased equipment through May 2000. Borrowings under this line are based on advances against defined leased equipment and bear interest at rates which vary depending upon the type of borrowing and certain defined ratios. There were no borrowings outstanding as of August 31, 1998. This facility replaced a $43,000 agreement which had outstanding borrowings as of August 31, 1997 of $21,000.

The applicable prime rate for domestic and Canadian borrowings was 8.5% and 7.5% as of August 31, 1998.

NOTE 9 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                         1998            1997
                                                     ---------------------------
Accounts payable and
  accrued liabilities                                  $ 71,880        $ 49,746
Maintenance reserves                                     21,698          27,790
Accrued payroll and
  related liabilities                                    15,412          12,264
Estimated loss on disposal                                4,937          12,800
Warranty reserves                                         4,125           4,536
Other                                                    14,069             602
                                                     ---------------------------
                                                       $132,121        $107,738
                                                     ---------------------------
                                                     ---------------------------


NOTE 10 -- NOTES PAYABLE


                                                         1998            1997
                                                     ---------------------------
Leasing equipment notes
  payable                                              $133,192        $187,553
Manufacturing term loan,
  due in monthly
  installments through
  July 2008 collateralized
  by land and a facility                                 11,579            --
Manufacturing term loan,
  interest at 11%, due in
  monthly installments
  through 2008                                             --            11,741
Other manufacturing
  notes payable                                           3,105           2,492
                                                     ---------------------------
                                                       $147,876        $201,786
                                                     ---------------------------
                                                     ---------------------------


Leasing equipment notes payable bear interest at fixed rates of 7.8% to 10.8% and are due in varying installments through May 2004. The weighted average remaining contractual life and weighted average interest rate of the notes as of August 31, 1998 and 1997 was approximately 57 and 58 months and 8.6% for both years.

A manufacturing term loan bearing interest at 11% was refinanced with a term loan at LIBOR plus 1.35%. An interest rate swap agreement is being utilized to reduce the risk of fluctuations in interest rates. The swap agreement has a notional amount of $11,600 amortizing consistent with principal payments on the term loan and effectively changes the interest rate exposure from a variable rate to 7.35%. The swap agreement matures in July 2008. At August 31, 1998 the LIBOR rate was 5.64%.

Substantially all assets of the company are pledged as collateral for the notes payable and revolving notes.

Principal payments on the notes payable are as follows:

YEAR ENDING AUGUST 31,
   1999                                                                $ 26,215
   2000                                                                  27,915
   2001                                                                  28,665
   2002                                                                  27,748
   2003                                                                  17,720
   Thereafter                                                            19,613
                                                                     -----------
                                                                       $147,876
                                                                     -----------
                                                                     -----------


32         The Greenbrier Companies 1998 Annual Report  Financial Statements

The revolving and operating lines of credit, along with certain equipment notes payable, contain covenants with respect to various subsidiaries, the most restrictive of which limit the payment of dividends by subsidiaries and require certain levels of tangible net worth, ratios of debt to equity and debt service coverage.

NOTE 11 -- SUBORDINATED DEBT

Subordinated notes, amounting to $37,932 and $38,089 at August 31, 1998 and 1997, were issued for railcars purchased as part of an agreement described in
Note 19. The notes bear interest at 11% and 9%, with substantially all of the principal due ten years from the date of the notes, and are subordinated to all other liabilities of a subsidiary. Approximately $256 becomes due in 2001, $10,266 in 2002 and $6,023 in 2003, with the remaining balance due after 2003.

NOTE 12 -- STOCKHOLDERS' EQUITY

The Chairman and the Chief Executive Officer, who are the founding and majority stockholders, have entered into an agreement whereby they have agreed to vote their shares together to elect each other as directors of the company and with respect to all other matters put to a vote of the stockholders.

Certain loan covenants restrict the transfer of funds from the subsidiaries to the parent company in the form of cash dividends, loans, or advances. The restricted net assets of subsidiaries amounted to $78,874 as of August 31, 1998. Consolidated retained earnings of $30,332 at August 31, 1998 were restricted as to the payment of dividends.

A stock incentive plan was adopted July 1, 1994 which provides for granting compensatory and non-compensatory options to employees and others. Outstanding options generally vest at 50% two years from grant with the balance five years from grant. The following table summarizes stock option transactions for shares under option and the related weighted average option price:


                                                                         PRICE
                                                            SHARES     PER SHARE
                                                          ----------------------
Balance at August 31, 1995                                    682         $ 14
   Granted                                                    162           11
   Canceled                                                   (56)          14
                                                          ----------------------
Balance at August 31, 1996                                    788           14
   Granted                                                      3           11
   Canceled                                                   (30)          14
                                                          ----------------------
Balance at August 31, 1997                                    761           14
   Granted                                                      3           17
   Exercised                                                  (93)          13
   Canceled                                                   (24)          14
                                                          ----------------------
Balance at August 31, 1998                                    647         $ 14
                                                          ----------------------
                                                          ----------------------

Options outstanding at August 31, 1998 have exercise prices ranging from $11 to $17 per share and have a remaining contractual life of 4.3 years. As of August 31, 1998, options to purchase 290 shares were exercisable and 733 shares were available for grant. Options to purchase 619 and 592 shares were available for grant at August 31, 1997 and 1996.

As discussed in Note 2, the disclosure-only provisions of SFAS No. 123 have been adopted. Accordingly, no compensation cost has been recognized for stock options granted with an exercise price equal to the fair value of the underlying stock on the date of grant. Had compensation costs been determined based on the estimated fair value of the options at the date of grant, the net earnings
(loss) and net earnings (loss) per share for the years ended August 31, 1998, 1997 and 1996 would not have differed materially from the amounts reported.

NOTE 13 -- RELATED PARTY TRANSACTIONS

In July 1996, the remaining 50% of a subsidiary was acquired from an executive officer and director. The purchase price included $500 cash, a $250 note payable bearing interest at 7% due on or before July 2000 and a contingent amount based on the future value of certain operations.

Maintenance, management and other fees received from a related entity under an agreement were $888 for both of the years ended August 31, 1998 and 1997 and $930 for the year ended 1996.

[PHOTO]
HIGHLY SKILLED WELDERS ARE A KEY TO GREENBRIER'S SUCCESS.


       Financial Statements  The Greenbrier Companies 1998 Annual Report     33

A member of the board of directors of a Canadian subsidiary also serves as a director of the company from which the majority of the Canadian subsidiary's steel requirements are acquired.

NOTE 14 -- EMPLOYEE BENEFIT PLANS

Defined contribution plans are available to substantially all U.S. employees. Contributions are based on a percentage of employee contributions and amounted to $649, $737 and $651 for the years ended August 31, 1998, 1997 and 1996.

A defined benefit pension plan is provided for Canadian employees covered by collective bargaining agreements. The plan provides pension benefits based on years of credited service. Contributions to the plan are actuarially determined and are intended to fund the net periodic pension cost. The plan's assets, obligations and pension cost are not material to the consolidated financial statements.

Nonqualified deferred benefit plans exist for certain employees. Expenses resulting from contributions to the plans, which are based on earnings, were $2,393, $845 and $626 for the years ended August 31, 1998, 1997 and 1996.

NOTE 15 -- INCOME TAXES

Components of income tax expense are as follows:


                                      1998              1997             1996
                                 -----------------------------------------------
Current:
   Federal                          $ 13,811          $  4,547         $  5,386
   State                               2,581               284            1,302
   Foreign                             1,468               715               82
                                 -----------------------------------------------
                                      17,860             5,546            6,770
Deferred:
   Federal                              (491)           (1,848)           5,441
   State                              (2,062)              442            1,203
   Foreign                               336               226             --
                                 -----------------------------------------------
                                      (2,217)           (1,180)           6,644
                                 -----------------------------------------------
                                    $ 15,643          $  4,366         $ 13,414
                                 -----------------------------------------------
                                 -----------------------------------------------


Income tax expense is computed at rates different than statutory rates. The reconciliation between effective and statutory tax rates on continuing operations is as follows:


                                            1998            1997           1996
                                           -------------------------------------
Statutory rates                              35.0%          35.0%         35.0%
State income
  taxes, net of
  federal benefit                             4.5            4.8           5.1
Impact of
  foreign taxes                               0.6           (1.8)         (0.2)
Other                                         1.7            1.5          (1.5)
                                           -------------------------------------
                                             41.8%          39.5%         38.4%
                                           -------------------------------------
                                           -------------------------------------


The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:


                                                       1998            1997
                                                   ----------------------------
Deferred tax assets:
   Alternative minimum
   tax credit carryforward                           $ (9,427)       $(18,409)
   Deferred participation                             (18,579)        (16,374)
   Maintenance and
   warranty reserves                                  (11,790)        (12,391)
   Accrued payroll and
   related liabilities                                 (5,352)         (4,479)
   Deferred revenue                                      (566)           (898)
   Inventories and other                               (1,302)         (2,533)
   Net operating loss
   carryforward                                          --            (2,341)
                                                   ----------------------------
                                                      (47,016)        (57,425)
   Valuation allowance                                   --               141
                                                   ----------------------------
                                                      (47,016)        (57,284)
Deferred tax liabilities:
   Accelerated depreciation                            63,709          74,072
   Other                                                2,317           4,406
                                                   ----------------------------
Net deferred tax liability
  attributable to continuing
  operations                                           19,010          21,194
Net deferred tax asset
  attributable to
  discontinued operations                              (7,318)         (7,285)
                                                   ----------------------------
Net deferred tax liability                           $ 11,692        $ 13,909
                                                   ----------------------------
                                                   ----------------------------

The valuation allowance as of August 31, 1997 has been eliminated in 1998 as a result of utilizing Canadian net operating loss carryforwards.


[PHOTO]
TANK CAR IN PRODUCTION AT WAGONYSWIDNICA.


34         The Greenbrier Companies 1998 Annual Report  Financial Statements

NOTE 16 -- SEGMENT INFORMATION

Greenbrier has two reportable segments: manufacturing and leasing and services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Performance is evaluated based on gross profit or loss from operations which is presented on the statements of operations. Intersegment sales and transfers are accounted for as if the sales or transfers were to third parties, that is, at market prices.

The information in the following tables is derived directly from the segments' internal financial reports used for corporate management purposes. Unallocated assets primarily consist of cash, short-term investments and capitalized loan costs.


                                         1998           1997           1996
                                    -------------------------------------------
REVENUE:
Manufacturing                         $ 470,025      $ 408,053      $ 491,080
Leasing & services                      107,147        113,229        119,242
Intersegment sales                      (36,811)       (90,362)       (90,382)
                                    -------------------------------------------
                                      $ 540,361      $ 430,920      $ 519,940
                                    -------------------------------------------
                                    -------------------------------------------
ASSETS:
Manufacturing                         $ 162,907      $ 168,878      $ 179,849
Leasing & services                      298,811        393,891        425,143
Unallocated                              43,771         17,749         10,496
                                    -------------------------------------------
                                      $ 505,489      $ 580,518      $ 615,488
                                    -------------------------------------------
                                    -------------------------------------------
DEPRECIATION AND
AMORTIZATION:
Manufacturing                         $   4,774      $   4,671      $   3,997
Leasing & services                        9,753         23,198         20,898
                                    -------------------------------------------
                                      $  14,527      $  27,869      $  24,895
                                    -------------------------------------------
                                    -------------------------------------------
CAPITAL EXPENDITURES:
Manufacturing                         $  11,887      $  10,173      $   6,690
Leasing & services                       39,314         70,088        122,201
                                    -------------------------------------------
                                      $  51,201      $  80,261      $ 128,891
                                    -------------------------------------------
                                    -------------------------------------------

A portion of the manufacturing operations are located in Canada. The following table summarizes selected geographic information:


                                        1998            1997            1996
                                   ---------------------------------------------
REVENUE:
   United States                     $ 386,064       $ 321,538       $ 345,058
   Canada                              169,335         156,103         208,246
   Sales
     between
     geographic
     areas                             (15,038)        (46,721)        (33,364)
                                   ---------------------------------------------
                                     $ 540,361       $ 430,920       $ 519,940
                                   ---------------------------------------------
                                   ---------------------------------------------
EARNINGS FROM
  CONTINUING OPERATIONS
  BEFORE INCOME TAX
  EXPENSE AND
  MINORITY INTEREST:
   United States                     $  29,740       $   6,298       $  30,212
   Canada                                7,664           4,761           4,685
                                   ---------------------------------------------
                                     $  37,404       $  11,059       $  34,897
                                   ---------------------------------------------
                                   ---------------------------------------------
IDENTIFIABLE ASSETS:
   United States                     $ 452,323       $ 531,500       $ 570,743
   Canada                               53,166          49,018          44,745
                                   ---------------------------------------------
                                     $ 505,489       $ 580,518       $ 615,488
                                   ---------------------------------------------
                                   ---------------------------------------------


NOTE 17 -- CUSTOMER CONCENTRATION

Revenues from the two largest customers were 25% and 16% of total revenues for the year ended August 31, 1998. In 1997, revenues from the two largest customers were 20% and 11% of total revenues. In 1996, revenue from the largest customer was 29% of total revenues. No other customers accounted for more than 10% of total revenues in 1998, 1997 or 1996. Three customers had balances that individually exceeded 10% of accounts receivable and, in total, represented 60% of the consolidated balance at August 31, 1998.

       Financial Statements  The Greenbrier Companies 1998 Annual Report     35

NOTE 18 -- LEASE COMMITMENTS

Lease expense for railcar equipment leased under non-cancelable leases was $4,966, $3,767 and $3,204 for the years ended August 31, 1998, 1997 and 1996.
Aggregate minimum future amounts payable under non-cancelable railcar equipment leases are as follows:

YEAR ENDING AUGUST 31,
   1999                                                              $   5,172
   2000                                                                  4,053
   2001                                                                  3,067
   2002                                                                  2,965
   2003                                                                  2,485
   Thereafter                                                            2,009
                                                                  --------------
                                                                     $  19,751
                                                                  --------------
                                                                  --------------


Operating leases for domestic refurbishment facilities expire at various dates through April 2015. Office space and certain manufacturing and office equipment are rented under operating leases which expire at various dates through June 2001. Rental expense for facilities, office space and equipment was $1,887, $2,652 and $2,023 for the years ended August 31, 1998, 1997 and 1996. Aggregate minimum future amounts payable under non-cancelable operating leases are as follows:

YEAR ENDING AUGUST 31,
   1999                                                              $   1,922
   2000                                                                  1,882
   2001                                                                  1,679
   2002                                                                  1,001
   2003                                                                    645
   Thereafter                                                            1,128
                                                                  --------------
                                                                     $   8,257
                                                                  --------------
                                                                  --------------


NOTE 19 -- COMMITMENTS AND CONTINGENCIES

In 1990 an agreement was entered into for the purchase and refurbishment of over ten thousand used railcars. The agreement includes an option which, under certain conditions, provides for the seller to repurchase the railcars for the original acquisition cost to the company at the date the underlying subordinated notes are due. Should such option be exercised, amounts due under the subordinated notes would be retired from the repurchase proceeds.

The agreement also provides that, under certain conditions, the seller will receive a percentage of operating earnings of a subsidiary, as defined. Amounts accrued are referred to as participation and are included as deferred participation in the Consolidated Balance Sheets. Participation expense related to this and a similar, but smaller, agreement was $7,238, $9,345 and $8,670 for the years ended August 31, 1998, 1997 and 1996. Payment of deferred participation is estimated to be $1,141 in 2000, $2,727 in 2001, $4,421 in 2002 and $11,063 in 2003, with the remaining balance due after 2003.

Forward exchange contracts are entered into to hedge a portion of the risk of foreign currency fluctuations of U.S. dollar denominated accounts receivable resulting from firm commitments for the sale of railcars to be manufactured in Canada. As of August 31, 1998, forward exchange contracts outstanding for the purchase of Canadian dollars were $58,000 maturing at various dates through March 1999. The difference between the contracted rate and the spot rate at August 31, 1998 amounted to $3,600. No credit loss from counterparty non-performance is anticipated.

Environmental studies have been conducted of owned and leased properties which indicate additional investigation and some remediation may be necessary. The outcome of such actions cannot be estimated; however, management believes that any ultimate liability resulting from environmental issues will not materially affect the financial position, results of operations or cash flows of the company. Management believes that its operations adhere to sound environmental practices and applicable laws and regulations.

36         The Greenbrier Companies 1998 Annual Report  Financial Statements

Greenbrier is involved as a defendant in litigation in the ordinary course of business, the outcome of which cannot be predicted with certainty. Litigation has been initiated by former shareholders of Interamerican Logistics Inc. ("Interamerican"), which was acquired in the fall of 1996. The plaintiffs allege that Greenbrier violated the agreements pursuant to which it acquired ownership of Interamerican and seek damages aggregating $4,000 Canadian. Management contends the claim to be without merit and intends to vigorously defend its position. Management believes that any ultimate liability resulting from litigation will not materially affect the financial position, results of operations or cash flows of the company.

Employment agreements, which expire August 31, 2004, with the Chairman and the Chief Executive Officer, provide each with a minimum annual salary and a bonus calculated based on operating results, as defined. The minimum annual aggregate defined payment under the agreements is $720 and the maximum is $2,120.

NOTE 20 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments and the methods and assumptions used to estimate such fair values, are as follows:


                                                             1998
                                                 -----------------------------
                                                    CARRYING      ESTIMATED
                                                     AMOUNT      FAIR VALUE
                                                 -----------------------------
Notes payable and
  subordinated debt                                 $185,808      $188,768
Deferred participation                                45,243        28,580
                                                              1997
                                                 -----------------------------
                                                    CARRYING      ESTIMATED
                                                     AMOUNT      FAIR VALUE
                                                 -----------------------------
Notes payable and
  subordinated debt                                 $239,875      $235,257
Deferred participation                                39,032        24,170


The carrying amount of cash and cash equivalents, restricted cash and investments, accounts and notes receivable, revolving notes and accounts payable and accrued liabilities is a reasonable estimate of fair value of these financial instruments. Estimated rates currently available to the company for debt with similar terms and remaining maturities are used to estimate the fair value of notes payable and subordinated debt. The fair value of deferred participation is estimated by discounting the estimated future cash payments using the company's estimated incremental borrowing rate. The estimated fair value of forward exchange contracts outstanding at August 31, 1998 is approximately $3,600 based on the rates available for contracts with similar maturities.

NOTE 21 -- SUBSEQUENT EVENTS

In September 1998, Greenbrier completed the acquisition of a majority interest in a railcar and specialty container manufacturer located in Swidnica, Poland. Polish investors will maintain a significant ownership interest in the manufacturer. This acquisition establishes a European manufacturing base and is expected to provide access to the European markets, particularly the market in Poland. Initially, the Polish facility is not expected to have a material impact on Greenbrier's overall financial condition or results of operations, and the investment will be funded through existing cash balances.

Also in September 1998, Greenbrier entered into a joint venture to build railroad freight cars at an existing manufacturing facility in Sahagun, Mexico. Each party will maintain a 50% interest in the joint venture. Operations are expected to commence in the first quarter of 1999. Required capital expenditures and working capital needs are expected to be funded by existing operating cash flow and cash balances.

[PHOTO]
SAFETY, QUALITY AND EFFICIENCY ARE PARAMOUNT AT ALL GREENBRIER FACILITIES.


      Financial Statements  The Greenbrier Companies 1998 Annual Report      37

QUARTERLY RESULTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Unaudited operating results by quarter for 1998 and 1997 are as follows(1):

                                         First         Second          Third         Fourth         Total
                                   --------------------------------------------------------------------------
1998
Revenue
   Manufacturing                      $ 114,626     $  104,349     $  129,899    $  102,832     $  451,706
   Leasing and services                  23,584         22,443         20,759        21,869         88,655
                                   --------------------------------------------------------------------------
                                        138,210        126,792        150,658       124,701        540,361

Cost of revenue
   Manufacturing                        106,608         96,580        116,385        90,980        410,553
   Leasing and services                   9,762          8,487          8,169         8,931         35,349
                                   --------------------------------------------------------------------------
                                        116,370        105,067        124,554        99,911        445,902

Margin                                $  21,840     $   21,725     $   26,104    $   24,790     $   94,459
                                   --------------------------------------------------------------------------
                                   --------------------------------------------------------------------------
Net earnings                          $   4,076     $    4,360     $    5,508    $    6,388(3)  $   20,332
                                   --------------------------------------------------------------------------
                                   --------------------------------------------------------------------------
Net earnings per share(2):
   Basic                              $    0.29     $     0.31     $     0.39    $     0.45     $     1.43
                                   --------------------------------------------------------------------------
                                   --------------------------------------------------------------------------
   Diluted                            $    0.29     $     0.30     $     0.38    $     0.44     $     1.42
                                   --------------------------------------------------------------------------
                                   --------------------------------------------------------------------------

1997
Revenue
   Manufacturing                      $ 101,879     $   74,558     $   55,481    $   93,583     $  325,501
   Leasing and services                  25,472         27,777         27,101        25,069        105,419
                                   --------------------------------------------------------------------------
                                        127,351        102,335         82,582       118,652        430,920

Cost of revenue
   Manufacturing                         94,121         68,282         52,084        86,921        301,408
   Leasing and services                  11,303         11,524         11,865        11,625         46,317
                                   --------------------------------------------------------------------------
                                        105,424         79,806         63,949        98,546        347,725

Margin                                $  21,927     $   22,529     $   18,633    $   20,106     $   83,195
                                   --------------------------------------------------------------------------
                                   --------------------------------------------------------------------------
Net earnings (loss)                   $   2,920     $    2,177     $      780    $  (10,048)(4)$    (4,171)
                                   --------------------------------------------------------------------------
                                   --------------------------------------------------------------------------
Net earnings (loss) per share:
   Basic                              $    0.21     $     0.15     $     0.06    $    (0.71)    $    (0.29)
                                   --------------------------------------------------------------------------
                                   --------------------------------------------------------------------------
   Diluted                            $    0.21     $     0.15     $     0.06    $    (0.71)    $    (0.29)
                                   --------------------------------------------------------------------------
                                   --------------------------------------------------------------------------


(1) Certain amounts differ from the amounts reported previously as a result of discontinued operations.
(2) The sum of quarterly earnings per share does not equal annual earnings per share as a result of the computation of quarterly versus annual weighted average shares outstanding more favorably than anticipated.
(3) Net earnings for the fourth quarter of 1998 includes $1,300 resulting from exiting the trailer and container leasing operations more favorably than anticipated.
(4) Net loss for the fourth quarter of 1997 resulted from the write-down of investments in third-party transportation logistics and vehicle transportation equipment, coupled with exit costs related to trailer and container leasing operations.

[PHOTO]
MILL GONDOLAS WILL BE PRODUCED IN SAHAGUN, MEXICO.

38                    The Greenbrier Companies 1998 Annual Report

INVESTOR INFORMATION


CORPORATE OFFICES:

The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035
(503) 684-7000

ANNUAL STOCKHOLDERS' MEETING:

January 12, 1999, 2:00 p.m.
Benson Hotel
309 SW Broadway
Portland, Oregon

FINANCIAL INFORMATION:

Requests for copies of this annual report and other financial information should be made to:
Investor Relations
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035

LEGAL COUNSEL:

Tonkon Torp LLP
Portland, Oregon

INDEPENDENT AUDITORS:

Deloitte & Touche LLP
Portland, Oregon

TRANSFER AGENT:

First Chicago Trust Company of New York
525 Washington Boulevard, 7th Floor
Jersey City, New Jersey 07303

Greenbrier's Transfer Agent maintains stockholder records, issues stock certificates and distributes dividends. Requests concerning these matters should be directed to First Chicago Trust Company of New York.

STOCKHOLDER INQUIRIES:

Please contact Mark Rittenbaum, Investor Relations (503) 684-7000

COMMON STOCK:

Greenbrier's common stock has been traded on the New York Stock Exchange under the symbol GBX since July 14, 1994. There were approximately 350 holders of record of common stock as of October 31, 1998. The following table shows the reported high and low sales price of Greenbrier's common stock on the New York Stock Exchange.


                                                       HIGH      LOW
                                                 ------------------------
1998
Fourth quarter                                     $  18.50    $   14.75
Third quarter                                      $  19.00    $   15.75
Second quarter                                     $  18.38    $   15.25
First quarter                                      $  18.00    $   13.00

1997
Fourth quarter                                     $  13.38    $   10.50
Third quarter                                      $  12.13    $    8.25
Second quarter                                     $  11.63    $    9.38
First quarter                                      $  11.88    $    7.75

Cash dividends of $.06 per share have been paid quarterly on the common stock since December 1994. There is no assurance as to future dividends as they are dependent upon future earnings, capital requirements and financial condition.

[GRAPH]
STOCK PRICES (PER SHARE)
- HIGH
- LOW



                  s The Greenbrier Companies 1998 Annual Report              39