Form 10-K405, Exhibit 13
period 1999-08-31
GREENBRIER COMPANIES INC
filed 1999-11-24
CIK 923120

TABLE OF CONTENTS


Selected Financial Information                                                    22

Management's Discussion and Analysis of
Results of Operations and Financial Condition                                     23

Reports of Management and Independent Auditors                                    28

Consolidated Balance Sheets                                                       29

Consolidated Statements of Operations                                             30

Consolidated Statements of Stockholders' Equity
and Comprehensive Income (Loss)                                                   31

Consolidated Statements of Cash Flows                                             32

Notes to Consolidated Financial Statements                                        33

Quarterly Results of Operations                                                   42

Directors & Officers                                                              43

Investor Information                                                              44

Locations                                                                         45


[PHOTOS]

TTX EXCELLENT SUPPLIER AWARDS FOR FREIGHT CAR MANUFACTURING; TRENTONWORKS' FIRST AWARD AND GUNDERSON'S EIGHT CONSECUTIVE AWARDS. IN ADDITION, WHEEL SERVICES HAS RECEIVED THIS AWARD FOR SEVEN CONSECUTIVE YEARS.


The Greenbrier Companies                                  1999 Annual Report 21

                          SELECTED FINANCIAL INFORMATION
                              YEARS ENDED AUGUST 31


(IN THOUSANDS, EXCEPT PER SHARE DATA)                       1999           1998          1997           1996           1995
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Revenue:
   Manufacturing                                         $  520,311    $   451,706    $  325,501     $  421,456    $   295,216
   Leasing and services                                      98,225         88,655       105,419         98,484         92,510
----------------------------------------------------------------------------------------------------------------------------------

                                                         $  618,536    $   540,361    $  430,920     $  519,940    $   387,726
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations                      $   20,419(1) $    20,332(2) $    6,021(3)  $   18,613    $    16,665
Discontinued operations:
   Loss on operations                                            --             --        (2,512)          (338)            --
   Estimated loss on disposal                                    --             --        (7,680)            --             --
Extraordinary charge related to
  debt refinancing                                             (938)            --            --             --             --
----------------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                      $   19,481    $    20,332    $   (4,171)    $   18,275    $    16,665
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Basic earnings per share:
   Continuing operations                                 $     1.44    $      1.43    $     0.43     $     1.31    $     1.18
   Net earnings (loss)                                   $     1.37    $      1.43    $    (0.29)    $     1.29    $     1.18
 Diluted earnings per share:
   Continuing operations                                 $     1.43    $      1.42    $     0.43     $     1.31    $     1.17
   Net earnings (loss)                                   $     1.36    $      1.42    $    (0.29)    $     1.29    $     1.17
----------------------------------------------------------------------------------------------------------------------------------

Weighted average shares outstanding:
   Basic                                                     14,254         14,203        14,160         14,160         14,160
   Diluted                                                   14,294         14,346        14,160         14,170         14,230
Cash dividends paid per share                            $     0.39(4) $      0.24    $     0.24     $     0.24    $      0.24

BALANCE SHEET DATA
Assets:
   Cash(5)                                               $   77,796    $    57,909    $   21,744     $   12,483    $    14,014
   Inventories                                               92,495         79,849       151,591         90,448         99,839
   Leased equipment(6)                                      236,410        256,509       284,541        364,701        327,063
   All other                                                144,015        111,222       122,642        147,856         91,473
----------------------------------------------------------------------------------------------------------------------------------
                                                         $  550,716    $   505,489    $  580,518     $  615,488    $   532,389
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Debt:
   Revolving                                             $    3,783    $        --    $   57,709     $   27,814    $    27,313
   Term                                                     161,401        147,876       201,786        216,278        190,754
----------------------------------------------------------------------------------------------------------------------------------

                                                         $  165,184    $   147,876    $  259,495     $  244,092    $   218,067
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Capital base:
   Subordinated debt                                     $   37,788    $    37,932    $   38,089     $   44,554    $    37,762
   Minority interest                                         14,034          9,783        18,183         38,154         38,040
   Stockholders' equity                                     134,163        121,370       103,969        111,567         96,818
----------------------------------------------------------------------------------------------------------------------------------

                                                         $  185,985    $   169,085    $  160,241     $  194,275    $   172,620
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

(1) Includes earnings of $1,119, attributable to prior years, resulting from the resolution of certain matters on a leasing contract that began in 1990
(2) Includes a gain of $1,305 resulting from exiting the trailer and container leasing operation more favorably than anticipated
(3) Includes $4,842 of special charges related to an adjustment to the carrying value of vehicle transportation equipment and the divestiture of the trailer and container lease fleet
(4) Includes regular dividend of $.27 per share and special dividend of $.12 per share
(5) Includes restricted cash and investments
(6) Includes both operating and direct finance leases

22 1999 Annual Report                                  The Greenbrier Companies

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

Greenbrier currently operates in two primary business segments: manufacturing, and leasing and services. The two business segments are operationally integrated. With operations in North America and Europe, the manufacturing segment produces double-stack intermodal railcars, conventional railcars, marine vessels and forged steel products and performs railcar refurbishment and maintenance activities, a portion of which is for the leasing operation. The leasing and services segment owns or manages a fleet of approximately 33,000 railcars for railroads, institutional investors and other leasing companies.

Railcars are generally manufactured under firm orders from third parties, and revenue is recognized when the cars are completed and accepted by the customer. From time to time Greenbrier commits to manufacture railcars prior to receipt of firm orders to maintain continuity of manufacturing operations and may also build railcars for its own lease fleet. Revenues do not include sales of new railcars to, or refurbishment services performed for, the leasing operation since intercompany transactions are eliminated in preparing the consolidated financial statements. The margin generated from such sales or refurbishment activity is realized by the leasing segment over the related life of the asset or upon sale of the equipment.

OVERVIEW

Total revenues for 1999 reached a record $619 million, an increase of 14% from 1998 revenues of $540 million. An acquisition completed in early 1999 added revenues of $20 million. The remaining increase in revenues of $59 million or 11% is due primarily to a manufacturing product mix with a higher unit sales value and the resolution of certain matters on a leasing contract that began in 1990.

Earnings from continuing operations for 1999 also reached record levels, totaling $20.4 million, a slight increase from 1998 earnings of $20.3 million. In 1999, an after-tax extraordinary charge of $938 thousand, or $.07 per diluted share, resulted from refinancing of $22 million of notes payable. Net earnings of $19.5 million, or $1.36 per diluted share, for 1999 compares to net earnings of $20.3 million, or $1.42 per diluted share, for 1998.

EXPANSION AND ACQUISITIONS

In September 1998, Greenbrier acquired a 60% interest in a railcar manufacturer located in Swidnica, Poland. In August 1999, the company increased its ownership interest to 84%. The acquisition was accounted for by the purchase method, and operating results are included in the consolidated financial statements. Net losses from the European operations, which include the Polish facility and related sales and marketing costs, were $4.1 million in 1999.

Also in September 1998, Greenbrier entered into a joint venture with Bombardier Transportation to build railroad freight cars at Bombardier's existing manufacturing facility in Mexico. Each party holds a 50% non-controlling interest in the joint venture, and therefore Greenbrier's investment is being accounted for using the equity method. Greenbrier's share of operating results is included in consolidated net income as equity in unconsolidated subsidiary.

In February 1998, the unaffiliated investors' minority interest in the automobile transportation business was acquired for $8 million through the use of restricted cash. In 1997, a minority investor's interest in the trailer and container operation was acquired for $16 million utilizing operating cash flow and available lines of credit.

[PHOTO]

BOXCARS ARE CUSTOM-BUILT TO MEET CUSTOMER REQUIREMENTS.



The Greenbrier Companies                                  1999 Annual Report 23

TOTAL REVENUE
(IN MILLIONS)

[CHART]



RAILCAR
DELIVERIES

[CHART]



DISCONTINUED OPERATIONS AND DIVESTITURES

A plan was adopted in 1997 to discontinue the transportation logistics segment, as well as to sell the trailer and container leasing operation, in order to focus on core railcar operations.

The divestiture of the logistics segment was accounted for as a discontinued operation. Accordingly, the results of logistics operations were excluded from continuing operations in the consolidated statements of operations for all applicable periods. An estimated loss on disposal of approximately $13 million ($7.7 million net of income taxes), which included an adjustment of assets to market value, estimated closedown expenses and anticipated operating losses through final disposal, was included in the 1997 consolidated statements of operations. In 1998, the disposition of the operating assets was concluded. The adequacy of the remaining reserve will not be known until certain litigation is resolved.

A portion of the trailer and container fleet was sold in 1997. In 1998, the sale of the remaining trailer and container fleet was completed. The aggregate proceeds from all of the sales amounted to approximately $86 million. Trailer and container leasing operations were included in leasing and services continuing operations until disposition.

RESULTS OF OPERATIONS

MANUFACTURING

Manufacturing revenues result from new railcar, marine, forge, refurbishment and maintenance activities. New railcar delivery and backlog information disclosed herein includes all facilities, including the joint venture in Mexico that is accounted for by the equity method.

Manufacturing revenues were $520 million, $452 million and $326 million for the years ended 1999, 1998 and 1997. Manufacturing revenues increased $68 million or 15% in 1999 from 1998 as market demand for freight cars remained strong, and the product mix shifted to units with a higher sales value. The Polish manufacturing operations also contributed to this increase. Strong market demand as well as a rebound in the intermodal transportation industry provided increased revenues in 1998 over 1997. New railcar deliveries were 8,900 in 1999, 7,800 in 1998 and 4,500 in 1997.

As of August 31, 1999, the backlog of new railcars to be manufactured for sale and lease at all facilities was approximately 4,000 railcars with an estimated value of $271 million compared to 6,200 railcars valued at $375 million as of August 31, 1998. While the number of railcars in backlog has declined due to a less robust market in the latter half of 1999, the value per railcar has increased due to a change in product mix. In the two months subsequent to year end, additional orders for over 1,400 new railcars valued at approximately $98 million were received.

Manufacturing gross margin of 12% in 1999 compares favorably to 9% in 1998 and 7% in 1997, reflecting overall improved operational efficiencies, a temporary reduction in certain material costs for the North American operations and the benefit of stronger market demand for railcars since 1997. The factors influencing cost of revenue and gross margin in a given period include order size (which affects economies of plant utilization), product mix, changes in manufacturing costs, product pricing and currency exchange rates.

LEASING AND SERVICES

Leasing and services revenues were $98 million, $89 million and $105 million for the years ended 1999, 1998 and 1997. The $9 million or 11% increase in revenues in 1999 as compared to 1998 is primarily due to the resolution of certain matters on a leasing contract that began in 1990. A multi-year maintenance agreement that began in December 1998 also contributed to the increase in revenues. These increases were somewhat offset by lower gains on sales as compared to 1998. The sale of the trailer and container fleet in October 1997 was the primary reason for a $17 million or 16% decrease in revenue in 1998 as compared to 1997.

Pre-tax earnings realized on the disposition of leased equipment amounted to $6 million during 1999 compared to $9 million in 1998 and $7 million in 1997. Assets from Greenbrier's lease fleet are periodically sold in the normal course of business in order to take advantage of market conditions, manage risk and maintain liquidity.

Leasing and services operating margin as a percentage of revenue was 50% in 1999, compared to 60% in 1998 and 56% in 1997. The lower margin in 1999 was primarily due to a sharing arrangement related to the resolution of matters associated with the leasing contract discussed above. Lower gains on sales of leased equipment and the lower margin maintenance agreement that began in December 1998 also impacted the 1999 operating margin. The

24 1999 Annual Report                                  The Greenbrier Companies
higher margin in 1998 compared to 1997 resulted primarily from the sale of the trailer and container leasing assets that generally operated at a lower margin than the railcar leasing assets.

OTHER COSTS

Selling and administrative expense was $51 million, $37 million and $35 million in 1999, 1998 and 1997. As a percentage of revenue, selling and administrative expense remained relatively consistent at 8%, 7% and 8% in 1999, 1998 and 1997. The increase in 1999 compared to 1998 is primarily due to increased international activity and employee-related costs.

Interest expense declined $2 million to $19 million in 1999 as compared to $21 million in 1998 due to more favorable interest rates on refinanced leasing term debt and greater liquidity. Interest expense decreased $6 million in 1998 from $27 million in 1997 as equipment sales and improved earnings contributed to increased liquidity and lower debt balances.

Special charges -- leasing and services in 1997 represented a $7 million adjustment to write down the carrying value of vehicle transportation equipment to its anticipated net realizable value and anticipated costs associated with the divestiture of the trailer and container leasing operations. The sale of the trailer and container fleet was completed in 1998, and the results associated with the sale of the operations were more favorable than originally anticipated, resulting in a $2 million benefit in 1998.

Income tax expense for all periods presented represents an effective tax rate of 42% on U.S. operations and varying effective tax rates on foreign operations. The consolidated effective tax rate of 48% in the current period is a result of European operating losses for which no tax benefit has been recognized. The consolidated effective tax rate for 1998 and 1997 was 42% and 39%. In 1997, the effective tax rate was reduced by the utilization of Canadian operating loss carryforwards.

The increase in minority interest reflects the improved contribution from the Canadian operation offset by the effects of European operating losses in 1999 and the acquisitions of minority investors' ownership interests since 1997.

LIQUIDITY AND CAPITAL RESOURCES

Greenbrier's growth has been financed through cash generated from operations, borrowings from banks and other financial institutions, issuance of subordinated debt and capital from minority investors.

Overall liquidity has improved as a result of strong operating results and the sale of leasing assets. In addition, a net $13 million of new financing was received in 1999 in conjunction with the refinancing of $22 million of term notes payable and the addition of manufacturing debt. As a result, cash and restricted cash increased $20 million to $78 million even as the company invested almost $71 million in capital improvements, including additions to the railcar lease fleet in 1999.

Credit facilities aggregated $134 million as of August 31, 1999, as compared to $120 million as of August 31, 1998. A $60 million revolving line of credit is available through May 2001 to provide working capital and interim financing of equipment for the leasing and services operations. A $40 million operating line of credit to be used for working capital is available through February 2002 for U.S. manufacturing operations. A $20 million (at the August 31, 1999 exchange rate) operating line of credit is available through March 2000 for working capital for Canadian manufacturing operations. Operating lines of credit totaling $4 million (at the August 31, 1999 exchange rate) are available through May 2000 for working capital for Polish manufacturing operations. Advances under the revolving and operating lines of credit bear interest at rates which vary depending on the type of borrowing and certain defined ratios. An additional $7 million, five-year term loan facility and $3 million lease facility are available through March 2000 for Canadian capital expenditures. At August 31, 1999, almost $4 million was outstanding under the Polish operating lines and $6 million was outstanding under the term loan facility. No borrowings were outstanding under the revolving line, the lease facility or the U.S. or Canadian manufacturing operating lines.

Capital expenditures totaled $71 million, $51 million, and $80 million in 1999, 1998, and 1997. Of these capital expenditures, approximately $48 million, $39 million, and $70 million in 1999, 1998, and 1997 were attributable to leasing and services operations. Leasing and services capital expenditures for 2000 are expected to be approximately $45 million. Greenbrier regularly sells assets from its lease fleet, some of which may have been purchased within the current year and included in capital expenditures.


CASH
(IN MILLIONS)

[CHART]



The Greenbrier Companies                                  1999 Annual Report 25

CAPITAL EXPENDITURES

(IN MILLIONS)


[CHART]


Approximately $23 million, $12 million, and $10 million of the total capital expenditures for 1999, 1998 and 1997 were attributable to manufacturing operations. Capital expenditures for manufacturing additions are expected to be approximately $15 million in 2000 and will include plant improvements and equipment acquisitions to further increase capacity, enhance efficiencies and allow for the production of new products.

Foreign operations give rise to market risks from changes in foreign currency exchange rates. Greenbrier utilizes foreign currency forward exchange contracts with established financial institutions to hedge a portion of that risk. No provision has been made for credit loss due to counterparty non-performance.

At August 31, 1999, forward exchange contracts for the purchase of Canadian dollars aggregated $76 million, contracts for the sale of Polish zloties aggregated $4 million and contracts for the sale of German Deutschemarks aggregated $2 million at the August 31, 1999 exchange rates. These contracts mature at various dates through July 2000. At August 31, 1999, gains and losses of approximately $115 thousand and $288 thousand on such contracts have been deferred and will be recognized in income concurrent with the hedged transaction.

A quarterly dividend of $.09 per share was declared in November 1999, to be paid in December. In July 1999, the dividend rate was increased to $.09 from the $.06 per share that had been paid quarterly since 1995. In addition, a special one-time dividend of $.12 per share was paid in August 1999. Future dividends are dependent upon earnings, capital requirements and financial condition.

Certain loan covenants restrict the transfer of funds from subsidiaries to the parent company in the form of cash dividends, loans, or advances. The restricted net assets of subsidiaries amounted to $91 million as of August 31, 1999. Consolidated retained earnings of $20 million at August 31, 1999 were restricted as to the payment of dividends. Management expects existing funds and cash generated from operations, together with borrowings under existing credit facilities and long term financing, to be sufficient to fund dividends, working capital needs, planned capital expenditures, acquisitions and expected debt repayments.

Year 2000

The "Year 2000" issue refers to computer programs that use two rather than four digits to define a given year and which therefore might read a date using "00" as the year 1900 rather than the year 2000. This could result in the computer failing to perform or performing incorrect computations in programs that have date-sensitive software. A variety of computer systems, applications and automated equipment are utilized in daily operations and may be affected by the Year 2000 issue.

Greenbrier developed a Year 2000 readiness plan that assessed the impact of the Year 2000 issue on both information systems and embedded manufacturing control technology. An audit of the Year 2000 readiness plan was performed by an outside consultant who has concluded that all issues identified in the preliminary audit have been addressed. Greenbrier has developed a remediation plan for mission-critical systems. These systems include manufacturing equipment and internal computer systems supporting the manufacturing and railcar leasing and services operations. Greenbrier is working with equipment manufacturers to obtain Year 2000 certification. Systems and embedded technology not already Year 2000 compliant have been corrected or replaced. As part of ongoing equipment replacement programs, non-compliant computers are being replaced in advance of any key Year 2000 processing dates and non-compliant software is being corrected or replaced. Greenbrier's internal remediation efforts and readiness are more than 95% complete.

Greenbrier has key relationships with a number of vendors and suppliers, including banks and other providers of goods and services. The company has determined that not all of the vendors and suppliers are Year 2000 compliant. Reliance on single source vendor suppliers, however, is

26 1999 Annual Report                                  The Greenbrier Companies
minimal, and the company seeks to limit sole source supply relationships. The company could be adversely impacted if its suppliers and vendors do not make necessary changes to their own systems and products successfully or timely.
To date, critical vendor and supplier assessment is materially complete.

Costs to be incurred in responding to Year 2000 computer system deficiencies, together with the cost of any required modifications to the company's systems, beyond ongoing hardware replacements and software upgrades performed in the normal course of business, cannot be accurately estimated at this time. Costs incurred to date in assessing and remediating Year 2000 issues have aggregated approximately $1.2 million. Internal costs incurred in responding to the Year 2000 issue are not separately tracked. Such costs are principally payroll-related costs.

Contingency plans have been developed for continued operations without, or with reduced functionality of, mission-critical systems and suppliers. Activation of these plans, if necessary, may result in reduced capabilities, restricted access to data, slower business processes and delayed product delivery.

If the elements of Greenbrier's plan to address the Year 2000 issue are not implemented successfully or timely, at a minimum, more time will be devoted to the process and additional costs may be incurred. In addition, significant disruption to operations, including slowing the manufacturing process, resulting in potential revenue loss and increased costs, could result, particularly if critical suppliers are impacted by Year 2000 non-compliance. Any of these eventualities could have a material adverse effect on the financial position, results of operations or cash flows of the company.

Prospective Accounting Changes

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires that all derivatives be recognized as either assets or liabilities measured at fair value. Adoption of SFAS No. 133 is currently proposed to be effective for the company's fiscal year beginning September 1, 2000. Greenbrier is currently evaluating the effect of this statement.

Forward-Looking Information

From time to time, Greenbrier or its representatives have made or may make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements as to expectations, beliefs and strategies regarding the future. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by the company with the Securities and Exchange Commission. The following are among the factors that could cause actual results or outcomes to differ materially from the forward-looking statements: general political, regulatory or economic conditions; changes in interest rates; business conditions and growth in the surface transportation industry, both domestic and international; currency and other risks associated with international operations; shifts in market demand; a delay or failure of acquisitions, products or services to compete successfully; changes in product mix and the mix between manufacturing and leasing and services revenue; labor disputes or operating difficulties which might disrupt manufacturing operations or the flow of cargo; competitive factors, including increased competition, new product offerings by competitors and price pressures; actual future costs and availability of materials and a trained workforce; production difficulties and product delivery delays in the future as a result of, among other matters, changing process technologies and increasing production; lower than expected customer orders; the ability to consummate expected sales; delays in receipt of orders or cancellation of orders; financial condition of principal customers; and the impact of Year 2000 compliance by the company or by its customers, suppliers or service partners. Any forward-looking statements should be considered in light of these factors.

[PHOTO]

TANK CARS FOR TRANSPORTING LIQUID PETROLEUM GAS AND LIGHT OIL PRODUCTS ARE MANUFACTURED IN EUROPE AT WAGONYSWIDNICA.

The Greenbrier Companies                                  1999 Annual Report 27

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


WILLIAM A. FURMAN          LARRY G. BRADY
President                  Senior Vice President
Chief Executive            Chief Financial
  Officer                    Officer



INDEPENDENT AUDITORS' REPORT
Board of Directors and Stockholders
The Greenbrier Companies, Inc.

We have audited the accompanying consolidated balance sheets of The Greenbrier Companies, Inc. and Subsidiaries as of August 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended August 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Greenbrier Companies, Inc. and Subsidiaries as of August 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1999, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Portland, Oregon
October 25, 1999

28 1999 Annual Report                                  The Greenbrier Companies

                          CONSOLIDATED BALANCE SHEETS
                                    AUGUST 31


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                                 1999           1998
-----------------------------------------------------------------------------------------------------------------------------------

ASSETS
   Cash and cash equivalents                                                                        $    77,161    $    41,912
   Restricted cash and investments                                                                          635         15,997
   Accounts and notes receivable                                                                         47,514         47,537
   Inventories                                                                                           92,495         79,849
   Investment in direct finance leases                                                                  143,185        160,940
   Equipment on operating leases                                                                         93,225         95,569
   Property, plant and equipment                                                                         69,316         49,452
   Other                                                                                                 27,185         14,233
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $   550,716    $   505,489
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
   Revolving notes                                                                                  $     3,783    $        --
   Accounts payable and accrued liabilities                                                             131,474        132,121
   Deferred participation                                                                                50,439         45,243
   Deferred income taxes                                                                                 17,634         11,164
   Notes payable                                                                                        161,401        147,876

   Subordinated debt                                                                                     37,788         37,932

   Minority interest                                                                                     14,034          9,783

   Commitments and contingencies (Notes 4, 20 & 21)

   Stockholders' equity:
      Preferred stock -- $0.001 par value; 25,000 shares
        authorized; none outstanding                                                                         --             --
      Common stock-- $0.001 par value; 50,000 shares
        authorized; 14,255 and 14,253 outstanding
        at August 31, 1999 and 1998                                                                          14             14
      Additional paid-in capital                                                                         50,495         50,416
      Retained earnings                                                                                  85,534         71,612
      Accumulated other comprehensive loss                                                               (1,880)          (672)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        134,163        121,370
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $   550,716    $   505,489
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

The Greenbrier Companies                                  1999 Annual Report 29

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                              YEARS ENDED AUGUST 31


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                1999            1998           1997
----------------------------------------------------------------------------------------------------------------------------------
REVENUE
   Manufacturing                                                                    $   520,311    $   451,706     $   325,501
   Leasing and services                                                                  98,225         88,655         105,419
----------------------------------------------------------------------------------------------------------------------------------

                                                                                        618,536        540,361         430,920

COST OF REVENUE
   Manufacturing                                                                        456,122        411,655         302,891
   Leasing and services                                                                  48,682         35,349          46,317
----------------------------------------------------------------------------------------------------------------------------------

                                                                                        504,804        447,004         349,208

MARGIN                                                                                  113,732         93,357          81,712

OTHER COSTS
   Selling and administrative expense                                                    51,061         37,270          35,248
   Interest expense                                                                      19,048         20,933          27,057
   Special charges-- leasing and services                                                    --         (2,250)          8,348
----------------------------------------------------------------------------------------------------------------------------------

                                                                                         70,109         55,953          70,653

Earnings before income tax expense, minority
  interest and equity in unconsolidated subsidiary                                       43,623         37,404          11,059

Income tax expense                                                                      (20,979)       (15,643)         (4,366)
----------------------------------------------------------------------------------------------------------------------------------

Earnings before minority interest and
  equity in unconsolidated subsidiary                                                    22,644         21,761           6,693

Minority interest                                                                        (3,045)        (1,429)           (672)

Equity in unconsolidated subsidiary                                                         820             --              --
----------------------------------------------------------------------------------------------------------------------------------

EARNINGS FROM CONTINUING OPERATIONS                                                      20,419         20,332           6,021

Discontinued operations:
   Loss on operations (net of $1,784 tax benefit)                                            --             --          (2,512)
   Estimated loss on disposal (net of $5,120 tax benefit)                                    --             --          (7,680)

Extraordinary charge (net of $680 tax benefit)                                             (938)            --              --
----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                                 $    19,481    $    20,332     $    (4,171)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

BASIC EARNINGS PER SHARE:
   Continuing operations                                                            $      1.44    $     1.43      $     0.43
   Discontinued operations                                                                   --             --          (0.72)
   Extraordinary charge                                                                   (0.07)            --              --
----------------------------------------------------------------------------------------------------------------------------------
   Net earnings (loss)                                                              $      1.37    $     1.43      $    (0.29)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:
   Continuing operations                                                            $      1.43    $     1.42      $     0.43
   Discontinued operations                                                                   --             --          (0.72)
   Extraordinary charge                                                                   (0.07)            --              --
----------------------------------------------------------------------------------------------------------------------------------
   Net earnings (loss)                                                              $      1.36    $     1.42      $    (0.29)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE SHARES OUTSTANDING:
   Basic                                                                                 14,254         14,203          14,160
   Diluted                                                                               14,294         14,346          14,160

The accompanying notes are an integral part of these statements.

30 1999 Annual Report                                  The Greenbrier Companies

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND
                          COMPREHENSIVE INCOME (LOSS)


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                           COMMON STOCK         ADDITIONAL      ACCUMULATED        OTHER               TOTAL
                                        ----------------          PAID-IN        RETAINED       COMPREHENSIVE       STOCKHOLDERS'
                                        SHARES    AMOUNT          CAPITAL        EARNINGS       INCOME (LOSS)          EQUITY
----------------------------------------------------------------------------------------------------------------------------------
 BALANCE, AUGUST 31, 1996                14,160    $    14      $    49,079   $    62,259      $       215         $   111,567
   Net loss                                 --         --               --        (4,171)              --              (4,171)
   Translation adjustment
    (net of $66 tax benefit)                --         --               --            --              (84)                (84)
                                                                                                                ------------------
      Comprehensive loss                                                                                               (4,255)
   Compensation relating
    to non-qualified stock
    option plan                             --         --               56            --               --                  56
   Cash dividends
    ($.24 per share)                        --         --               --        (3,399)              --              (3,399)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1997                14,160         14           49,135        54,689              131             103,969
   Net earnings                             --         --               --        20,332               --              20,332
   Translation adjustment
    (net of $631 tax benefit)               --         --               --            --             (803)               (803)
                                                                                                                ------------------
      Comprehensive income                                                                                             19,529
   Stock options exercised                  93         --            1,221            --               --               1,221
   Compensation relating
    to non-qualified stock
    option plan                             --         --               60            --               --                  60
   Cash dividends
    ($.24 per share)                        --         --               --        (3,409)              --              (3,409)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1998                14,253         14           50,416        71,612             (672)            121,370
   Net earnings                             --         --               --        19,481               --              19,481
   Translation adjustment
    (net of $214 tax expense)               --         --               --            --           (1,208)             (1,208)
                                                                                                                ------------------
      Comprehensive income                                                                                             18,273
   Stock options exercised                   2         --               29            --               --                  29
   Compensation relating
     to non-qualified stock
     option plan                            --         --               50            --               --                  50
   Cash dividends
     ($.39 per share)                       --         --               --        (5,559)              --              (5,559)
----------------------------------------------------------------------------------------------------------------------------------

BALANCE, AUGUST 31, 1999                14,255    $    14      $    50,495   $    85,534      $    (1,880)        $   134,163
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

The Greenbrier Companies                                  1999 Annual Report 31

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                              YEARS ENDED AUGUST 31

(IN THOUSANDS)                                                                            1999            1998           1997
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net earnings (loss)                                                              $    19,481    $    20,332     $    (4,171)
   Adjustments to reconcile net earnings (loss) to
     net cash provided by operating activities:
      Extraordinary charge                                                                  938             --              --
      Deferred income taxes                                                               6,470         (2,217)         (8,217)
      Deferred participation                                                              5,196          6,211           6,716
      Depreciation and amortization                                                      16,477         14,527          27,869
      Discontinued operations                                                                --             --           9,300
      Special charges                                                                        --         (2,250)          8,348
      Gain on sales of equipment                                                         (5,887)        (9,994)         (9,815)
      Other                                                                               5,879          1,537          (1,035)
   Decrease (increase) in assets:
      Accounts and notes receivable                                                      (2,713)        13,197          16,504
      Inventories                                                                        (3,608)        10,110         (11,244)
      Prepaid expenses and other                                                           (879)         1,910          (6,074)
   Increase (decrease) in liabilities:
      Accounts payable and accrued liabilities                                           (2,961)        22,509          (9,619)
----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                             38,393         75,872          18,562

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition, net of cash acquired                                                    (11,702)            --              --
   Principal payments received under direct
     finance leases                                                                      16,729         15,102          11,226
   Investment in direct finance leases                                                     (446)          (856)        (11,856)
   Proceeds from sales of equipment                                                      39,903        117,945          58,081
   Purchase of property and equipment                                                   (70,531)       (50,345)        (64,381)
   Use of (investment in) restricted cash and investments                                15,362         (8,637)           (960)
----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) investing activities                                  (10,685)        73,209          (7,890)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from borrowings                                                              60,029         13,157          47,479
   Repayments of borrowings                                                             (46,958)      (124,750)        (30,118)
   Dividends                                                                             (5,559)        (3,409)         (3,399)
   Purchase of minority interest                                                             --         (7,772)        (16,333)
   Proceeds from stock options                                                               29          1,221              --
----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                                    7,541       (121,553)         (2,371)
----------------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                                    35,249         27,528           8,301

Cash and cash equivalents
   Beginning of period                                                                   41,912         14,384           6,083
----------------------------------------------------------------------------------------------------------------------------------
   End of period                                                                    $    77,161    $    41,912     $    14,384
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
      Interest                                                                      $    16,637    $    20,526     $    27,451
      Income taxes                                                                        9,150         13,626           2,914

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
   Purchase of minority interest                                                    $        --    $     1,580     $     2,044
   Repayment of borrowings through return of
     railcars held for sale or refurbishment                                                 --             96          11,574
   Equipment obtained through borrowings                                                     --             --           4,024

The accompanying notes are an integral part of these statements.

32 1999 Annual Report                                  The Greenbrier Companies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended August 31, 1999
(In thousands, except per share amounts)

NOTE 1 -- NATURE OF OPERATIONS

The Greenbrier Companies, Inc. and Subsidiaries ("Greenbrier" or the "company") currently operates in two primary business segments: manufacturing, and leasing and services. The two business segments are operationally integrated. The manufacturing segment produces double-stack intermodal and conventional railcars, marine vessels and forged steel products and performs railcar refurbishment and maintenance activities, a portion of which is for the leasing operation. The leasing and services segment owns or manages a fleet of approximately 33,000 railcars for railroads, institutional investors and other leasing companies.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION -- The financial statements include the accounts of the company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated upon consolidation. Investments in and advances to a joint venture in which the company has a 50% ownership interest are accounted for by the equity method and included in other assets.

The financial statements and transactions of the company's foreign subsidiaries are maintained in their functional currency and translated into U.S. dollars for purposes of consolidation. Translation adjustments are accumulated as a separate component of stockholders' equity and comprehensive income (loss).

CASH AND INVESTMENTS -- Cash is temporarily invested primarily in bankers' acceptances, U.S. Treasury bills, commercial paper and money market funds. Restricted cash and investments may only be used for equipment acquisitions in accordance with loan agreements. All highly-liquid investments with a maturity of six months or less are considered cash equivalents.

INVENTORIES -- Inventories are valued at the lower of cost (first-in, first-out) or market. Work-in-process includes material, labor and overhead. Assets held for sale or refurbishment include railcars, carried at cost, that will either be sold or refurbished and placed on lease.

EQUIPMENT ON OPERATING LEASES -- Equipment on operating leases is stated at cost. Depreciation to estimated salvage value is provided on the straight-line method over the estimated useful lives of up to twenty-five years.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is stated at cost. Depreciation is provided on the straight-line method over estimated useful lives of three to twenty years.

OTHER ASSETS -- Loan fees are capitalized and amortized as interest expense over the life of the related borrowings. Goodwill is generally amortized over twelve years using the straight-line method.

MAINTENANCE AND WARRANTY RESERVES -- Maintenance reserves are estimated and provided over the term of the underlying lease agreement. Warranty reserves are estimated and charged to operations.

INCOME TAXES -- The liability method is used to account for income taxes. Deferred income taxes are provided for the temporary effects of differences in the recognition of revenues and expenses for financial statement and income tax reporting purposes.

MINORITY INTEREST -- Minority interest represents unaffiliated investors' capital investment and interest in the undistributed earnings and losses of consolidated entities.

COMPREHENSIVE INCOME -- Effective September 1, 1998, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires presentation of comprehensive income (net income plus all other changes in net assets from non-owner sources) and its components in the financial statements; however, the adoption of this statement had no impact on the results of operations. The company has changed the format of the consolidated statements of stockholders' equity to present comprehensive income.

REVENUE RECOGNITION -- Revenue from manufacturing operations is recognized at the time products are completed and accepted by unaffiliated customers.

Direct finance lease revenue is recognized over the lease term in a manner which produces a constant rate of return on the net investment in the lease. Certain interim rentals are based on estimated costs.

Operating lease revenue is recognized as earned under the lease terms. Payments received in advance are deferred until earned.


[PHOTO]

GREENBRIER IS A LEADING MANUFACTURER OF BOXCARS IN NORTH AMERICA.

The Greenbrier Companies                                  1999 Annual Report 33

FORWARD EXCHANGE CONTRACTS -- Foreign operations give rise to market risks from changes in foreign currency exchange rates. Forward exchange contracts with established financial institutions are utilized to hedge a portion of such risk. Realized and unrealized gains and losses are deferred and recognized in earnings concurrent with the hedged transaction. Even though forward exchange contracts are entered into to mitigate the impact of currency fluctuations, certain exposure remains, which may affect operating results.

INTEREST RATE INSTRUMENTS -- Interest rate swap agreements are utilized to reduce the impact of changes in interest rates on certain debt. The net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. At August 31, 1999, such agreements have a notional amount of $11,300 and mature in July 2008.

NET EARNINGS PER SHARE -- Basic earnings per share ("EPS") excludes potential dilution, which would occur if additional shares were issued upon exercise of outstanding stock options, while diluted EPS takes this potential dilution into account.

STOCK-BASED COMPENSATION -- Compensation expense for stock-based employee compensation continues to be measured using the method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." If material, pro forma disclosures of net earnings and earnings per share will be made as if the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied in measuring compensation expense.

MANAGEMENT ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. This includes evaluation of the remaining life and recoverability of long-lived assets. Actual results could differ from those estimates.

RECLASSIFICATIONS -- Certain reclassifications have been made to prior years' consolidated financial statements to conform with the 1999 presentation.

PROSPECTIVE ACCOUNTING CHANGES -- SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires that all derivatives be recognized as either assets or liabilities measured at fair value. Adoption of SFAS No. 133 is currently proposed to be effective for the company's fiscal year beginning September 1, 2000. Greenbrier is currently evaluating the effect of this statement.

NOTE 3 -- ACQUISITION AND JOINT VENTURE

On September 30, 1998, Greenbrier acquired a 60% interest in a railcar manufacturer located in Swidnica, Poland. In August 1999, the company increased its ownership interest to 84%. The company funded this acquisition through cash provided by operating activities. This acquisition was accounted for by the purchase method, and operating results are included in the consolidated financial statements since the date of acquisition. The excess purchase price over the fair value of net assets acquired has been included in other assets in the Consolidated Balance Sheets and is being amortized on a straight-line basis over 12 years.

On September 1, 1998, Greenbrier entered into a joint venture agreement with Bombardier Transportation ("Bombardier") to build railroad freight cars at Bombardier's existing manufacturing facility in Sahagun, Mexico. Each party holds a 50% non-controlling interest in the joint venture, and therefore Greenbrier's investment is being accounted for using the equity method. Greenbrier's share of the operating results is included in equity in unconsolidated subsidiary in the Consolidated Statements of Operations.

NOTE 4 - DISCONTINUED OPERATIONS AND DIVESTITURES

In 1997, a plan was adopted to discontinue the transportation logistics segment, as well as to sell the trailer and container leasing operation, in order to focus on core railcar operations.

DISCONTINUED OPERATIONS -- Under the plan, the transportation logistics segment was discontinued and, accordingly, the results of operations for logistics have been excluded from continuing operations in the Consolidated Statements of Operations for all applicable periods. An estimated pre-tax loss on disposal of $12,800, which included an adjustment of assets to market value, estimated closedown expenses and anticipated operating losses through final disposal, was reflected as an anticipated loss on discontinued operations in 1997. In 1998, the disposition of the operating assets was concluded. The determination of the adequacy of the remaining reserve will not be known until

34 1999 Annual Report                                  The Greenbrier Companies
certain litigation is resolved. Information relating to the operating results for the discontinued operations for the year ended August 31, 1997 is as follows:


Revenue                                     $53,249
Costs and expenses                           57,545
-------------------------------------------------------
Loss before income taxes                     (4,296)
Less income tax benefit                       1,784
-------------------------------------------------------
   Net loss                             $    (2,512)
-------------------------------------------------------
-------------------------------------------------------

DIVESTITURES -- A portion of the trailer and container lease fleet was sold in 1997. In 1998 the sale of the remaining trailer and container fleet was completed. The aggregate proceeds from all of the sales were approximately $86,000. In 1997, an estimated pre-tax loss of approximately $1,600 was included in the Consolidated Statements of Operations in special charges -- leasing and services for anticipated results of selling the operation. The results associated with the sale were more favorable than originally anticipated, resulting in a $2,250 benefit in 1998. Trailer and container leasing operations contributed revenue of approximately $4,100 and $25,800 for the years ended August 31, 1998 and 1997.

NOTE 5 -- INVENTORIES

                               1999          1998
-------------------------------------------------------
Manufacturing
  supplies and
  raw materials            $   10,953   $     8,750
Work-in-process                66,255        62,267
Assets held for
  sale or
  refurbishment                15,287         8,832
-------------------------------------------------------
                           $   92,495   $    79,849
-------------------------------------------------------
-------------------------------------------------------


NOTE 6 -- INVESTMENT IN DIRECT FINANCE LEASES

                               1999          1998
--------------------------------------------------------
Future minimum
  receipts on
  lease contracts          $  196,883    $  247,842
Maintenance,
  insurance and
  taxes                       (43,940)      (55,041)
---------------------------------------------------------
Net minimum
  lease receipts              152,943       192,801
Estimated
  residual values              51,901        52,323
Unearned finance
  charges                     (61,659)      (84,184)
---------------------------------------------------------
                           $  143,185    $  160,940
---------------------------------------------------------
---------------------------------------------------------

Minimum future receipts on the direct finance lease contracts are as follows:


Year ending August 31,
----------------------------------------------------------
   2000                                 $    48,827
   2001                                      47,517
   2002                                      38,864
   2003                                      28,043
   2004                                      17,516
   Thereafter                                16,116
----------------------------------------------------------
                                        $   196,883
----------------------------------------------------------
----------------------------------------------------------

NOTE 7 -- EQUIPMENT ON OPERATING LEASES

                               1999          1998
----------------------------------------------------------
Railcar equipment
  and other                $  142,771   $   132,049
Marine equipment                   --         7,563
----------------------------------------------------------
                              142,771       139,612
Accumulated
  depreciation                (49,546)      (44,043)
----------------------------------------------------------
                           $   93,225   $    95,569
----------------------------------------------------------
----------------------------------------------------------

In addition to the above equipment, certain railcar equipment is leased by the company and subleased to customers under non-cancelable operating leases. Aggregate minimum future amounts receivable under all non-cancelable operating leases and subleases are as follows:

Year ending August 31,
---------------------------------------------------------
   2000                                 $    13,365
   2001                                       9,017
   2002                                       8,129
   2003                                       7,304
   2004                                       5,881
   Thereafter                                 8,332
---------------------------------------------------------
                                        $    52,028
---------------------------------------------------------
---------------------------------------------------------

Certain equipment is also operated under daily, monthly or mileage arrangements. Associated revenues amounted to $22,997, $24,472 and $33,611 for the years ended August 31, 1999, 1998 and 1997.

[PHOTO]

GUNDERSON CONCARRIL'S RUGGED MILL GONDOLA CAR IS DESIGNED, ENGINEERED AND BUILT TO MEET THE DEMANDS OF HAULING HEAVY LOADS.

The Greenbrier Companies                                  1999 Annual Report 35

NOTE 8 -- PROPERTY, PLANT AND EQUIPMENT

                               1999          1998
--------------------------------------------------------
Land and
  improvements             $    9,037   $     8,440
Machinery and
  equipment                    51,384        41,944
Buildings and
  improvements                 22,715        15,537
Other                          21,788        10,747
--------------------------------------------------------
                              104,924        76,668
Accumulated
  depreciation                (35,608)      (27,216)
--------------------------------------------------------

                           $   69,316   $    49,452
--------------------------------------------------------
--------------------------------------------------------

NOTE 9 - INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Summarized financial data for the company's joint venture with Bombardier for the year ended August 31, 1999 is as follows:


Current assets                          $    29,717
Total assets                                 40,156
Current liabilities                          18,822
Stockholders' equity                         21,334

Revenues                                $    56,524
Net earnings                                  1,334

NOTE 10 -- REVOLVING NOTES

A $40,000 operating line of credit to be used for working capital is available through February 2002 for U.S. manufacturing operations. A $20,000 (at the August 31, 1999 exchange rate) operating line of credit is available through March 2000 for working capital for the Canadian manufacturing operations. Operating lines of credit totaling $4,000 (at the August 31, 1999 exchange rate) are available through May 2000 for working capital for the Polish manufacturing operations. Advances under the operating lines of credit are based upon defined levels of receivables and inventory. Interest rates vary depending on the type of borrowing and certain defined ratios. At August 31, 1999, $3,783 was outstanding under the Polish operating lines. There were no borrowings outstanding at August 31, 1998.

A $60,000 revolving line of credit is available through May 2001 to provide working capital and interim financing of equipment for the leasing and services operations. Borrowings under this line are based on advances against defined leased equipment and bear interest at rates that vary depending upon the type of borrowing and certain defined ratios. There were no borrowings outstanding at August 31, 1999 or August 31, 1998.

NOTE 11 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                               1999          1998
------------------------------------------------------
Accounts payable
  and accrued
  liabilities              $   69,578   $    71,880
Accrued payroll
  and related
  liabilities                  19,518        15,412
Maintenance
  reserves                     14,835        21,698
Participation                   8,366           494
Other                          19,177        22,637
-------------------------------------------------------
                           $  131,474   $   132,121
-------------------------------------------------------
-------------------------------------------------------

NOTE 12 -- NOTES PAYABLE

                               1999          1998
-------------------------------------------------------
Equipment
  notes payable            $  121,816   $   133,192
Term loans                     37,616        11,579
Other notes
  payable                       1,969         3,105
-------------------------------------------------------
                           $  161,401   $   147,876
-------------------------------------------------------
-------------------------------------------------------

Equipment notes payable bear interest at fixed rates of 7.8% to 10.8% and are due in varying installments through May 2004. The weighted average remaining contractual life and weighted average interest rate of the notes as of August 31, 1999 and 1998 was approximately 54 and 57 months and 7.6% and 8.6% for 1999 and 1998. The notes are collateralized by certain leasing equipment.

Term loans are due in varying installments through July 2008 and are collateralized by certain manufacturing equipment, land and a facility. As of August 31, 1999, the effective interest rates on the term loans ranged from 7.0% to 7.5%.

In February 1999, Greenbrier issued $30,000 of 6.48% senior term notes due 2006. Interest is payable semi-annually commencing June 1999, and semi-annual principal payments of $2,800 are required beginning June 2001. In conjunction with this borrowing, $22,000 of leasing equipment notes payable were repaid. The

36 1999 Annual Report                                  The Greenbrier Companies
early retirement of this debt resulted in a $938 extraordinary charge, net of income taxes of $680, representing prepayment penalties and the write-off of deferred loan costs.

Principal payments on the notes payable are as follows:


Year ending August 31,
-------------------------------------------------------
   2000                                 $    26,514
   2001                                      30,463
   2002                                      32,219
   2003                                      22,281
   2004                                      16,348
   Thereafter                                33,576
-------------------------------------------------------
                                        $   161,401
-------------------------------------------------------
-------------------------------------------------------



The revolving and operating lines of credit, along with certain equipment notes payable, contain covenants with respect to various subsidiaries, the most restrictive of which limit the payment of dividends by subsidiaries and require certain levels of tangible net worth, ratio of debt to equity and debt service coverage.

NOTE 13 -- SUBORDINATED DEBT

Subordinated notes, amounting to $37,788 and $37,932 at August 31, 1999 and 1998, were issued for railcars purchased as part of an agreement described in
Note 21. The notes bear interest at 11% and 9%, with substantially all of the principal due ten years from the date of the notes, and are subordinated to all other liabilities of a subsidiary. Approximately $257 becomes due in 2001, $10,202 in 2002, $6,018 in 2003 and $6,052 in 2004 with the remaining balance due after 2004.

NOTE 14 -- STOCKHOLDERS' EQUITY

The Chairman and the Chief Executive Officer, who are the founding and majority stockholders, have entered into an agreement whereby they have agreed to vote their shares together to elect each other as directors of the company and with respect to all other matters put to a vote of the stockholders.

Certain loan covenants restrict the transfer of funds from the subsidiaries to the parent company in the form of cash dividends, loans, or advances. Restricted net assets of subsidiaries amounted to $91,000 as of August 31, 1999. Consolidated retained earnings of $20,000 at August 31, 1999 were restricted as to the payment of dividends.

A stock incentive plan was adopted July 1, 1994 (the "1994 Plan"), which provides for granting compensatory and non-compensatory options to employees and others. Outstanding options generally vest at 50% two years from grant with the balance five years from grant. No further grants will be awarded under this plan.

On April 6, 1999, the company adopted the Stock Incentive Plan -- 2000 (the "2000 Plan"), under which 1,000 shares of common stock are available for issuance with respect to options granted to employees, non-employee directors and consultants of the company. The 2000 Plan authorizes the grant of incentive stock options, non-statutory stock options and restricted stock awards, or any combination of the foregoing. Under the 2000 Plan, the exercise price for incentive stock options may not be less than the market value of the company's common stock at the time the option is granted. Options are exercisable not less than six months or more than 10 years after the date the option is granted. General awards under the 2000 Plan vest at 50% two years from the grant date, with the balance vesting five years from grant. As of August 31, 1999, 1,000 options were available for award under the plan.

The following table summarizes stock option transactions for shares under option and the related weighted average option price:

                                            Price
                               Shares     Per Share
------------------------------------------------------
Balance at
   August 31, 1996              788        $   14
     Granted                      3            11
     Canceled                   (30)           14
------------------------------------------------------
Balance at
   August 31, 1997              761            14
     Granted                      3            17
     Exercised                  (93)           13
     Canceled                   (24)           14
------------------------------------------------------
Balance at
   August 31, 1998              647            14
     Granted                    642            11
     Exercised                   (2)           13
     Canceled                   (16)           14
------------------------------------------------------
Balance at
   August 31, 1999            1,271        $   13
------------------------------------------------------
------------------------------------------------------


[PHOTO]

GREENBRIER IS AMONG THE MOST COMPETITIVE AND INNOVATIVE LESSORS IN THE INDUSTRY.

The Greenbrier Companies                                  1999 Annual Report 37

Options outstanding at August 31, 1999 have exercise prices ranging from $9 to $17 per share and have a remaining contractual life of 5.2 years. As of August 31, 1999, options to purchase 558 shares were exercisable and 1,000 shares were available for grant. Options to purchase 640 and 619 shares were available for grant at August 31, 1998 and 1997.

As discussed in Note 2, the disclosure-only provisions of SFAS No. 123 have been adopted. Accordingly, no compensation cost has been recognized for stock options granted with an exercise price equal to the fair value of the underlying stock on the date of grant. Had compensation costs been determined based on the estimated fair value of the options at the date of grant, the net earnings
(loss) and net earnings (loss) per share for the years ended August 31, 1999, 1998 and 1997 would not have differed materially from the amounts reported.

NOTE 15 -- RELATED PARTY TRANSACTIONS

During 1999, the company purchased railcars totaling $54,190 from its 50%-owned joint venture. The cars were sold to third-party customers prior to August 31, 1999. Also, the company has a $7,009 outstanding receivable balance from the joint venture at August 31, 1999.

Maintenance, management and other fees received from a related entity under an agreement were $888 for each of the three years ended August 31, 1999, 1998 and 1997.

A member of the board of directors of a Canadian subsidiary also serves as a director of the company from which the majority of the Canadian subsidiary's steel requirements are acquired.

NOTE 16 -- EMPLOYEE BENEFIT PLANS

Defined contribution plans are available to substantially all U.S. employees. Contributions are based on a percentage of employee contributions and amounted to $849, $649 and $737 for the years ended August 31, 1999, 1998 and 1997.

A defined benefit pension plan is provided for Canadian employees covered by collective bargaining agreements. The plan provides pension benefits based on years of credited service. Contributions to the plan are actuarially determined and are intended to fund the net periodic pension cost. The plan's assets, obligations and pension cost are not material to the consolidated financial statements.

Nonqualified deferred benefit plans exist for certain employees. Expenses resulting from contributions to the plans, which are based on earnings, were $881, $2,393 and $845 for the years ended August 31, 1999, 1998 and 1997.

NOTE 17 -- INCOME TAXES

Components of income tax expense are as follows:

                      1999        1998       1997
-------------------------------------------------------
Current:
   Federal         $   5,231   $  13,811   $   4,547
   State               1,092       2,581         284
   Foreign             8,186       1,468         715
-------------------------------------------------------
                      14,509      17,860       5,546
Deferred:
   Federal             6,260        (491)     (1,848)
   State               1,617      (2,062)        442
   Foreign            (1,407)        336         226
-------------------------------------------------------
                       6,470      (2,217)     (1,180)
-------------------------------------------------------
                   $  20,979   $  15,643   $   4,366
-------------------------------------------------------
-------------------------------------------------------



Income tax expense is computed at rates different than statutory rates. The reconciliation between effective and statutory tax rates on continuing operations is as follows:

                      1999        1998       1997
-------------------------------------------------------
Statutory
  rates               35.0%      35.0%       35.0%
State income
  taxes, net of
  federal benefit      4.0        4.5         4.8
Impact of
  foreign taxes        7.4        0.6        (1.8)
Other                  1.7        1.7         1.5
-------------------------------------------------------
                      48.1%      41.8%       39.5%
-------------------------------------------------------
-------------------------------------------------------

38 1999 Annual Report                                  The Greenbrier Companies

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                     1999               1998
-------------------------------------------------------------------------------
Deferred tax assets:
   Alternative minimum tax
     credit carry-forward                         $ (6,783)            $ (9,427)
   Deferred
     participation                                 (20,434)             (18,579)
   Maintenance and warranty reserves                (7,454)             (11,790)
   Accrued payroll and related
     liabilities                                    (7,420)              (5,352)
   Deferred revenue                                   (275)                (566)
   Inventories and other                            (4,005)              (1,302)
-------------------------------------------------------------------------------
                                                   (46,371)             (47,016)
Deferred tax liabilities:
   Accelerated depreciation                         64,610               63,709
   Other                                             2,269                1,789
-------------------------------------------------------------------------------
Net deferred tax liability attributable
   to continuing operations                         20,508               18,482
Net deferred tax asset attributable
   to discontinued operations                       (2,874)              (7,318)
-------------------------------------------------------------------------------
Net deferred tax liability                        $ 17,634             $ 11,164
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


NOTE 18 - SEGMENT INFORMATION

Greenbrier has two reportable segments: manufacturing and leasing and services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Performance is evaluated based on margin, which is presented on the Consolidated Statements of Operations. Intersegment sales and transfers are accounted for as if the sales or transfers were to third parties, that is, at market prices.

The information in the following tables is derived directly from the segments' internal financial reports used for corporate management purposes. Unallocated assets primarily consist of cash, short-term investments and capitalized loan costs.

                      1999        1998        1997
----------------------------------------------------------
REVENUE:
Manufacturing      $ 548,038   $ 470,025   $ 408,053
Leasing and
  services           127,630     107,147     113,229
Eliminate
  intersegment       (57,132)    (36,811)    (90,362)
----------------------------------------------------------
                   $ 618,536   $ 540,361   $ 430,920
----------------------------------------------------------
----------------------------------------------------------
ASSETS:
Manufacturing      $ 188,147   $ 162,907   $ 168,878
Leasing and
  services           284,401     298,811     393,891
Unallocated           78,168      43,771      17,749
----------------------------------------------------------
                   $ 550,716   $ 505,489   $ 580,518
----------------------------------------------------------
----------------------------------------------------------
DEPRECIATION AND
  AMORTIZATION:
Manufacturing      $   7,794   $   4,774   $   4,671
Leasing and
  services             8,683       9,753      23,198
----------------------------------------------------------
                   $  16,477   $  14,527   $  27,869
----------------------------------------------------------
----------------------------------------------------------
CAPITAL
  EXPENDITURES:
Manufacturing      $  23,260   $  11,887   $  10,173
Leasing and
  services            47,717      39,314      70,088
----------------------------------------------------------
                   $  70,977   $  51,201   $  80,261
----------------------------------------------------------
----------------------------------------------------------


[PHOTO]

RAILCAR REPAIR, REFURBISHMENT AND RELATED SERVICES ARE PROVIDED AT 10 LOCATIONS THROUGHOUT NORTH AMERICA.

The Greenbrier Companies                                  1999 Annual Report 39

The company has operations in the United States, Canada and Europe. The following table summarizes selected geographic information. Eliminations are sales between geographic areas.

                      1999        1998       1997
----------------------------------------------------------
REVENUE:
   United States   $ 387,735   $ 386,064   $ 321,538
   Canada            231,767     169,335     156,103
   Europe             20,183          --          --
   Eliminations      (21,149)    (15,038)    (46,721)
----------------------------------------------------------
                   $ 618,536   $ 540,361   $ 430,920
----------------------------------------------------------
----------------------------------------------------------
EARNINGS(1):
   United States   $  32,744     $29,740   $   6,298
   Canada             15,902       7,664       4,761
   Europe             (5,023)         --          --
----------------------------------------------------------
                   $  43,623   $  37,404   $  11,059
----------------------------------------------------------
----------------------------------------------------------
IDENTIFIABLE
  ASSETS:
   United States   $ 469,133   $ 452,323   $ 531,500
   Canada             64,162      53,166      49,018
   Europe             17,421          --          --
----------------------------------------------------------
                   $ 550,716   $ 505,489   $ 580,518
----------------------------------------------------------
----------------------------------------------------------

(1) From continuing operations before income tax expense, minority interest and equity in unconsolidated subsidiary

NOTE 19 -- CUSTOMER CONCENTRATION

In 1999, revenue from the two largest customers was 28% and 17% of total revenues. Revenue from the two largest customers was 25% and 16% of total revenues for the year ended August 31, 1998. In 1997, revenue from the two largest customers was 20% and 11% of total revenues. No other customers accounted for more than 10% of total revenues in 1999, 1998, or 1997. Three customers had balances that individually exceeded 10% of accounts receivable and in total represented 64% of the consolidated balance at August 31, 1999.

NOTE 20 -- LEASE COMMITMENTS

Lease expense for railcar equipment leased under non-cancelable leases was $7,295, $4,966 and $3,767 for the years ended August 31, 1999, 1998 and 1997.

Aggregate minimum future amounts payable under non-cancelable railcar equipment leases are as follows:


YEAR ENDING AUGUST 31,
----------------------------------------------------------
   2000                                 $     4,820
   2001                                       3,104
   2002                                       2,979
   2003                                       2,595
   2004                                       1,120
   Thereafter                                    --
----------------------------------------------------------
                                        $    14,618
----------------------------------------------------------
----------------------------------------------------------


Operating leases for domestic refurbishment facilities expire at various dates through April 2015. Office space and certain manufacturing and office equipment are rented under operating leases which expire at various dates through June 2001. Rental expense for facilities, office space and equipment was $2,495, $1,887 and $2,652 for the years ended August 31, 1999, 1998 and 1997.

Aggregate minimum future amounts payable under non-cancelable operating leases are as follows:


YEAR ENDING AUGUST 31,
----------------------------------------------------------
   2000                                 $     2,058
   2001                                       1,838
   2002                                       1,139
   2003                                         618
   2004                                         332
   Thereafter                                   918
----------------------------------------------------------
                                        $     6,903
----------------------------------------------------------
----------------------------------------------------------

NOTE 21 -- COMMITMENTS AND CONTINGENCIES

In 1990, an agreement was entered into for the purchase and refurbishment of over ten thousand used railcars. The agreement includes an option that, under certain conditions, provides for the seller to repurchase the railcars for the original acquisition cost to the company at the date the underlying subordinated notes are due. Should such option be exercised, amounts due under the subordinated notes would be retired from the repurchase proceeds.

The agreement also provides that, under certain conditions, the seller will receive a percentage of operating earnings of a subsidiary, as defined. Amounts accrued are referred to as participation and are included in accrued liabilities and deferred participation in the Consolidated Balance Sheets. Participation expense related to this and a similar, but smaller, agreement was $13,956, $7,238 and $9,345 for the years ended August 31, 1999,

40 1999 Annual Report                                  The Greenbrier Companies

1998 and 1997. Payment of deferred participation is estimated to be $2,839 in 2001, $4,484 in 2002, $7,835 in 2003 and $21,259 in 2004 with the remaining balance due after 2004.

At August 31, 1999, forward exchange contracts for the purchase of Canadian dollars aggregated $76,000, contracts for the sale of Polish zloties aggregated $4,000 and contracts for the sale of German Deutschemarks aggregated $2,000 at the August 31, 1999 exchange rates. These contracts mature at various dates through July 2000. At August 31, 1999, gains and losses of approximately $115 and $288 on such contracts had been deferred and will be recognized in income concurrent with the hedged transaction.

Environmental studies have been conducted of owned and leased properties, which indicate additional investigation and some remediation may be necessary. The Portland, Oregon manufacturing facility is located on the Willamette River. The U.S. Environmental Protection Agency is considering possible classification of portions of the river bed, including the portion fronting the facility, as a federal "superfund" site due to sediment contamination. There is no indication that Greenbrier has contributed to contamination of the Willamette River bed, although uses by prior owners of the property may have contributed. Nevertheless, ultimate classification of the Willamette River may have an impact on the value of the company's investment in the property and may require the company to initially bear a portion of the cost of any mandated remediation. Greenbrier may be required to perform periodic maintenance dredging in order to continue to launch vessels from its launch ways on the river, and classification as a superfund site could result in some limitations on future launch activity. The outcome of such actions cannot be estimated; however, management believes that any ultimate liability resulting from environmental issues will not materially affect the financial position or results of operations of the company. Management believes that its operations adhere to sound environmental practices, applicable laws, and regulations.

Greenbrier is involved as a defendant in litigation in the ordinary course of business, the outcome of which cannot be predicted with certainty. Litigation has been initiated by former shareholders of Interamerican Logistics Inc. ("Interamerican"), which was acquired in the fall of 1996. The plaintiffs allege that Greenbrier violated the agreements pursuant to which it acquired ownership of Interamerican and seek damages aggregating $4,500 Canadian. Management contends the claim to be without merit and intends to vigorously defend its position. Management believes that any ultimate liability resulting from litigation will not materially affect the financial position, results of operations, or cash flows of the company.

Employment agreements, which expire August 31, 2004, with the Chairman and the Chief Executive Officer, provide each with a minimum annual salary and a bonus calculated based on operating results, as defined. The minimum annual aggregate defined payment under the agreements is $720 and the maximum is $2,120.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments and the methods and assumptions used to estimate such fair values, are as follows:

                                      1999
----------------------------------------------------------
                             CARRYING       ESTIMATED
                              AMOUNT       FAIR VALUE
----------------------------------------------------------
Notes payable and
  subordinated debt        $  199,189    $   179,456
Deferred
  participation                50,439         33,681

                                        1998
----------------------------------------------------------
                            CARRYING        ESTIMATED
                             AMOUNT        FAIR VALUE
----------------------------------------------------------
Notes payable and
  subordinated debt        $  185,808       $ 188,768
Deferred
  participation                45,243          28,580

The carrying amount of cash and cash equivalents, restricted cash and investments, accounts and notes receivable, revolving notes and accounts payable and accrued liabilities is a reasonable estimate of fair value of these financial instruments. Estimated rates currently available to the company for debt with similar terms and remaining maturities are used to estimate the fair value of notes payable and subordinated debt. The fair value of deferred participation is estimated by discounting the estimated future cash payments using the company's estimated incremental borrowing rate. The carrying value and fair value of foreign currency forward contracts and the interest rate swap are not material.


[PICTURE]

MANY OF THE RAILCARS IN GREENBRIER'S OWNED OR MANAGED FLEET ARE REFURBISHED AT GREENBRIER'S OWN FACILITIES.

The Greenbrier Companies                                  1999 Annual Report 41

                        QUARTERLY RESULTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Unaudited operating results by quarter for 1999 and 1998 are as follows:

                                                 First            Second          Third             Fourth             Total
----------------------------------------------------------------------------------------------------------------------------------
1999
Revenue
   Manufacturing                            $   100,074       $   145,048       $  152,360       $   122,829       $   520,311
   Leasing and services                          20,012            21,892           21,712            34,609            98,225
----------------------------------------------------------------------------------------------------------------------------------
                                                120,086           166,940          174,072           157,438           618,536
Cost of sales
   Manufacturing                                 90,393           127,128          133,695           104,906           456,122
   Leasing and services                           8,198            10,339           10,300            19,845            48,682
----------------------------------------------------------------------------------------------------------------------------------
                                                 98,591           137,467          143,995           124,751           504,804

Margin                                      $    21,495       $    29,473       $   30,077       $    32,687       $   113,732
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                $     2,866       $     5,151(1)    $    6,179       $     5,285(2)    $    19,481
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Net earnings per share:
   Basic(3)                                 $      0.20       $      0.36(1)    $     0.43       $      0.37       $     1.37
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
   Diluted                                  $      0.20       $      0.36(1)    $     0.43       $      0.37       $     1.36
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
1998
Revenue
   Manufacturing                            $   114,626       $   104,349       $  129,899       $   102,832       $   451,706
   Leasing and services                          23,584            22,443           20,759            21,869            88,655
----------------------------------------------------------------------------------------------------------------------------------
                                                138,210           126,792          150,658           124,701           540,361
Cost of revenue
   Manufacturing                                106,759            96,866          116,664            91,366           411,655
   Leasing and services                           9,762             8,487            8,169             8,931            35,349
----------------------------------------------------------------------------------------------------------------------------------

                                                116,521           105,353          124,833           100,297           447,004

Margin                                      $    21,689       $    21,439       $   25,825       $    24,404       $    93,357
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                $     4,076       $     4,360       $    5,508       $     6,388(4)    $    20,332
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Net earnings per share:
   Basic(3)                                 $      0.29       $      0.31       $     0.39       $      0.45       $      1.43
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
   Diluted(3)                               $      0.29       $      0.30       $     0.38       $      0.44       $      1.42
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

(1) Includes an extraordinary charge of $938, or $0.07 per share, representing prepayment penalties and the write-off of deferred loan costs

(2) Includes earnings of $1,119, attributable to prior years, resulting from the resolution of certain matters on a leasing contract that began in 1990

(3) The sum of quarterly earnings per share does not equal annual earnings per share as a result of the computation of quarterly versus annual weighted average shares outstanding

(4) Includes a gain of $1,305 resulting from exiting the trailer and container leasing operation more favorably than anticipated

42 1999 Annual Report                                  The Greenbrier Companies

                              DIRECTORS & OFFICERS

DIRECTORS

ALAN JAMES
Chairman of the Board
The Greenbrier Companies

WILLIAM A. FURMAN
President, Chief Executive Officer
The Greenbrier Companies

VICTOR G. ATIYEH(1)(2)
Principal
Victor Atiyeh &Co.

PETER K. NEVITT(1)(2)
Former President, Chief Executive Officer
Mitsui Nevitt Capital Corporation

A. DANIEL O'NEAL, JR.
Chairman
Autostack Corporation

C. BRUCE WARD
Chairman
Gunderson, Inc.

BENJAMIN R. WHITELEY(1)(2)
Retired Chairman and Chief Executive Officer
Standard Insurance Company


(1) Member of Compensation Committee
(2) Member of Audit Committee


OFFICERS

ALAN JAMES
Chairman of the Board

WILLIAM A. FURMAN
President, Chief Executive Officer

ROBIN D. BISSON
Senior Vice President, Marketing and Sales

WILLIAM L. BOURQUE
Vice President, International Marketing

LARRY G. BRADY
Senior Vice President, Chief Financial Officer

MAREN C. MALIK
Vice President, Administration

RICHARD G. MCKAY
President, TrentonWorks Limited

JUDY A. MILLER
Corporate Controller

THOMAS P. PECZERSKI
President, WagonySwidnica

MARK J. RITTENBAUM
Vice President, Treasurer

THOMAS J. SASS
Senior Vice President, General Manager,
Gunderson, Inc.

TIMOTHY A. STUCKEY
President, Gunderson Rail Services

NORRISS M. WEBB
Executive Vice President, General Counsel

L. CLARK WOOD
President, Manufacturing Operations

The Greenbrier Companies                                  1999 Annual Report 43

                              INVESTOR INFORMATION

Corporate Offices:

The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035
(503) 684-7000
Company website: www.gbrx.com


ANNUAL STOCKHOLDERS' MEETING:
January 11, 2000, 2:00 p.m.
Benson Hotel
309 SW Broadway
Portland, Oregon

FINANCIAL INFORMATION:

Requests for copies of this annual report and other financial information should be made to:
Investor Relations
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035
E-mail: investor.relations@gbrx.com

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

STOCKHOLDER INQUIRIES:
Please contact Mark Rittenbaum, Investor
Relations (503) 684-7000
E-mail: investor.relations@gbrx.com

COMMON STOCK:
Greenbrier's common stock has been traded on the New York Stock Exchange under the symbol GBX since July 14, 1994. There were approximately 204 holders of record of common stock as of October 31, 1999. The following table shows the reported high and low sales price of Greenbrier's common stock on the New York Stock Exchange.


                                 High        Low
------------------------------------------------------
1999
Fourth quarter                $  12.50     $   9.44
Third quarter                 $  10.63     $   8.19
Second quarter                $  15.00     $   9.94
First quarter                 $  17.13     $  12.63

1998
Fourth quarter                $  18.50     $  14.75
Third quarter                 $  19.00     $  15.75
Second quarter                $  18.38     $  15.25
First quarter                 $  18.00     $  13.00


Cash dividends have been paid quarterly on the common stock since December 1994. In July 1999, the dividend rate was increased to $.09 from $.06 per share. In addition, a special one-time dividend of $.12 per share was paid in August 1999. There is no assurance as to future dividends as they are dependent upon future earnings, capital requirements and financial condition

44 1999 Annual Report                                  The Greenbrier Companies