Form 10-K, Exhibit 13
period 2000-08-31
GREENBRIER COMPANIES INC
filed 2000-11-29
CIK 923120

                                                                      EXHIBIT 13

                       FINANCIAL SECTION TABLE OF CONTENTS

22 Selected Financial Information

23 Management's Discussion and Analysis of Results of Operations and Financial
   Condition

28 Reports of Management and Independent Auditors

29 Consolidated Balance Sheets

30 Consolidated Statements of Operations

31 Consolidated Statements of Stockholders' Equity and Comprehensive Income

32 Consolidated Statements of Cash Flows

33 Notes to Consolidated Financial Statements

42 Quarterly Results of Operations

43 Directors & Officers

44 Investor Information

45 Locations

                         SELECTED FINANCIAL INFORMATION
                             YEARS ENDED AUGUST 31,


(IN THOUSANDS, EXCEPT PER SHARE DATA)           2000          1999          1998         1997        1996
--------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Revenue:
  Manufacturing                              $ 528,240     $ 520,311    $ 451,706    $  325,501    $ 421,456
  Leasing & services                            91,189        98,225       88,655       105,419       98,484
--------------------------------------------------------------------------------------------------------------
                                             $ 619,429     $ 618,536    $ 540,361     $ 430,920    $ 519,940
==============================================================================================================
Earnings from continuing operations          $  14,354     $  20,419(1) $  20,332(2)  $   6,021(3) $  18,613
Discontinued operations:(4)
  Loss on operations                                --            --           --        (2,512)        (338)
  Estimated loss on disposal                        --            --           --        (7,680)          --
Extraordinary charge related to debt                --          (938)          --            --           --
--------------------------------------------------------------------------------------------------------------
  Net earnings (loss)                        $  14,354     $  19,481    $  20,332     $  (4,171)   $  18,275
==============================================================================================================
Basic earnings per common share:
  Continuing operations                      $    1.01     $    1.44    $    1.43     $     .43    $    1.31
  Net earnings (loss)                        $    1.01     $    1.37    $    1.43     $    (.29)   $    1.29
Diluted earnings per common share:
  Continuing operations                      $    1.01     $    1.43    $    1.42     $     .43    $    1.31
  Net earnings (loss)                        $    1.01     $    1.36    $    1.42     $    (.29)   $    1.29
Weighted average common shares outstanding:
  Basic                                         14,227        14,254       14,203        14,160       14,160
  Diluted                                       14,241        14,294       14,346        14,160       14,170
Cash dividends paid per common share         $     .36     $     .39(5) $     .24     $     .24    $     .24

BALANCE SHEET DATA
Assets:
  Cash                                       $  12,908     $  77,796    $  57,909     $  21,744    $  12,483
  Inventories                                  127,484        92,495       79,849       151,591       90,448
  Leased equipment                             246,854       236,410      256,509       284,541      364,701
  All other                                    196,863       144,015      111,222       122,642      147,856
--------------------------------------------------------------------------------------------------------------
                                             $ 584,109     $ 550,716    $ 505,489     $ 580,518    $ 615,488
==============================================================================================================
DEBT:
  Revolving                                  $  13,019     $   3,783    $      --     $  57,709    $  27,814
  Term                                         159,363       161,401      147,876       201,786      216,278
--------------------------------------------------------------------------------------------------------------
                                             $ 172,382     $ 165,184    $ 147,876     $ 259,495    $ 244,092
==============================================================================================================
CAPITAL BASE:
  Subordinated debt                          $  37,748     $  37,788    $  37,932     $  38,089    $  44,554
  Minority interest                              5,068        14,034        9,783        18,183       38,154
  Stockholders' equity                         141,615       134,163      121,370       103,969      111,567
--------------------------------------------------------------------------------------------------------------
                                             $ 184,431     $ 185,985    $ 169,085     $ 160,241    $ 194,275
==============================================================================================================

(1) Includes earnings of $1.1 million resulting from the resolution of certain matters on a leasing contract that began in 1990.

(2) Includes a gain of $1.3 million resulting from exiting the trailer and container leasing operation more favorably than anticipated.

(3) Includes $4.8 million of special charges related to an adjustment to the carrying value of vehicle transportation equipment and the divestiture of the trailer and container lease fleet.

(4) Includes the divestiture of the transportation logistics segment.

(5) Includes regular dividend of $0.27 per common share and special dividend of $0.12 per common share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Greenbrier currently operates in two primary business segments: manufacturing and leasing & services. The two business segments are operationally integrated. With operations in North America and Europe, the manufacturing segment produces double-stack intermodal railcars, conventional railcars, marine vessels and forged steel products and performs railcar refurbishment and maintenance activities. In Europe, the Company also manufactures new freight cars through the use of unaffiliated subcontractors. Such activities are included in the manufacturing segment. The leasing & services segment owns or manages approximately 37,000 railcars for railroads, institutional investors and other leasing companies.

Railcars are generally manufactured under firm orders from third parties, and revenue is recognized when the cars are completed and accepted by the customer. From time to time, Greenbrier commits to manufacture railcars prior to receipt of firm orders to maintain continuity of manufacturing operations and may also build railcars for its own lease fleet. Railcars produced in a given period may be delivered in subsequent periods, delaying revenue recognition. Revenue does not include sales of new railcars to, or refurbishment services performed for, the leasing & services segment since intercompany transactions are eliminated in preparing the consolidated financial statements. The margin generated from such sales or refurbishment activity is realized by the leasing & services segment over the related life of the asset or upon sale of the equipment.

OVERVIEW

Total revenues for 2000 were $619.4 million, an increase of $0.9 million from 1999 revenues of $618.5 million. The increase was due to increased revenues from European manufacturing operations as a result of an acquisition completed in January 2000, offset by lower leasing & services revenue. Total revenues for 1999 were $618.5 million, an increase of 14.5% from 1998 revenues of $540.4 million. The increase was due primarily to a manufacturing product mix with a higher unit sales value, the resolution of certain matters on a leasing contract that began in 1990 and an acquisition completed in early 1999.

Net earnings for 2000 were $14.4 million, or $1.01 per diluted common share, compared to net earnings for 1999 of $19.5 million, or $1.36 per diluted common share, and to 1998 net earnings of $20.3 million, or $1.42 per diluted share. Earnings for 1999 include earnings of $1.1 million from the resolution of certain matters on a leasing contract that began in 1990 and an after-tax extraordinary charge of $0.9 million, or $0.07 per diluted common share, resulting from refinancing of $22.0 million of notes payable. Earnings for 1998 include a gain of $1.3 million resulting from exiting the trailer and container leasing operation more favorably than anticipated.

EXPANSION AND ACQUISITIONS

In January 2000, Greenbrier completed the purchase of the Freight Wagon Division of DaimlerChrysler Rail Systems located in Siegen, Germany. The acquired operation provides expertise in the fields of engineering, design, sales and marketing and project management. It also includes a comprehensive portfolio of railcar designs certified for the European marketplace, which enhanced production at Greenbrier's Polish manufacturing facility. Accordingly, a significant portion of the assets acquired are intangibles. The purchase was initially funded with a cash payment of $4.3 million and the assumption of net liabilities of $29.2 million. Results of the acquired operation, which include the sale of freight cars manufactured by unaffiliated subcontractors, have been included in the accompanying financial statements from the date of acquisition.

In September 1998, Greenbrier acquired a 60.0% interest in a railcar manufacturer located in Swidnica, Poland. Through a series of subsequent transactions, the Company has increased its ownership interest to 97.5%. The acquisition was accounted for by the purchase method, and operating results are included in the consolidated financial statements.

Effective September 1, 1999, Greenbrier acquired the common equity of the minority investor's interest in the Canadian manufacturing subsidiary.

Also in September 1998, Greenbrier entered into a joint venture with Bombardier Transportation to build railroad freight cars at Bombardier's existing manufacturing facility in Mexico. Each party holds a 50.0% non-controlling interest in the joint venture, and therefore Greenbrier's investment is being accounted for using the equity method. Greenbrier's share of operating results is included in operating results as equity in earnings of unconsolidated subsidiary.

In February 1998, the unaffiliated investors' minority interest in the automobile transportation business was acquired for $7.8 million through the use of restricted cash.

DIVESTITURES

A portion of the trailer and container fleet was sold in 1997, with the remainder sold in 1998. Trailer and container leasing operations were included in leasing & services continuing operations until disposition.

RESULTS OF OPERATIONS

MANUFACTURING SEGMENT

Manufacturing revenues include results from new railcar, marine, forge, refurbishment and maintenance activities. New railcar delivery and backlog information disclosed herein includes all facilities, including the joint venture in Mexico that is accounted for by the equity method.

Manufacturing revenues were $528.2 million, $520.3 million and $451.7 million for the years ended 2000, 1999 and 1998. Manufacturing revenues increased $7.9 million, or 1.5%, in 2000 from 1999 due to an increase in European revenues resulting from the newly acquired operation and a shift in product mix to units with a relatively higher sales value, partially offset by a softer North American market. Manufacturing revenues increased $68.6 million, or 15.2%, in 1999 from 1998 as market demand for freight cars remained strong, and the product mix shifted to units with a higher sales value. The Polish manufacturing operation, acquired in 1999, also contributed to this increase. Deliveries of new railcars, which are the primary source of revenue, were approximately 8,100 in 2000, 8,900 in 1999 and 7,800 in 1998.

As of August 31, 2000, the backlog of new railcars to be manufactured for sale and lease at all facilities was approximately 7,800 railcars with an estimated value of $440.0 million compared to 5,900 railcars valued at $340.0 million as of May 31, 2000.

Manufacturing gross margin decreased to 11.7% in 2000 from 12.3% in 1999 due to lower selling prices resulting from increased competition. Manufacturing gross margin in 1999 increased from 8.9% in 1998, reflecting overall improved operational efficiencies, a temporary reduction in certain material costs for the North American operations and the benefit of stronger market demand for railcars. The factors influencing cost of revenue and gross margin in a given period include order size (which affects economies of plant utilization), product mix, changes in manufacturing costs, product pricing and currency exchange rates.

LEASING & SERVICES SEGMENT

Leasing & services revenues were $91.2 million, $98.2 million and $88.7 million for the years ended 2000, 1999 and 1998. Revenues decreased $7.0 million, or 7.1%, in 2000 from 1999 due primarily to the completion of maintenance obligations in 1999 on a contract that began in 1990, partially offset by increases in 2000 due to the multi-year maintenance agreement that began in December 1998. The $9.5 million, or 10.7% increase in revenues in 1999 as compared to 1998 is primarily due to the resolution of certain matters on a leasing contract that began in 1990. A multi-year maintenance agreement that began in December 1998 also contributed to the increase in revenues. These increases were somewhat offset by lower gains on sales as compared to 1998.

Pre-tax earnings realized on the disposition of leased equipment amounted to $4.4 million during 2000 compared to $5.7 million in 1999 and $9.0 million in 1998. Assets from Greenbrier's lease fleet are periodically sold in the normal course of business in order to take advantage of market conditions, manage risk and maintain liquidity.

Leasing & services operating margin as a percentage of revenue was 48.8% in 2000 compared to 50.4% in 1999 and 60.1% in 1998. The lower margin in 2000 is primarily due to lower utilization of the owned lease fleet, which averaged 90.4% and 97.0% for the years ended August 31, 2000 and 1999. The lower margin in 1999 compared to 1998 was primarily due to a sharing arrangement related to the resolution of matters associated with the leasing contract discussed above. Lower gains on sales of leased equipment and the lower margin maintenance agreement that began in December 1998 also impacted the 2000 and 1999 operating margin.

OTHER COSTS

Selling and administrative expense was $54.2 million, $51.1 million and $37.3 million in 2000, 1999 and 1998. As a percentage of revenue, selling and administrative expense was 8.8%, 8.3% and 6.9% in 2000, 1999 and 1998. The increase in 2000 compared to 1999 is due primarily to the addition of the European operations and increased research and development costs, partially offset by cost reduction measures. The increase in 1999 compared to 1998 is primarily due to increased international activity.

Interest expense increased $2.2 million, or 11.6%, to $21.2 million for 2000 as compared to $19.0 million in 1999 as a result of both increased borrowings and cost of borrowings. Interest expense declined $1.9 million in 1999 as compared to $20.9 million in 1998 due to more favorable interest rates on refinanced leasing & services term debt and greater liquidity.

The divestiture of the trailer and container leasing operations was completed in 1998. The results associated with the sale of the operations were more favorable than originally anticipated, resulting in a $2.3 million benefit in 1998.

Income tax expense for all periods presented represents an effective tax rate of 42.0% on United States operations and varying effective tax rates on foreign operations. The consolidated effective tax rate of 51.8% in the current period is a result of European operating losses for which no tax benefi t has been recognized. The consolidated effective tax rate for 1999 and 1998 was 48.1% and 41.8%.

Minority interest decreased $1.3 million, or 43.3%, to $1.7 million for 2000 as compared to $3.0 million for 1999 primarily as a result of acquiring minority interests in Poland and Canada. The increase in minority interest in 1999 from 1998, reflects the improved contribution from the Canadian operation offset by the effects of European operating losses in 1999.

Equity in earnings of an unconsolidated subsidiary increased $0.2 million, or 28.5%, for 2000 as compared to 1999 as a result of improved manufacturing efficiencies at the Mexican operation.

LIQUIDITY AND CAPITAL RESOURCES

Greenbrier's growth has been financed through cash generated from operations, borrowings from banks and other financial institutions, issuance of subordinated debt and capital from minority investors. Cash utilization in the current year is primarily due to timing of railcar syndication activities and additions to the lease fleet. The Company's balance sheet and liquidity continue to be strong.

Credit facilities aggregated $129.3 million as of August 31, 2000. A $60.0 million revolving line of credit is available through May 2001 to provide working capital and interim financing of equipment for the leasing & services operations. A $40.0 million line of credit to be used for working capital is available through February 2002 for United States manufacturing operations. A $20.4 million (at the August 31, 2000 exchange rate) line of credit is available through March 2001 for working capital for Canadian manufacturing operations. Lines of credit totaling $6.4 million (at the August 31, 2000 exchange rate) are available principally through December 2000 for working capital for Polish manufacturing operations. A line of credit totaling $2.5 million (at the August 31, 2000 exchange rate) is available to support European operations. Advances under the lines of credit bear interest at rates that vary depending on the type of borrowing and certain defined ratios. At August 31, 2000, there were no borrowings outstanding under the United States manufacturing and European lines. At August 31, 2000, $4.0 million and $4.9 million were outstanding under the Canadian and Polish manufacturing lines and $4.1 million was outstanding under the leasing & services line. Available borrowings under these lines are principally based upon defined levels of receivables, inventory and leased equipment.

In addition, bank guarantees totaling $29.2 million (at the August 31, 2000 exchange rate) are available to support European operations, of which $19.3 million were issued at August 31, 2000.

Subsequent to August 31, 2000, the Company entered into additional revolving loan and bank guarantees totaling $3.4 million and $11.4 million (at the August 31, 2000 exchange rate) to support European operations.

Capital expenditures totaled $94.0 million, $71.0 million and $51.2 million in 2000, 1999, and 1998. Of these capital expenditures, approximately $74.5 million, $47.7 million and $39.3 million, in 2000, 1999, and 1998 were attributable to leasing & services operations. Leasing & services capital expenditures for 2001 are expected to be approximately $45.0 million. Greenbrier regularly sells assets from its lease fleet, some of which may have been purchased within the current year and included in capital expenditures.

Approximately $19.5 million, $23.3 million, and $11.9 million of the total capital expenditures for 2000, 1999 and 1998 were attributable to manufacturing operations. Capital expenditures for manufacturing additions are expected to be approximately $20.0 million in 2001 and will include plant improvements and equipment acquisitions to further increase capacity, enhance efficiencies and allow for the production of new railcars.

Inventories increased $35.0 million primarily as a result of the acquisition in Europe and the purchase of new railcar production, which is expected to be sold in the normal course of business over the next year.

Foreign operations give rise to risks from changes in foreign currency exchange rates. Greenbrier utilizes foreign currency forward exchange contracts with established financial institutions to hedge a portion of that risk. No provision has been made for credit loss due to counterparty non-performance.

At the August 31, 2000 exchange rates, forward exchange contracts for the purchase of Canadian dollars aggregated $47.8 million, contracts for the purchase of Polish zloties aggregated $15.8 million and contracts for the purchase of United States dollars aggregated $2.0 million. These contracts mature at various dates through June 2001. At August 31, 2000, gains and losses of approximately $0.8 million and $0.4 million on such contracts have been deferred and will be recognized in earnings concurrent with the hedged transaction.

A quarterly dividend of $0.09 per common share was declared in November 2000, to be paid in December. In July 1999, the dividend rate was increased to $0.09 from the $0.06 per common share that had been paid quarterly since 1995. In addition, a special one-time dividend of $0.12 per common share was paid in August 1999. Future dividends are dependent upon earnings, capital requirements and financial condition.

Certain loan covenants restrict the transfer of funds from subsidiaries to the parent company in the form of cash dividends, loans, or advances. The restricted net assets of subsidiaries amounted to $79.8 million as of August 31, 2000. Consolidated retained earnings of $14.7 million at August 31, 2000 were restricted as to the payment of dividends. Management expects existing funds and cash generated from operations, together with borrowings under existing credit facilities and long term financing, to be sufficient to fund dividends, stock repurchases, working capital needs, planned capital expenditures, acquisitions and expected debt repayments.

In July 2000, Greenbrier's Board of Directors authorized a stock repurchase program under which the company intends to repurchase up to $5.0 million in shares of its outstanding common stock program in open-market transactions, from time to time. As of August 31, 2000, the Company had repurchased approximately 28,000 shares at a purchase price totaling $0.2 million.

PROSPECTIVE ACCOUNTING CHANGES

Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, requires that all derivatives be recognized as either assets or liabilities measured at fair value. Adoption of SFAS No. 133 is effective for the Company's fiscal year beginning September 1, 2000 and is not expected to have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, which, as amended, the Company is required to implement beginning June 1, 2001. Management is currently evaluating the effects of SAB No. 101.

FORWARD-LOOKING INFORMATION

From time to time, Greenbrier or its representatives have made or may make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements as to expectations, beliefs and strategies regarding the future. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by the Company with the Securities and Exchange Commission. These forward-looking statements rely on a number of assumptions concerning future events and include statements relating to:

- financing sources for future expansion, other business development activities, capital spending and railcar syndication activities;
-    improved earnings in Europe;
-    improved European railcar market environment;
-    increased stockholder value;
-    increased competition;
-    market slowdown in North America;
-    share of new and existing markets;
-    increased production;
-    increased railcar services business; and
-    short- and long-term revenue and earnings effects of the above items.

These forward-looking statements are subject to a number of uncertainties and other factors outside Greenbrier's control. The following are among the factors, particularly in North America and Europe, that could cause actual results or outcomes to differ materially from the forward-looking statements:

- a delay or failure of acquisitions, products or services to compete successfully;
- actual future costs and the availability of materials and a trained workforce;
- changes in product mix and the mix between manufacturing and leasing & services revenue;
- labor disputes or operating difficulties that might disrupt manufacturing operations or the flow of cargo;
- production difficulties and product delivery delays as a result of, among other matters, changing technologies or non-performance of sub-contractors;
-    ability to obtain suitable contracts for the sale of leased equipment;
-    lower-than-anticipated residual values for leased equipment;
- discovery of defects in railcars resulting in increased warranty cost or litigation;
-    resolution or outcome of pending litigation;
-    the ability to consummate expected sales;
- delays in receipt of orders, risks that contracts may be canceled during their term or not renewed and that customers may not purchase as much equipment under the contracts as anticipated;
-    financial condition of principal customers;
-    market acceptance of products;
- competitive factors, including increased competition, introduction of competitive products and price pressures;
-    industry overcapacity or other factors;
-    shifts in market demand;
- domestic and global business conditions and growth or reduction in the surface transportation industry;
-    domestic and global political, regulatory or economic conditions;
-    changes in interest rates;
-    changes in fuel prices;
-    commodity price fluctuations; and
- economic impacts from currency fluctuations in the Company's worldwide operations.

Any forward-looking statements should be considered in light of these factors. Greenbrier assumes no obligation to update or revise any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements or if Greenbrier later becomes aware that these assumptions are not likely to be achieved.

             REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS

REPORT OF MANAGEMENT
Board of Directors and Stockholders

The Greenbrier Companies, Inc.

The consolidated financial statements and other financial information of The Greenbrier Companies, Inc. and Subsidiaries in this report were prepared by management, which is responsible for their content. They reflect amounts based upon management's best estimates and informed judgments. In management's opinion, the financial statements present fairly the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America.

The Company maintains a system of internal control which is designed, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized, that they are properly recorded to produce reliable financial records, and that accountability for assets is maintained. The accounting controls and procedures are supported by careful selection and training of personnel and a continuing management commitment to the integrity of the system.

The financial statements have been audited, to the extent required by auditing standards generally accepted in the United States of America, by Deloitte & Touche LLP, independent auditors. In connection therewith, management has considered the recommendations made by the independent auditors in connection with their audit and has responded in an appropriate, cost-effective manner.

The Board of Directors has appointed an Audit Committee composed entirely of directors who are not employees of the Company. The Audit Committee meets with representatives of management and the independent auditors, both separately and jointly. The Committee reports to the Board on its activities and findings.

/s/ William A. Furman       /s/ Larry G. Brady
---------------------       ------------------
William A. Furman,          Larry G. Brady,
President, Chief            Senior Vice President,
Executive Officer           Chief Financial Officer


INDEPENDENT AUDITORS' REPORT
Board of Directors and Stockholders

The Greenbrier Companies, Inc.

We have audited the accompanying consolidated balance sheets of The Greenbrier Companies, Inc. and Subsidiaries as of August 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Greenbrier Companies, Inc. and Subsidiaries as of August 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Portland, Oregon
October 24, 2000

                          CONSOLIDATED BALANCE SHEETS
                                   AUGUST 31,


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                  2000          1999
--------------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents                            $ 12,819        $ 77,161
  Restricted cash and investments                            89             635
  Accounts and notes receivable                          66,150          47,514
  Inventories                                           127,484          92,495
  Investment in direct finance leases                   124,780         143,185
  Equipment on operating leases                         122,074          93,225
  Property, plant and equipment                          77,628          69,316
  Intangible assets                                      23,001           4,000
  Other                                                  30,084          23,185
--------------------------------------------------------------------------------
                                                      $ 584,109       $ 550,716
================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
  Revolving notes                                      $ 13,019         $ 3,783
  Accounts payable and accrued liabilities              147,792         131,474
  Deferred participation                                 54,266          50,439
  Deferred income taxes                                  25,238          17,634
  Notes payable                                         159,363         161,401

  Subordinated debt                                      37,748          37,788

  Minority interest                                       5,068          14,034

  Commitments and contingencies (Notes 20 & 21)

  Stockholders' equity:
    Preferred stock -- $0.001 par value;
      25,000 shares authorized; none outstanding             --              --
    Common stock -- $0.001 par value; 50,000 shares
      authorized; 14,227 and 14,255 outstanding at
      August 31, 2000 and 1999                               14              14
    Additional paid-in capital                           50,249          50,495
    Retained earnings                                    94,756          85,534
    Accumulated other comprehensive loss                 (3,404)         (1,880)
--------------------------------------------------------------------------------
                                                        141,615         134,163
--------------------------------------------------------------------------------
                                                      $ 584,109       $ 550,716
================================================================================

   The accompanying notes are an integral part of these financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             YEARS ENDED AUGUST 31,


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)              2000              1999           1998
---------------------------------------------------------------------------------------------
REVENUE
  Manufacturing                                   $ 528,240         $ 520,311       $ 451,706
  Leasing & services                                 91,189            98,225          88,655
---------------------------------------------------------------------------------------------
                                                    619,429           618,536         540,361

COST OF REVENUE
  Manufacturing                                     466,348           456,122         411,655
  Leasing & services                                 46,711            48,682          35,349
---------------------------------------------------------------------------------------------
                                                    513,059           504,804         447,004

MARGIN                                              106,370           113,732          93,357

OTHER COSTS
  Selling and administrative expense                 54,202            51,061          37,270
  Interest expense                                   21,165            19,048          20,933
  Special charges -- leasing & services                  --                --          (2,250)
---------------------------------------------------------------------------------------------
                                                     75,367            70,109          55,953
  Earnings before income tax expense, minority
   interest and equity in earnings of
   unconsolidated subsidiary                         31,003            43,623          37,404
  Income tax expense                                (16,053)          (20,979)        (15,643)
---------------------------------------------------------------------------------------------
Earnings before minority interest and equity in
 earnings of unconsolidated subsidiary               14,950            22,644          21,761
Minority interest                                    (1,650)           (3,045)         (1,429)
Equity in earnings of unconsolidated subsidiary       1,054               820              --
---------------------------------------------------------------------------------------------
Earnings from continuing operations                  14,354            20,419          20,332
Extraordinary charge (net of $680 tax benefit)           --              (938)             --
---------------------------------------------------------------------------------------------
NET EARNINGS                                       $ 14,354          $ 19,481        $ 20,332
=============================================================================================
BASIC EARNINGS PER COMMON SHARE:
  Continuing operations                            $   1.01          $   1.44        $   1.43
  Extraordinary charge                                   --              (.07)             --
---------------------------------------------------------------------------------------------
  Net earnings                                     $   1.01          $   1.37        $   1.43
=============================================================================================
DILUTED EARNINGS PER COMMON SHARE:
  Continuing operations                            $   1.01          $   1.43        $   1.42
  Extraordinary charge                                   --              (.07)             --
---------------------------------------------------------------------------------------------
  Net earnings                                     $   1.01          $   1.36        $   1.42
=============================================================================================
WEIGHTED AVERAGE COMMON SHARES:
  Basic                                              14,227            14,254          14,203
  Diluted                                            14,241            14,294          14,346

   The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME


                                                                                ACCUMULATED
                                               ADDITIONAL                          OTHER            TOTAL
(IN THOUSANDS, EXCEPT         COMMON STOCK       PAID-IN           RETAINED     COMPREHENSIVE     STOCKHOLDERS'
PER SHARE AMOUNTS)         SHARES    AMOUNT      CAPITAL           EARNINGS     INCOME (LOSS)       EQUITY
----------------------------------------------------------------------------------------------------------------
BALANCE AUGUST 31, 1997    14,160     $ 14      $ 49,135           $ 54,689      $    131         $ 103,969

Net earnings                   --      --             --             20,332            --            20,332

Translation adjustment
 (net of $631 tax benefit)     --      --             --                 --          (803)             (803)
                                                                                                   ---------
  Comprehensive income                                                                               19,529

Stock options exercised        93      --          1,221                 --            --             1,221

Compensation relating to
 non-qualified stock
 option plan                   --      --             60                 --            --                60

Cash dividends
 ($0.24 per share)             --      --             --             (3,409)           --            (3,409)
----------------------------------------------------------------------------------------------------------------
BALANCE AUGUST 31, 1998    14,253      14         50,416             71,612          (672)          121,370

Net earnings                   --      --             --             19,481            --            19,481

Translation adjustment
 (net of $214 tax benefit)     --       --            --                 --        (1,208)           (1,208)
                                                                                                   ---------
  Comprehensive income                                                                               18,273

Stock options exercised         2       --            29                 --            --                29

Compensation relating to
 non-qualified stock
 option plan                    --       --            50                 --            --                50

Cash dividends
 ($0.39 per share)              --       --            --             (5,559)           --            (5,559)
------------------------------------------------------------------------------------------------------------
BALANCE AUGUST 31, 1999    14,255       14        50,495             85,534        (1,880)          134,163

Net earnings                   --       --            --             14,354            --            14,354

Translation adjustment
 (net of $188 tax benefit)     --       --            --                 --        (1,524)           (1,524)
                                                                                                   ---------
Comprehensive income                                                                                 12,830

Purchase of treasury stock    (28)      --          (246)                --            --              (246)

Cash dividends
 ($0.36 per share)             --       --            --             (5,132)           --            (5,132)
------------------------------------------------------------------------------------------------------------
BALANCE AUGUST 31, 2000    14,227     $ 14      $ 50,249           $ 94,756      $ (3,404)        $ 141,615
============================================================================================================

   The accompanying notes are an integral part of these financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             YEARS ENDED AUGUST 31,


(IN THOUSANDS)                                               2000           1999         1998
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                             $ 14,354       $ 19,481        $ 20,332
  Adjustments to reconcile net earnings to net cash
   (used in) provided by operating activities:
    Extraordinary charge                                         --            938              --
    Deferred income taxes                                     7,604          6,470          (2,217)
    Deferred participation                                    3,827          5,196           6,211
    Depreciation and amortization                            20,356         16,477          14,527
    Special charges                                              --             --          (2,250)
    Gain on sales of equipment                               (4,527)        (5,887)         (9,994)
    Other                                                     2,627          5,879           1,537
  Decrease (increase) in assets:
    Accounts and notes receivable                           (18,610)        (2,713)         13,197
    Inventories                                             (39,249)        (3,608)         10,110
    Prepaid expenses and other                               (1,376)          (879)          1,910
  Increase (decrease) in liabilities:
    Accounts payable and accrued liabilities                (13,295)        (2,961)         22,509
---------------------------------------------------------------------------------------------------
  Net cash (used in) provided by operating activities       (28,289)        38,393          75,872
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions, net of cash acquired                         (4,787)       (11,702)             --
  Principal payments received under direct
   finance leases                                            18,313         16,729          15,102
  Investment in direct finance leases                          (170)          (446)           (856)
  Proceeds from sales of equipment                           49,789         39,903         117,945
  Purchase of property and equipment                        (93,821)       (70,531)        (50,345)
  Use of (investment in) restricted cash and
   investments                                                  546         15,362          (8,637)
---------------------------------------------------------------------------------------------------
  Net cash (used in) provided by investing activities       (30,130)       (10,685)         73,209
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings                                   34,052         60,029          13,157
  Repayments of borrowings                                  (26,987)       (46,958)       (124,750)
  Dividends                                                  (5,132)        (5,559)         (3,409)
  Purchase of minority interest                              (7,610)            --          (7,772)
  Purchase of treasury stock                                   (246)            --              --
  Proceeds from exercise of stock options                        --             29           1,221
---------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities        (5,923)         7,541        (121,553)
---------------------------------------------------------------------------------------------------
  Increase (decrease) in cash and cash equivalents          (64,342)        35,249          27,528
CASH AND CASH EQUIVALENTS:
  Beginning of period                                        77,161         41,912          14,384
---------------------------------------------------------------------------------------------------
  End of period                                            $ 12,819       $ 77,161        $ 41,912
---------------------------------------------------------------------------------------------------
CASH PAID DURING THE PERIOD FOR:
  Interest                                                 $ 18,430       $ 16,637        $ 20,526
  Income taxes                                                6,291          9,150          13,626
NON-CASH INVESTING
 AND FINANCING ACTIVITIES:
  Purchase of minority interest                            $     --       $     --        $  1,580

   The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF OPERATIONS

The Greenbrier Companies, Inc. and Subsidiaries ("Greenbrier" or the "Company") currently operates in two primary business segments: manufacturing and leasing & services. The two business segments are operationally integrated. With operations in North America and Europe, the manufacturing segment produces double-stack intermodal railcars, conventional railcars, marine vessels and forged steel products and performs railcar refurbishment and maintenance activities. In Europe, the Company also manufactures freight cars through the use of unaffiliated subcontractors. Such activities are included in the manufacturing segment. The leasing & services segment owns or manages approximately 37,000 railcars for railroads, institutional investors and other leasing companies.

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

FOREIGN CURRENCY TRANSLATION -- Operations outside the United States prepare financial statements in currencies other than the United States dollar, the income statement amounts are translated at average exchange rates for the year, while the assets and liabilities are translated at year-end exchange rates. Translation adjustments are accumulated as a separate component of stockholders' equity and comprehensive income.

CASH AND INVESTMENTS -- Cash is temporarily invested primarily in bankers' acceptances, United States Treasury bills, commercial paper and money market funds. Restricted cash and investments may only be used for equipment acquisitions in accordance with loan agreements. All highly-liquid investments with a maturity of three months or less are considered cash equivalents.

INVENTORIES -- Inventories are valued at the lower of cost (first-in, first-out) or market. Work-in-process includes material, labor and overhead. Assets held for sale or refurbishment consist of railcars, carried at cost, that will either be sold or refurbished and placed on lease.

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

INTANGIBLE ASSETS -- Loan fees are capitalized and amortized as interest expense over the life of the related borrowings. Goodwill is generally amortized over twelve years using the straight-line method.

MAINTENANCE AND WARRANTY RESERVES -- Maintenance reserves are estimated and provided for over the term of maintenance obligations specified in the underlying lease agreements. Warranty reserves are estimated and charged to operations.

INCOME TAXES -- The liability method is used to account for income taxes. Deferred income taxes are provided for the temporary effects of differences in the recognition of revenues and expenses for financial statement and income tax reporting purposes. Valuation allowances reduce deferred tax assets to an amount that will more likely than not be realized.

MINORITY INTEREST -- Minority interest represents unaffiliated investors' capital investment and interest in the undistributed earnings and losses of consolidated entities.

COMPREHENSIVE INCOME -- Statement of Financial Accounting Standards ("SFAS") No. 130, REPORTING COMPREHENSIVE INCOME, requires presentation of comprehensive income (net income plus all other changes in net assets from non-owner sources) and its components in the financial statements.

REVENUE RECOGNITION -- Revenue from manufacturing operations is recognized at the time products are completed and accepted by unaffiliated customers. Direct finance lease revenue is recognized over the lease term in a manner that produces a constant rate of return on the net investment in the lease. Certain interim rentals are based on estimated costs. Operating lease revenue is recognized as earned under the lease terms. Payments received in advance are deferred until earned.

FORWARD EXCHANGE CONTRACTS -- Foreign operations give rise to risks from changes in foreign currency exchange rates. Forward exchange contracts with established financial institutions are utilized to hedge a portion of such risk. Realized and unrealized gains and losses are deferred and recognized in earnings concurrent with the hedged transaction. Even though forward exchange contracts are entered into to mitigate the impact of currency fluctuations, certain exposure remains which may affect operating results.

INTEREST RATE INSTRUMENTS -- Interest rate swap agreements are utilized to reduce the impact of changes in interest rates on certain debt. The net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense.

NET EARNINGS PER COMMON SHARE -- Basic earnings per common share ("EPS") excludes the potential dilution that would occur if additional shares were issued upon exercise of outstanding stock options while diluted EPS takes this potential dilution into account.

STOCK-BASED COMPENSATION -- Compensation expense for stock-based employee compensation continues to be measured using the method prescribed by Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. If material, pro forma disclosures of net earnings and earnings per common share will be made as if the method prescribed by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, had been applied in measuring compensation expense.

MANAGEMENT ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. This includes, among other things, evaluation of the remaining life and recoverability of long-lived assets. Actual results could differ from those estimates.

RECLASSIFICATIONS -- Certain reclassifications have been made to prior years' consolidated financial statements to conform with the 2000 presentation.

PROSPECTIVE ACCOUNTING CHANGES -- SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, requires that all derivatives be recognized as either assets or liabilities measured at fair value. Adoption of SFAS No. 133 is effective for the Company's fiscal year beginning September 1, 2000 and is not expected to have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, which, as amended, the Company is required to implement beginning June 1, 2001. Management is currently evaluating the effects of SAB No. 101.

NOTE 3 -- ACQUISITIONS

In January 2000, Greenbrier completed the purchase of the Freight Wagon Division of DaimlerChrysler Rail Systems located in Siegen, Germany. The acquired operation provides expertise in the fields of engineering, design, sales and marketing and project management. It also includes a comprehensive portfolio of railcar designs certified for the European marketplace. Accordingly, a significant portion of the assets acquired are intangibles. The purchase was initially funded with a cash payment of $4.3 million and the assumption of net liabilities of $29.2 million. Results of the acquired operation, which include the sale of freight cars manufactured by unaffiliated subcontractors, have been included in the accompanying financial statements from the date of acquisition. Disclosure of the acquisition on a proforma basis, as if it had taken place on September 1, 1999, has not been provided, as it is not material to the Company's financial position or results of operations.

On September 30, 1998, Greenbrier acquired a 60.0% interest in a railcar manufacturer located in Swidnica, Poland. Through a series of subsequent transactions, the Company has increased its ownership interest to 97.5%. This acquisition was accounted for by the purchase method, and operating results are included in the consolidated financial statements since the date of acquisition.

Effective September 1, 1999, Greenbrier completed the acquisition of the remaining common equity of the minority investor's interest in the Canadian manufacturing subsidiary.

On September 1, 1998, Greenbrier entered into a joint venture agreement with Bombardier Transportation ("Bombardier") to build railroad freight cars at Bombardier's existing manufacturing facility in Sahagun, Mexico. Each party holds a 50.0% non-controlling interest in the joint venture, and therefore Greenbrier's investment is being accounted for using the equity method. Greenbrier's share of the operating results is included as equity in earnings of unconsolidated subsidiary in the Consolidated Statements of Operations.

The excess purchase price over the fair value of net assets acquired in these transactions has been included in intangible assets in the Consolidated Balance Sheets and is being amortized on a straight-line basis over 12 years. The above acquisitions were completed utilizing operating cash flows and available lines of credit.

NOTE 4 -- DIVESTITURES

In 1997, a plan was adopted to sell the trailer and container leasing operation, in order to focus on core railcar operations. A portion of the trailer and container lease fleet was sold in 1997. In 1998, the sale of the remaining trailer and container fleet was completed. In 1997, an estimated pre-tax loss of approximately $1.6 million was included in the Consolidated Statements of Operations in special charges -- leasing & services for anticipated results of selling the operation. The results associated with the sale were more favorable than originally anticipated, resulting in a $2.3 million benefit in 1998.

NOTE 5 -- INVENTORIES


(IN THOUSANDS)                2000              1999
------------------------------------------------------
Manufacturing supplies
 and raw materials          $ 23,071          $ 10,953
Work-in-process               55,227            66,255
Assets held for sale or
 refurbishment                49,186            15,287
------------------------------------------------------
                            $127,484          $ 92,495
======================================================

NOTE 6 -- INVESTMENT IN DIRECT FINANCE LEASES


(IN THOUSANDS)                     2000        1999
------------------------------------------------------
Future minimum
 receipts on lease contracts     $151,879    $ 196,883
Maintenance,
 insurance and taxes              (35,671)     (43,940)
------------------------------------------------------
Net minimum lease
 receipts                         116,208      152,943
Estimated residual values          51,848       51,901
Unearned finance charges          (43,276)     (61,659)
------------------------------------------------------
                                 $124,780    $ 143,185
======================================================

Minimum future receipts on the direct finance lease contracts are as follows:


(IN THOUSANDS)
------------------------------------------------------
YEAR ENDING AUGUST 31,
2001                                     $ 48,750
2002                                       40,215
2003                                       29,098
2004                                       18,339
2005                                       10,430
Thereafter                                  5,047
------------------------------------------------------
                                        $ 151,879
======================================================

NOTE 7 -- EQUIPMENT ON OPERATING LEASES

Equipment on operating leases is reported net of accumulated depreciation of $53.2 million and $49.5 million as of August 31, 2000 and 1999.

In addition, certain railcar equipment is leased by the Company and subleased to customers under non-cancelable operating leases. Aggregate minimum future amounts receivable under all non-cancelable operating leases and subleases are as follows:


(IN THOUSANDS)
------------------------------------------------------
YEAR ENDING AUGUST 31,
2001                                  $ 16,585
2002                                    12,923
2003                                    11,346
2004                                     8,872
2005                                     6,819
Thereafter                               3,548
------------------------------------------------------
                                      $ 60,093
======================================================

Certain equipment is also operated under daily, monthly or mileage arrangements. Associated revenues amounted to $25.8 million, $23.0 million and $24.5 million for the years ended August 31, 2000, 1999 and 1998.

NOTE 8 -- PROPERTY, PLANT AND EQUIPMENT


(IN THOUSANDS)                    2000         1999
------------------------------------------------------
Land and
 improvements                   $ 9,326       $ 9,037
Machinery and
 equipment                       63,772        51,384
Buildings and
 improvements                    31,062        22,715
Other                            20,227        21,788
------------------------------------------------------
                                124,387       104,924

Accumulated
 depreciation                   (46,759)      (35,608)
------------------------------------------------------
                               $ 77,628      $ 69,316
======================================================

NOTE 9 - INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Summarized financial data for the Company's manufacturing joint venture for the year ended August 31, 2000 and 1999 is as follows:


(IN THOUSANDS)                      2000        1999
------------------------------------------------------
Current assets                  $  25,623     $ 29,717
Total assets                       44,407       40,156
Current liabilities                17,183       18,822
Equity                             27,224       21,334

Revenues                        $ 100,313     $ 56,524

Net earnings                    $   5,730     $  1,334

NOTE 10 -- REVOLVING NOTES

Credit facilities aggregated $129.3 million as of August 31, 2000. A $60.0 million revolving line of credit is available through May 2001 to provide working capital and interim financing of equipment for the leasing & services operations. A $40.0 million line of credit to be used for working capital is available through February 2002 for United States manufacturing operations. A $20.4 million (at the August 31, 2000 exchange rate) line of credit is available through March 2001 for working capital for Canadian manufacturing operations. Lines of credit totaling $6.4 million (at the August 31, 2000 exchange rate) are available principally through December 2000 for working capital for Polish manufacturing operations. A line of credit totaling $2.5 million (at the August 31, 2000 exchange rate) is available to support European operations. Advances under the lines of credit bear interest at rates, which vary depending on the type of borrowing and certain defined ratios. At August 31, 2000, there were no borrowings outstanding under the United States manufacturing and European lines. At August 31, 2000, $4.0 million and $4.9 million were outstanding under the Canadian and Polish manufacturing lines and $4.1 million was outstanding under the leasing & services line. Available borrowings under these lines are principally based upon defined levels of receivables, inventory and leased equipment.

In addition, bank guarantees totaling $29.2 million (at the August 31, 2000 exchange rate), are available to support European operations, of which $19.3 million were issued at August 31, 2000.

Subsequent to August 31, 2000, the Company entered into additional revolving loan and bank guarantees totaling $3.4 million and $11.4 million (at the August 31, 2000 exchange rate) to support European operations.

NOTE 11 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


(IN THOUSANDS)                     2000       1999
------------------------------------------------------
Accounts payable and
 accrued liabilities            $ 90,807     $ 69,578
Accrued payroll and
 related liabilities              18,215       19,518
Maintenance reserves              10,338       14,835
Participation                      2,943        8,366
Other                             25,489       19,177
------------------------------------------------------
                                $147,792     $131,474
======================================================

NOTE 12 -- NOTES PAYABLE


(IN THOUSANDS)                   2000       1999
------------------------------------------------------
Equipment notes
 payable                    $ 98,663 $ 121,816
Term loans                    59,337    37,616
Other notes payable            1,363     1,969
------------------------------------------------------
                            $159,363 $ 161,401
======================================================

Equipment notes payable, related to the lease fleet, bear interest at fixed rates of 6.5% to 10.8% and are due in varying installments through June 2006. The weighted average remaining contractual life and weighted average interest rate of the notes as of August 31, 2000 and 1999 were approximately 27 and 37 months and 7.3% and 7.7% for 2000 and 1999. The notes are collateralized by certain lease fleet railcars.

Term loans for manufacturing operations and acquisitions are due in varying installments through March 2011 and are collateralized by certain property, plant and equipment. As of August 31, 2000, the effective interest rates on the term loans ranged from 6.6% to 8.5%, except for Eastern Europe where borrowings of $1.5 million bear interest at 19.1%. Interest rate swap agreements are utilized to reduce the impact of changes in interest rates on certain debt. At August 31, 2000, such agreements had a notional amount of $30.0 million and mature between July 2008 and March 2011.

In February 1999, Greenbrier issued $30.0 million of senior term notes due 2006 (the "Notes"). In conjunction with the issuance of the Notes, $22.0 million of leasing equipment notes payable were repaid. The early retirement of this debt resulted in a $0.9 million extraordinary charge (net of income taxes of $0.7 million) in 1999 for prepayment penalties and the write-off of deferred loan costs.

Principal payments on the notes payable are as follows:


(IN THOUSANDS)
------------------------------------------------------
YEAR ENDING AUGUST 31,
2001                                          $ 31,734
2002                                            34,721
2003                                            24,420
2004                                            20,649
2005                                            11,758
Thereafter                                      36,081
------------------------------------------------------
                                              $159,363
======================================================

The revolving and operating lines of credit, along with certain equipment notes payable, contain covenants with respect to various subsidiaries, the most restrictive of which limit the payment of dividends or advances by subsidiaries and require certain levels of tangible net worth, ratio of debt to equity and debt service coverage. At August 31, 2000, the Company was in compliance with these covenants.

NOTE 13 -- SUBORDINATED DEBT

Subordinated notes, amounting to $37.7 million and $37.8 million at August 31, 2000 and 1999, were issued for railcars purchased as part of an agreement described in Note 21. The notes bear interest at 11.0% and 9.0%, with substantially all of the principal due ten years from the date of the notes, and are subordinated to all other liabilities of a subsidiary. Approximately $0.3 million becomes due in 2001, $10.3 million in 2002, $6.0 million in 2003, $5.9 million in 2004 and $6.4 million in 2005 with the remaining balance due after 2005.

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

Certain loan covenants restrict the transfer of funds from the subsidiaries to the parent company in the form of cash dividends, loans, or advances. Restricted net assets of subsidiaries amounted to $79.8 million as of August 31, 2000. Consolidated retained earnings of $14.7 million at August 31, 2000 were restricted as to the payment of dividends.

A stock incentive plan was adopted July 1, 1994 (the "1994 Plan") that provides for granting compensatory and non-compensatory options to employees and others. Outstanding options generally vest at 50.0% two years from grant with the balance five years from grant. No further grants will be awarded under this plan.

On April 6, 1999, the Company adopted the Stock Incentive Plan -- 2000 (the "2000 Plan"), under which 1,000,000 shares of common stock are available for issuance with respect to options granted to employees, non-employee directors and consultants of the Company. The 2000 Plan authorizes the grant of incentive stock options, non-statutory stock options and restricted stock awards, or any combination of the foregoing. Under the 2000 Plan, the exercise price for incentive stock options may not be less than the market value of the Company's common stock at the time the option is granted. Options are exercisable not less than six months or more than 10 years after the date the option is granted. General awards under the 2000 Plan vest at 50.0% two years from the grant date, with the balance vesting five years from grant.

The following table summarizes stock option transactions for shares under option and the related weighted average option price:

                                                           WEIGHTED
                                                            AVERAGE
                                                            OPTION
                                                 SHARES      PRICE
----------------------------------------------------------------------
Balance at
 August 31, 1997                                 761,373    $ 13.62
Granted                                            3,000      17.34
Exercised                                        (92,772)     13.17
Canceled                                         (24,742)     13.94
---------------------------------------------------------
Balance at
 August 31, 1998                                 646,859      13.62
Granted                                          642,500      11.37
Exercised                                         (1,860)     13.14
Canceled                                         (16,534)     14.00
---------------------------------------------------------
Balance at
 August 31, 1999                               1,270,965      12.73
Granted                                          262,500       8.69
Expired                                           (3,000)     16.75
Canceled                                         (27,491)     12.59
---------------------------------------------------------
Balance at
 August 31, 2000                               1,502,974      11.75
=========================================================

Options outstanding at August 31, 2000 have exercise prices ranging from $8.56 to $17.34 per share and have a remaining contractual life of 4.74 years. As of August 31, 2000, options to purchase 556,324 shares were exercisable and 737,500 shares were available for grant. Options to purchase 1,000,000 and 640,000 shares were available for grant at August 31, 1999 and 1998.

As discussed in Note 2, the disclosure-only provisions of SFAS No. 123 have been adopted. Accordingly, no compensation cost has been recognized for stock options granted with an exercise price equal to the fair value of the underlying stock on the date of grant. Had compensation costs been determined based on the estimated fair value of the options at the date of grant, the net earnings and net earnings per common share for the years ended August 31, 2000, 1999 and 1998 would not have differed materially from the amounts reported.

NOTE 15 -- RELATED PARTY TRANSACTIONS

The Company purchased railcars totaling $48.3 million and $54.2 million for the years ended August 31, 2000 and 1999 from a 50.0%-owned joint venture for subsequent sale or for its own lease fleet.

Maintenance, management and other fees received from a related entity under an agreement were $0.5 million, $0.9 million and $0.9 million for the years ended August 31, 2000, 1999 and 1998.

A member of the board of directors of a Canadian subsidiary also serves as a director of a company from which the majority of the Canadian subsidiary's steel requirements are acquired.

NOTE 16 -- EMPLOYEE BENEFIT PLANS

Defined contribution plans are available to substantially all United States employees. Contributions are based on a percentage of employee contributions and amounted to $1.1 million, $0.8 million and $0.6 million for the years ended August 31, 2000, 1999 and 1998.

Defined benefit pension plans are provided for Canadian and German employees covered by collective bargaining agreements. The plans provide pension benefits based on years of credited service. Contributions to the plan are actuarially determined and are intended to fund the net periodic pension cost. The plans' assets, obligations and pension cost are not material to the consolidated financial statements.

Nonqualified deferred benefit plans exist for certain employees. Expenses resulting from contributions to the plans, which are based on earnings, were $1.5 million, $0.9 million and $2.4 million for the years ended August 31, 2000, 1999 and 1998.

NOTE 17 -- INCOME TAXES

Components of income tax expense are as follows:


(IN THOUSANDS)                  2000        1999        1998
----------------------------------------------------------------
Current:
  Federal                     $ 2,466      $ 5,174    $ 13,139
  State                         1,506        1,092       2,581
  Foreign                       4,477        8,243       2,140
----------------------------------------------------------------
                                8,449       14,509      17,860
Deferred:
  Federal                       5,787        6,317         181
  State                           598        1,617      (2,062)
  Foreign                       1,219       (1,464)       (336)
----------------------------------------------------------------
                                7,604        6,470      (2,217)
----------------------------------------------------------------
                              $16,053     $ 20,979    $ 15,643
================================================================

Income tax expense is computed at rates different than statutory rates. The reconciliation between effective and statutory tax rates on continuing operations is as follows:

                               2000          1999          1998
------------------------------------------------------------------
Statutory rates                35.0%         35.0%         35.0%
State income taxes,
 net of federal
 benefit                        4.3           4.0           4.5
Impact of foreign
 taxes                         11.9           7.4           0.6
Other                           0.6           1.7           1.7
------------------------------------------------------------------
                               51.8%         48.1%         41.8%
==================================================================

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:


(IN THOUSANDS)                         2000        1999
---------------------------------------------------------------
Deferred tax assets:
  Alternative minimum tax
   credit carryforward               $ (4,417)   $ (6,783)
  Deferred participation              (21,775)    (20,434)
  Maintenance and warranty reserves    (5,553)     (7,454)
  Accrued payroll and related
   liabilities                         (3,245)     (7,420)
  Deferred revenue                       (872)       (275)
  Inventories and other                (4,094)     (4,005)
------------------------------------------------------------
                                      (39,956)    (46,371)
Deferred tax liabilities:
  Accelerated depreciation             64,925      64,610
  Other                                 2,671       2,269
------------------------------------------------------------
Net deferred tax liability
 attributable to continuing
 operations                            27,640      20,508
Net deferred tax liability
 attributable to discontinued
 operations                            (2,402)     (2,874)
------------------------------------------------------------
Net deferred tax liability           $ 25,238    $ 17,634
============================================================

NOTE 18 - SEGMENT INFORMATION

Greenbrier has two reportable segments: manufacturing and leasing & services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Performance is evaluated based on margin, which is presented in the Consolidated Statements of Operations. Intersegment sales and transfers are accounted for as if the sales or transfers were to third parties.

The information in the following tables is derived directly from the segments' internal financial reports used for corporate management purposes. Unallocated assets primarily consist of cash, short-term investments and capitalized loan costs.


(IN THOUSANDS)                2000          1999          1998
--------------------------------------------------------------------
Revenue:
  Manufacturing            $582,543       $548,038      $ 470,025
  Leasing & services        116,994        127,630        107,147
  Intersegment eliminations (80,108)       (57,132)       (36,811)
--------------------------------------------------------------------
                           $619,429       $618,536      $ 540,361
====================================================================
Assets:
  Manufacturing            $232,265       $188,147      $ 162,907
  Leasing & services        338,908        284,401        298,811
  Unallocated                12,936         78,168         43,771
--------------------------------------------------------------------
                           $584,109       $550,716      $ 505,489
====================================================================
Depreciation and
 amortization:
  Manufacturing             $ 9,847        $ 7,794      $   4,774
  Leasing & services         10,509          8,683          9,753
--------------------------------------------------------------------
                           $ 20,356       $ 16,477      $  14,527
====================================================================
Capital expenditures:
  Manufacturing            $ 19,476       $ 23,260      $  11,887
  Leasing & services         74,515         47,717         39,314
--------------------------------------------------------------------
                           $ 93,991       $ 70,977      $  51,201
====================================================================

The Company has operations in the United States, Canada and Europe. The following table summarizes selected geographic information. Eliminations are sales between geographic areas.


(IN THOUSANDS)                2000           1999           1998
--------------------------------------------------------------------
Revenue:
  United States            $393,213        $387,735      $ 386,064
  Canada                    239,658         231,767        169,335
  Europe                     53,230          20,183             --
  Eliminations              (66,672)        (21,149)       (15,038)
--------------------------------------------------------------------
                           $619,429        $618,536      $ 540,361
====================================================================
Earnings(1):
  United States            $ 25,156        $ 33,413      $  33,162
  Canada                     15,350          16,280          4,345
  Europe                     (5,299)         (6,120)            --
  Eliminations               (4,204)             50           (103)
--------------------------------------------------------------------
                           $ 31,003        $ 43,623      $  37,404
====================================================================
Identifiable assets:
  United States            $464,276        $469,133      $ 452,323
  Canada                     57,899          64,162         53,166
  Europe                     61,934          17,421             --
--------------------------------------------------------------------
                           $584,109        $550,716      $ 505,489
====================================================================

(1) From continuing operations before income tax expense, minority interest and equity in earnings of unconsolidated subsidiary.

NOTE 19 -- CUSTOMER CONCENTRATION

In 2000, revenue from the two largest customers was 30.1% and 8.9% of total revenues. Revenue from the two largest customers was 28.3% and 16.7% of total revenues for the year ended August 31, 1999 and 25.0% and 16.0% of total revenues for the year ended August 31, 1998. No other customers accounted for more than 10.0% of total revenues in 2000, 1999, or 1998. Two customers had balances that individually exceeded 10.0% of accounts receivable and in total represented 40.4% of the consolidated balance at August 31, 2000. Three customers had balances that individually exceeded 10.0% of accounts receivable and in total represented 64.0% of the consolidated balance at August 31, 1999.

Note 20 -- Lease Commitments

Lease expense for railcar equipment leased under non-cancelable leases was $7.4 million, $7.3 million and $5.0 million, for the years ended August 31, 2000, 1999 and 1998.

Aggregate minimum future amounts payable under non-cancelable railcar equipment leases are as follows:


(IN THOUSANDS)
------------------------------------------------
YEAR ENDING AUGUST 31,
2001                                   $ 4,154
2002                                     3,283
2003                                     2,668
2004                                     1,226
2005                                       125
Thereafter                                  --
------------------------------------------------
                                      $ 11,456
================================================

Operating leases for domestic refurbishment facilities, office space and certain manufacturing and office equipment expire at various dates through September 2014. Rental expense for facilities, office space and equipment was $2.9 million, $2.5 million and $1.9 million for the years ended August 31, 2000, 1999 and 1998.

Aggregate minimum future amounts payable under non-cancelable operating leases are as follows:


(IN THOUSANDS)
------------------------------------------------
YEAR ENDING AUGUST 31,
2001                                   $ 2,748
2002                                     2,643
2003                                     2,168
2004                                     1,627
2005                                     1,258
Thereafter                               5,189
------------------------------------------------
                                      $ 15,633
================================================

NOTE 21 -- COMMITMENTS AND CONTINGENCIES

In 1990, an agreement was entered into for the purchase and refurbishment of over 10,000 used railcars. The agreement provides that, under certain conditions, the seller will receive a percentage of operating earnings of a subsidiary, as defined. Amounts accrued are referred to as participation and are included in accrued liabilities and deferred participation in the Consolidated Balance Sheets. Participation expense related to this and a similar, but smaller agreement was $9.7 million, $14.0 million and $7.2 million for the years ended August 31, 2000, 1999 and 1998. Payment of deferred participation is estimated to be $3.0 million in 2001, $4.5 million in 2002, $10.8 million in 2003, $21.7 million in 2004 and $17.7 million in 2005 with the remaining balance due after 2005.

At the August 31, 2000 exchange rates, forward exchange contracts for the purchase of Canadian dollars aggregated $47.8 million, contracts for the purchase of Polish zloties aggregated $15.8 million and contracts for the purchase of United States dollars aggregated $2.0 million. These contracts mature at various dates through June 2001. At August 31, 2000, gains and losses of approximately $0.8 million and $0.4 million on such contracts have been deferred and will be recognized in earnings concurrent with the hedged transaction.

Environmental studies have been conducted of owned and leased properties that indicate additional investigation and some remediation may be necessary. The Portland, Oregon manufacturing facility is located on the Willamette River. The United States Environmental Protection Agency is considering possible classification of portions of the river bed, including the portion fronting the facility, as a federal "superfund" site due to sediment contamination. There is no indication that the Company has contributed to contamination of the Willamette River bed, although uses by prior owners of the property may have contributed. Nevertheless, ultimate classification of the Willamette River may have an impact on the value of the Company's investment in the property and may require the Company to initially bear a portion of the cost of any mandated remediation. The Company may be required to perform periodic maintenance dredging in order to continue to launch vessels from its launch ways on the river, and classification as a superfund site could result in some limitations on future launch activity. The outcome of such actions cannot be estimated; however, management believes that any ultimate liability resulting from environmental issues will not materially affect the financial position, results of operations, or cash flows of the Company. Management believes that its operations adhere to sound environmental practices, applicable laws and regulations.

From time to time, the Company is involved as a defendant in litigation in the ordinary course of business, the outcome of which cannot be predicted with certainty. Litigation has been initiated by former shareholders of Interamerican Logistics, Inc. ("Interamerican"), which was acquired in the fall of 1996. The plaintiffs allege that the Company violated the agreements pursuant to which it acquired ownership of Interamerican and seek damages aggregating $4.5 million Canadian. Management contends the claim to be without merit and intends to vigorously defend its position. Management believes that any ultimate liability resulting from litigation will not materially affect the financial position, results of operations, or cash flows of the Company.

Employment agreements, which expire August 31, 2004, with the Chairman and the Chief Executive Officer, provide each with a minimum annual salary and a bonus calculated based on operating results, as defined. The minimum annual aggregate defined payment under the agreements is $0.7 million and the maximum is $2.1 million.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments and the methods and assumptions used to estimate such fair values are as follows:

                                                             2000
                                                 ------------------------------
                                                 CARRYING           ESTIMATED
(IN THOUSANDS)                                    AMOUNT            FAIR VALUE
-------------------------------------------------------------------------------
Notes payable and
 subordinated debt                                $197,111           $ 174,575
Deferred participation                              54,266              42,278

                                                              1999
                                                 ------------------------------
                                                 CARRYING           ESTIMATED
(IN THOUSANDS)                                    AMOUNT            FAIR VALUE
-------------------------------------------------------------------------------
Notes payable and
 subordinated debt                                $199,189           $ 179,456
Deferred participation                              50,439              33,681

The carrying amount of cash and cash equivalents, restricted cash and investments, accounts and notes receivable, revolving notes and accounts payable and accrued liabilities is a reasonable estimate of fair value of these financial instruments. Estimated rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of notes payable and subordinated debt. The fair value of deferred participation is estimated by discounting the estimated future cash payments using the Company's estimated incremental borrowing rate. The carrying value and fair value of foreign currency forward contracts and interest rate swaps are not material.

                        QUARTERLY RESULTS OF OPERATIONS

Unaudited operating results by quarter for 2000 and 1999 are as follows:


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    FIRST       SECOND       THIRD      FOURTH       TOTAL
----------------------------------------------------------------------------------------------------
2000
Revenue
  Manufacturing                            $ 91,749    $ 149,387   $ 147,054   $ 140,050    $ 528,240
  Leasing & services                         21,253       23,436      24,861      21,639       91,189
-----------------------------------------------------------------------------------------------------
                                            113,002      172,823     171,915     161,689      619,429
Cost of revenue
  Manufacturing                              80,013      132,070     131,041     123,224      466,348
  Leasing & services                         12,214       12,332      11,817      10,348       46,711
-----------------------------------------------------------------------------------------------------
                                             92,227      144,402     142,858     133,572      513,059

Margin                                     $ 20,775     $ 28,421    $ 29,057    $ 28,117    $ 106,370
=====================================================================================================
Net earnings                               $    424     $  4,303    $  4,241    $  5,386    $  14,354
=====================================================================================================
Net earnings per common share:
  Basic                                    $    .03     $    .30    $    .30    $    .38    $    1.01
=====================================================================================================
  Diluted                                  $    .03     $    .30    $    .30    $    .38    $    1.01
=====================================================================================================
1999
Revenue
  Manufacturing                            $100,074     $145,048    $ 152,360   $ 122,829   $ 520,311
  Leasing & services                         20,012       21,892       21,712      34,609      98,225
-----------------------------------------------------------------------------------------------------
                                            120,086      166,940      174,072     157,438     618,536
Cost of revenue
  Manufacturing                              90,393      127,128      133,695     104,906     456,122
  Leasing & services                          8,198       10,339       10,300      19,845      48,682
-----------------------------------------------------------------------------------------------------
                                             98,591      137,467      143,995     124,751     504,804

Margin                                     $ 21,495     $ 29,473     $ 30,077   $  32,687    $113,732
=====================================================================================================
Net earnings                               $  2,866     $  5,151(1)  $  6,179    $  5,285(2) $ 19,481
=====================================================================================================
Net earnings per common share:
  Basic(3)                                 $    .20     $    .36(1)  $    .43   $    .37     $   1.37
=====================================================================================================
Diluted                                    $    .20     $    .36(1)  $    .43   $    .37     $   1.36
=====================================================================================================

(1) Includes an extraordinary charge of $0.9 million, or $0.07 per share, representing prepayment penalties and the write-off of deferred loan costs.

(2) Includes earnings of $1.1 million resulting from the resolution of certain matters on a leasing contract that began in 1990.

(3) The sum of quarterly earnings per common share may not equal annual earnings per common share as a result of the computation of quarterly versus annual weighted average common shares outstanding.


42